April    , 2008

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Re:	Form N-1A Filing for IndexIQ Trust Registration Nos.: 333-149351 and 811-22185

Dear Ladies and Gentlemen:

On behalf of our client, IndexIQ Trust (the ‘‘Trust’’), we are filing with this correspondence Pre-Effective Amendment No. 1 (the ‘‘Amendment’’) to the registration statement on Form N-1A (the ‘‘Registration Statement’’) concerning the registration of the Trust and the shares of the IQ Alpha Hedge Strategy Fund, which is a series of the Trust (the ‘‘Fund’’), under the Securities Act of 1933 and the Investment Company Act of 1940 (the ‘‘1940 Act’’). Blacklined copies of the Amendment that have been marked to show changes to the initial filing are being sent to the Commission’s Staff under separate cover. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

With respect to the Staff’s comment letter dated March 21, 2008 by Mr. John M. Ganley, we offer the following responses (the headings below corresponding to the headings in such comment letter with the numbered responses corresponding to the comment numbers of the comment letter; page numbers referenced in responses to comments are the page numbers of the Amendment):

Prospectus

Cover Page

1.    The use of the term ‘‘alpha’’ in the Fund’s name is not misleading because the Index has the objective of producing alpha returns (e.g., returns that are superior to the S&P 500 Index) and the Fund seeks to replicate the returns of the Index. Clarification of the Index’s construction and the Fund’s objectives and strategies has been made in the Prospectus to avoid confusion that might result from the use ‘‘alpha’’ in the Fund’s name. For example, the Prospectus no longer utilizes the distinction between ‘‘alpha’’ and ‘‘beta’’ returns.

2.    In response to the Staff’s comment, the Trust has modified the name of the Fund by replacing the phrase ‘‘hedge composite’’ with the phrase ‘‘hedge strategy.’’ The Fund’s name is not subject to Rule 35d-1 because the term ‘‘hedge strategy’’ does not suggest ‘‘that the Fund focuses its investments in a particular type of investment or investments.’’ Rule 35d-1(a)(2) (the other provisions of Rule 35d-1 do not appear to be implicated by this phrase). Instead, the term ‘‘hedge strategy’’ strongly suggests a style of investment, not a focus of investment. The Fund’s objective is to replicate the returns of the Index, which is producing hedged returns based on a composite of six hedging styles commonly used by hedge funds to outperform the S&P 500 Index. The word ‘‘hedge’’ in the name does not suggest a particular investment focus but merely connotes a hedged return relative to the general equity markets and the S&P 500 Index in particular. The term ‘‘hedge strategy’’ is not analogous to or otherwise a substitute for the terms ‘‘hedge fund’’ or ‘‘hedge funds’’ and does not lead to a misleading impression that the Fund invests in hedge funds. Instead, ‘‘hedge strategy’’ informs the investor that the Fund, by tracking the Index, is utilizing hedging investment strategies or styles to achieve its objective. This distinction is analogous to the Commission’s view of the term ‘‘balanced’’ in a fund’s name, where ‘‘‘balanced’ . . . does not suggest a particular investment focus, but rather a particular type of diversification among different investments, and ‘balanced’ funds will not be subject to the rule.’’ Investment Company Names, Release No. IC-24828, n.42 (pub. Feb. 1, 2001) (Rule 35d-1 adopting release). In addition, the Prospectus indicates prominently on its inside front cover page and under the caption ‘‘Fund Investment Objective and Strategies – Principal Investment Strategies’’ that it does not invest in hedge funds and is not a fund of hedge funds. As indicated in the response to Comment No. 1, clarification of the Index’s construction and the Fund’s objectives and

Securities and Exchange Commission
April     , 2008

strategies has been made in the Prospectus to provide investors with a plain English understanding of the Fund’s investment focus.

3.    The ‘‘Fund Facts’’ section of the Prospectus has been deleted, and the Fund’s objective now appears consistently throughout the Registration Statement.

Principal Investment Strategies (Page 1)

4.    The suggested plain English clarifications have been made to this summary section of the Prospectus. A more detailed explication of the Fund’s principal risks, strategies and the Index appears under the heading ‘‘Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index.’’ This detailed explanation has been added as responsive to Item 4 of Form N-1A.

a.	The suggested revisions have been made.

b.	The suggested revisions have been made.

c.	The suggested revisions have been made.

d.	The suggested revisions have been made.

5.    The Investment Advisor and IndexIQ have implemented a variety of information barriers and other policies and procedures to prevent the ‘‘active’’ management of the Fund through management of the Index. These barriers, policies and procedures are also designed to prevent trading practices by personnel of IndexIQ, the Investment Advisor and the Sub-Advisor that otherwise could potentially harm the Fund and its shareholders. These barriers, policies and procedures are described in the Statement of Addition Information under the caption ‘‘Certain Conflicts of Interest.’’ See also the response to Comment No. 27 below.

Further, the actual portfolio management of the Fund will be conducted by the Sub-Advisor, who is unaffiliated with IndexIQ, and there is no overlap between the Fund’s portfolio managers who are provided by the Sub-Advisor and the personnel of IndexIQ and the Investment Advisor. The Sub-Advisor’s portfolio management of the Fund is passively reactive to changes in the Index Components and their weightings. The utilization of the Sub-Advisor’s portfolio managers is disclosed in the Prospectus and SAI. Although there is overlap of the Chief Executive Officer and Chief Operating Officer of IndexIQ and the Investment Advisor, neither of these officers are a part of the Index Group maintaining the Index at IndexIQ or part of the Investment Adviser’s portfolio management team to the extent that such team may be viewed as managing the Fund’s portfolio. Due to these conditions and the barriers, policies and procedures described above, these shared senior executives will have no ability to manage the Fund through management of the Index.

Finally, the construction and maintenance of the Index, as described in the Prospectus, is based on objective, rules-based methodologies utilizing third-party data inputs. This lack of subjectivity in Index maintenance effectively removes any opportunity for the shared senior executives to manage the Fund’s portfolio through Index management. The mathematical formulas and analytics utilized by the Index Group can only be changed by members of the Index Group, and the shared senior executives, under the barriers, polices and procedure discussed above, do not have the ability to change, or otherwise influence Index Group members to change, the formulas and analytic processes utilized in the Index’s methodologies in order to manage the Fund.

For the foregoing reasons, the Fund is appropriately referred to throughout the Registration Statement as passively managed.

Please note that full transparency (daily public disclosure) of the Fund’s portfolio or of the Index’s methodology and its Index Components and their weightings would not be necessary to reach the foregoing conclusion. Such transparency is required of Exchange Traded Funds (‘‘ETFs’’) where the goal is to enable an arbitrage mechanism that ensures ETF share market prices will not engender a wide

Securities and Exchange Commission
April     , 2008

discount or premium to ETF per share NAV, thereby disadvantaging retail shareholders. The types of affiliated index provider-investment adviser conflicts of interest that may harm investment company shareholders can be characterized as front-running fund transactions, insider trading on index or fund investment information, and other types of abuses relating to the misappropriation of fund portfolio confidences. These are the same types of conflicts that non-index-based investment companies confront and successfully address with reasonably designed codes of ethics and policies and procedures. Just as full transparency of a mutual fund’s portfolio would not address this concern, neither would full transparency of the Index or the Fund’s portfolio.

6.    The discussion of a delay in the Fund’s ability to be fully invested according to its strategy has been deleted. The Investment Advisor believes that the Fund’s investments during the period immediately following its commencement of operations will allow it to meet its principal investment objective utilizing its principal investment strategies. A more extensive discussion of the risks that may cause the Fund to deviate from its principal objective and strategies has been added under the heading ‘‘Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index.’’ These risks will exist over the life of the Fund and are not limited to periods immediately following the Fund’s inception.

7.    The suggested clarifications have been made in the Prospectus.

8.    The terms ‘‘ETFs’’, ‘‘ETNs’’ and ‘‘ETVs’’ are defined on page 1 of the Prospectus. A brief description of the types of underlying investments or asset classes those instruments track has been included in the discussion of Index Components appearing in the third full paragraph of page 2 of the Prospectus under ‘‘—Principal Investment Strategies.’’

9.    The use of the term leverage may be perceived as emphasizing cash borrowings. Consequently, the Prospectus has been revised to reflect that the Index seeks to increase its exposure to asset classes and that the Fund, in turn, will seek to increase its exposure to these asset classes through the use of total return swaps. In accordance with the guidance under 1940 Act Section 18(f) provided by SEC Release IC-10666 and the SEC’s No-Action Letters Dreyfus Strategic Investing (pub. avail. June 22, 1987) and Merrill Lynch Asset Management L.P. (pub. avail. July 2, 1996), the Fund will cause its custodian to segregate liquid assets of the Fund, on a daily marked-to-market basis, equal in value to the Fund’s liabilities under the total return swaps. The positive or negative value of the total return swaps will not (together with the value of any other illiquid securities held by the Fund) exceed 15% of the Fund’s net assets at any time. Consequently, the Fund will have sufficient liquid assets to segregate for these purposes. The increased exposure to the desired asset classes will be achieved through the notional amount of the swaps, which notional amounts in the aggregate will not exceed 100% the Fund’s net asset value – allowing a 200% net asset exposure to the asset classes.

Please note that the Fund’s use of total return swaps will vary significantly over time with respect to counterparties and their number and the outstanding notional amounts and the Fund’s related exposures and liabilities. Presently, the Investment Advisor and the Sub-Advisor cannot identify potential swap counterparties since the Fund has no assets upon which could begin meaningful swap negotiations, and all potential swap counterparties approached by the Investment Advisor have confirmed this. For these same reasons, the Investment Advisor is presently unable to determine the individual or aggregate swap needs of the Fund or the number and identity of swap counterparties among which such swaps transactions could be distributed.

The Registrant believes that the identification or other creditworthiness information of specific Fund swap counterparties is unnecessary since it will not provide meaningful prospectus disclosure to Fund investors. Moreover, such disclosure would otherwise be impossible to achieve or may create confusion for investors due to the potential multiplicity of prospectus supplements.

First, the Fund does not stand in the same long-term relationship with swap counterparties that asset backed securities issuers or so-called ‘‘principal protected’’ mutual funds do with the financial institutions providing long-term credit support for the benefit of those issuers’ noteholders or shareholders. Investors

Securities and Exchange Commission
April     , 2008

in credit-supported asset backed securities and shares of principal protected mutual funds are purchasing those instruments primarily with the understanding that a third-party credit support provider is protecting the value of their investment to some degree. Consequently, information concerning the identity and/or the creditworthiness of the credit support provider is material to an investor’s purchase or sale decision since such support is a feature of the security purchased and not an attribute of the issuer’s portfolio. In addition, the credit support relationship is expected to last the life of the issuer; thus making meaningful prospectus disclosure about the credit support provider relatively easy.

Unlike the third-party credit-supported issuers, the Fund’s relationship with any swap counterparty is necessarily of short duration, and the Fund’s use of swaps is not a feature of Fund shares but a portfolio investment. In fact the Fund may have no swap counterparties for varying lengths of time and still successfully meet its investment objective. At an extreme, the Fund could change swap counterparties on a daily basis if there was a benefit to such behavior under its principal investment objective and strategies. Meaningful prospectus disclosure would be impossible to achieve even in the expected circumstances where the Fund enters into various and successive 1-day, 5-day, 1-week, 3-week, 1-month or 2-month settled swap transactions, for instance, with multiple counterparties. Also, investors in Fund shares will not be making purchase or sale decisions under any belief that swap counterparties are somehow protecting the value of their investment in the Fund or that the total return swaps are an inherent feature of their Fund shares. Under the Fund’s investment strategies as set forth in the Registration Statement, where the Fund’s aggregate net asset exposure to illiquid securities including swaps is limited, identification or creditworthiness information of any swap counterparty would simply not be material regardless of the size of the notional outstanding amount of such counterparty’s swap.

Second, the nature of the Fund’s relationship with any and all swap counterparties and how the Fund uses swaps indicates that investors would find the strategies employed by Fund and its Investment Advisor and Sub-Advisor to avoid or manage swap counterparty risk material. To that end, the Prospectus discussion under the caption ‘‘Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index—Principal Investment Techniques and Related Risks—C. Portfolio Securities and Techniques—Total Return Swaps’’ sets forth (1) the Board’s and Investment Advisor’s oversight and monitoring responsibilities to manage swap counterparty risk and (2) the counterparty credit rating (e.g., AAA or AA) and other attributes (e.g., a publicly traded financial institution or an affiliate of such) that must be met before the Investment Advisor or the Sub-Advisor could cause the Fund to enter into or otherwise continue a swap transaction with any counterparty. This disclosure should give investors meaningful information needed to evaluate the Fund while also preserving the portfolio managers’ flexibility to manage the Fund’s assets under its investment objective and strategies.

Although the Fund’s performance will be significantly affected by swap performance, this effect on performance is much like the effects caused by any other significant investment of an investment company and not a feature of the securities being purchased. Consequently, disclosure of how the Fund will manage swap counterparty risk in all circumstances provides meaningful disclosure. The Registrant believes that its Prospectus disclosures concerning swap counterparty risk are important and would be receptive to further suggestions from the staff in this regard.

The HGIQCO-LEV INDEX (Page 2)

10.    The suggested plain English clarifications have been made to this summary section of the Prospectus. A more detailed explication of the Index appears under the heading ‘‘Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index—The Benchmark Index.’’

a.    As disclosed on pages 11 and 21 of the Prospectus, IndexIQ only receives the total return data of each Hedge Fund Index from CS.

b.    An explanation of how IndexIQ uses the information it receives from CS to create the Underlying Strategies has been added to this section with a more detailed explanation added under

Securities and Exchange Commission
April     , 2008

the caption ‘‘Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index—The Benchmark Index.’’ Please note that the Prospectus has been revised to indicate that the Underlying Strategies seek to replicate the risk adjusted return characteristics of the Hedge Fund Indexes, not the ‘‘beta’’ returns.

c.    The Investment Advisor does not believe that a distinction can be made between the theoretical alpha and beta components of a total return with any mathematical precision. Consequently, the Prospectus has been revised to indicate that the Underlying Strategies seek to replicate the risk adjusted return characteristics of the Hedge Fund Indexes.

d.    The suggested description has been added to this section with further detailed description appearing under the heading ‘‘Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index—The Benchmark Index.’’

e.    The suggested description has been added to this section with further detailed description appearing under the heading ‘‘Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index—The Benchmark Index.’’

f.    The discussion under the heading ‘‘Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index—The Benchmark Index’’ in the last paragraph on page 20 of the Prospectus provides a full explanation of how the Index can achieve lower volatility than the S&P 500 Index while increasing its exposure to various asset classes up to 200% of its net assets.

g.    The requested description of the Index Components as of the last rebalance date of the Index is provided on page 21 of the Prospectus. Greater detail concerning these Index Components or the naming of each Index Component in the Prospectus will not provide investors with meaningful information. Given the expected portfolio turnover rate of the Index and the Fund, further identification of the Index Components would quickly render the information stale and potentially misleading.

11.    Clarifications have been made throughout the Prospectus that the Underlying Strategies are designed to replicate the risk adjusted return characteristics of the Hedge Fund Indexes.

12.    The concept of asset class exposures has replaced the use of the term ‘‘Market Factors.’’ Discussion of asset classes better clarifies the Index’s methodologies and the Fund’s investment strategies.

13.    The requested changes and explanations occur in the Prospectus.

14.    The concepts of ‘‘Market Factors’’ and ‘‘Component Factors’’ have been removed from the Registration Statement, and the Index’s methodologies have been clarified.

15.    The requested changes have been made.

HGIQCO-LEV and Hedge Fund Returns (Page 3)

16.    The requested changes have been made.

Other Investment Practices and Securities (Page 4)

17.    This section has been deleted, and the remaining requested changes have been made.

Principal Risks of the Fund

18.    The principal risks in this section are now summaries and have been tailored to the Fund’s principal investment strategies. Discussions of non-principal risks appear under the caption ‘‘Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index—Principal Investment Techniques and Related Risks—B. Additional Risk Information.’’

Securities and Exchange Commission
April     , 2008

19.    The discussions of tracking error/index risk has been revised.

a.      The suggested risk has been added.

b.      The suggested risk has been added.

c.      The suggested risk has been added and modified to fit the Index’s methodology.

d.      The suggested risk has been added.

20.    Redundancies among the described risks have been consolidated under single headings.

21.    The risk discussions in this section are now summaries with more detailed discussions appearing under the caption ‘‘Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index—Principal Investment Techniques and Related Risks—A. Portfolio Risks.’’

22.    Discussions of the Fund’s limitations on illiquid security investment throughout the Registration Statement now reflect that it is a ‘‘net asset’’ limitation rather than a ‘‘total asset’’ one.

23.    Discussions of industry concentration and REIT or REIT ETF investing now appear under the captions ‘‘Fund Investment Objective and Strategies—Principal Investment Strategies’’ and ‘‘Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index— Principal Investment Techniques and Related Risks.’’ See response to Comment No. 33 with respect to industry concentration.

24.    The requested addition of foreign currency risk discussions have been added to the Prospectus.

Fees and Expenses of the Fund (Page 11)

25.    A footnote to ‘‘Other Expenses’’ has been added to confirm that estimated interest expenses related to borrowing and dividends paid on short sales of the Fund are included.

Other Service Providers (Page 15)

26.    The requested description of IndexIQ has been provided as well as a description of the index licensing fee arrangements among IndexIQ, the Investment Advisor and the Fund.

27.    IndexIQ should not be considered an investment adviser of the Fund because it is not providing investment advice to the Fund within the meaning of Section 2(a)(20) of the 1940 Act. Instead, IndexIQ is providing Index information to the Investment Advisor to allow the Sub-Advisor to manage the Fund’s portfolio. The Index is a published index and, consequently, cannot be viewed as merely a model portfolio management tool.

Section 2(a)(20) provides that an ‘‘Investment adviser’’ of an investment company means:

(A) any person (other than a bona fide officer, director, trustee, member of an advisory board, or employee of such company, as such) who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by such company, and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A); but does not include (i) a person whose advice is furnished solely through uniform publications distributed to subscribers thereto, (ii) a person who furnishes only statistical and other factual information, advice regarding economic factors and trends, or advice as to occasional transactions in specific securities, but without generally furnishing advice or making recommendations regarding the purchase or sale of securities, (iii) a company furnishing such

Securities and Exchange Commission
April     , 2008

services at cost to one or more investment companies, insurance companies, or other financial institutions, (iv) any person the character and amount of whose compensation for such services must be approved by a court, or (v) such other persons as the Commission may by rules and regulations or order determine not to be within the intent of this definition.

(Emphasis added). IndexIQ does not have a direct contractual relationship with the Trust or the Fund and, therefore, cannot be considered an investment adviser under clause (A) of the statute. Under clause (B), IndexIQ does have a direct contractual relationship with the Investment Advisor under the Licensing Agreement. Nevertheless, IndexIQ does not perform any duties of the Investment Advisor or Sub-Advisor to the Fund and otherwise does not regularly furnish advice to the Fund with respect to the desirability of investing in, purchasing or selling securities or other property and is not empowered to determine what securities or other property shall be purchased or sold by the Fund.

In any event, IndexIQ, as an index provider, falls within the definitional exclusion provided in clause (ii) of the statute. IndexIQ provides only statistical and other factual information concerning the Index, which is published, without generally furnishing advice or making recommendations regarding the purchase or sale of securities. In other words, IndexIQ maintains the Index, which itself is calculated by the Calculation Agent, an unaffiliated third party, and based on statistical information provided by CS and FRS, who are also unaffiliated third parties. The statistical and other factual information about the Index provided to the Investment Advisor is the performance information of the Index and the Index Components and their weightings. This information does not constitute advice or recommendations regarding the purchase or sale of securities. Otherwise, any index provider licensing their index to an investment company could be viewed as an investment adviser within the meaning of Section 2(a)(20).

Moreover, the affiliation between IndexIQ and the Investment Manager does not alter this analysis. The restrictions imposed on IndexIQ and the Investment Advisor and the involvement of the Sub-Advisor and its portfolio managers in the Fund’s management, which are also discussed in the response to Comment No. 5 above, provide for a complete segregation of IndexIQ’s role and responsibility as Index provider from the Investment Advisor’s and Sub-Advisor’s roles as Fund investment advisers.

The Investment Advisor and IndexIQ have implemented a variety of information barriers and other policies and procedures to prevent the ‘‘active’’ management of the Fund through management of the Index. These barriers, policies and procedures are described in the Statement of Addition Information under the caption ‘‘Certain Conflicts of Interest.’’

Further, the actual portfolio management of the Fund will be conducted by the Sub-Advisor, who is unaffiliated with IndexIQ, and there is no overlap between the Fund’s portfolio managers who are provided by the Sub-Advisor and the personnel of IndexIQ and the Investment Advisor. The Sub-Advisor’s portfolio management of the Fund is passively reactive to changes in the Index Components and their weightings. The utilization of the Sub-Advisor’s portfolio managers is disclosed in the Prospectus and SAI. Although there is overlap of the Chief Executive Officer and Chief Operating Officer of IndexIQ and the Investment Advisor, neither of these officers are a part of the Index Group maintaining the Index at IndexIQ or part of the Investment Adviser’s portfolio management team to the extent that such team may be viewed as managing the Fund’s portfolio. Due to these conditions and the barriers, policies and procedures described above, these shared senior executives will have no ability to manage the Fund through management of the Index.

Finally, the construction and maintenance of the Index, as described in the Prospectus, is based on objective, rules-based methodologies utilizing third-party data inputs. This lack of subjectivity in Index maintenance effectively removes any opportunity for the shared senior executives to manage the Fund’s portfolio through Index management. The mathematical formulas and analytics utilized by the Index

Securities and Exchange Commission
April     , 2008

Group can only be changed by members of the Index Group, and the shared senior executives, under the barriers, polices and procedure discussed above, do not have the ability to change, or otherwise influence Index Group members to change, the formulas and analytic processes utilized in the Index’s methodologies in order to manage the Fund.

The foregoing circumstances, barriers, policies and procedures eliminate (i) the ability of officers and employees of the Investment Advisor to influence the composition of the Index and (ii) the ability of IndexIQ to influence the investment decisions of the Investment Advisor and the Sub-Advisor. Consequently, IndexIQ cannot be viewed as an investment adviser to the Fund within the meaning of Section 2(a)(20).

Pricing Shares (Page 16)

28.    The suggested clarifications have been made concerning fair valuation of Fund assets.

Accounts with Low Balances (Page 19)

29.    The low balance account closing discussion has been deleted from the Registration Statement.

Appendix A Additional Information on Portfolio Risks, Securities and Techniques

30.    The requested revisions have been made.

31.    The requested descriptions and summaries have been added where appropriate in the Prospectus.

32.    The requested descriptions have been added.

Statement of Additional Information

Investment Restrictions (Page B-16)

33.    See responses to Comment Nos. 5 and 27. As discussed above, the roles of IndexIQ, as Index provider on the one hand, and the Investment Advisor and the Sub-Advisor, as Fund advisers and portfolio managers on the other hand, have been completely segregated through a variety of circumstances, barriers, policies and procedures imposed on them. To the extent that the Index is concentrated in an industry, the Fund may also be so concentrated. The Investment Advisor and the Sub-Advisor lack the freedom of action to concentrate in any industry because the nature of the Fund as an index fund. Consequently, the Fund’s statement of its concentration policy is consistent with Section 8(B)(1) of the 1940 Act.

Request For Multiple Copies of Shareholder Documents (Page B-29)

34.    This discussion has been revised.

Indemnification; Termination; Merger (Page B-39)

35.    The discussion prompting this comment has been deleted since such merger provision is not in the Registrant’s Declaration of Trust.

General Comments

36.    Where we have responded to a comment concerning one location, we have made corresponding changes also concerning similar disclosure appearing elsewhere in the Registration Statement.

Securities and Exchange Commission
April     , 2008

37.    The filing is now substantially complete. Once the Registrant has its organizational Board meeting, it will file an additional pre-effective amendment to complete the Registration Statement.

38.    The Fund will not omit information from the Prospectus and SAI that will be a part of the Registration Statement when it is declared effective in reliance on Rule 430A under the Securities Act of 1933 (the ‘‘Securities Act’’).

39.    Neither the Fund nor its Investment Advisor have or will submit exemptive applications or no-action requests in connection with the Registration Statement.

40.    The Amendment is being filed as a pre-effective amendment pursuant to Rule 472 under the Securities Act. The foregoing letter identifies where no changes were made in response to comments and provides a basis for the Fund’s position.

41.    All Fund, Investment Advisor and other Fund service provider personnel participating in the preparation of the Registration Statement are cognizant of their disclosure responsibilities to investors.

42.    In the event that the Fund requests acceleration of the effective date of the Registration Statement, it will furnish a letter containing the requested acknowledgements.

Please do not hesitate to contact me at (212) 940-6447 or, in my absence, Kathleen Moriarty at (212) 940-6447 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Very truly yours,
Peter J. Shea

cc (w/enclosures):	Mr. John M. Ganley, Senior Counsel Mr. Adam S. Patti Mr. Gregory D. Bassuk Ms. Kathleen Moriarty

As filed with the Securities and Exchange Commission on April     , 2008

Securities Act File No. 333-149351

Investment Company Act File No. 811-22185

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.
Post-Effective Amendment No.
and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No.

(Check appropriate box or boxes.)

 IndexIQ Trust
(Exact Name of Registrant as Specified in Charter)

800 Westchester Avenue
Suite N611
Rye Brook, NY 10573
(Address of Principal Executive Offices) (Zip Code)
Registrant’s Telephone Number, including Area Code: (914) 697-4946

Adam S. Patti
IndexIQ Advisors LLC
800 Westchester Avenue
Suite N611
Rye Brook, NY 10573
(Name and Address of Agent for Service)

With a copy to:

Peter J. Shea, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration Statement.

Title of Securities Being Registered: Shares of Beneficial Interest,
$0.001 par value per share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Preliminary Prospectus dated                         , 2008

Subject to Completion

The information in the prospectus is not complete and may be changed. We may not sell securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

IndexIQ Trust

IQ Alpha Hedge Strategy Fund

Investor Class Shares

Institutional Class Shares

IndexIQ Advisers LLC
800 Westchester Avenue
Rye Brook, New York 10573

, 2008

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A FUND INVOLVES INVESTMENT RISKS, AND YOU MAY LOSE MONEY IN A FUND.

NOT FDIC-INSURED	May Lose Value	No Bank Guarantee

THE IQ ALPHA HEDGE STRATEGY FUND (THE ‘‘FUND’’) DOES NOT REPRESENT A COMPLETE INVESTMENT PROGRAM. THIS FUND’S NET ASSET VALUE MAY FLUCTUATE SUBSTANTIALLY OVER TIME. BECAUSE THE FUND ATTEMPTS TO REPLICATE THE INVESTMENT RETURNS OF HEDGEIQ™ LEVERAGED COMPOSITE INDEX (THE ‘‘INDEX’’), WHICH IN TURN ATTEMPTS TO DELIVER SUPERIOR INVESTMENT PERFORMANCE RELATIVE TO THE BROAD-BASED STOCK MARKET, THE FUND’S PERFORMANCE MAY BE SUBSTANTIALLY DIFFERENT FROM THE RETURNS OF THE BROADER STOCK MARKET. PAST PERFORMANCE OF THE FUND OR THE INDEX IS NOT AN INDICATION OF FUTURE RETURNS. YOU MAY LOSE MONEY EVEN IF THE FUND’S OR THE INDEX’S PAST RETURNS HAVE BEEN POSITIVE. ACCORDINGLY, THE FUND SHOULD BE CONSIDERED A SPECULATIVE INVESTMENT ENTAILING A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS.

The Fund does not invest in hedge funds, and the Index does not include hedge fund securities as index components. The Fund is not a fund of hedge funds.

Fund Investment Objective and Strategies

IQ Alpha Hedge Strategy Fund

INVESTMENT OBJECTIVE

IQ Alpha Hedge Strategy Fund (the ‘‘Fund’’) seeks to achieve investment results that correspond to the total return (aggregate price and yield performance) of HedgeIQ™ Leveraged Composite Index (the ‘‘Index’’). The objective of the Index, in turn, is to provide superior returns (‘‘alpha’’) relative to the Standard & Poor’s 500® Composite Stock Price Index (the ‘‘S&P 500 Index’’) with lower volatility than the S&P 500 Index and correlation to the S&P 500 Index that is similar to the correlation between hedge funds (as measured by broad-based hedge fund indexes) and the S&P 500 Index.

PRINCIPAL INVESTMENT STRATEGIES

IndexIQ Advisors LLC, as the Fund’s investment advisor (the ‘‘Investment Advisor’’), and Mellon Capital Management Corporation, as the Fund’s sub-advisor (the ‘‘Sub-Advisor’’), will select the Fund’s investments with the goal of reproducing the total return of the Index. The Index is a proprietary rules-based index developed by Financial Development Holdco LLC, the parent company of the Investment Advisor (‘‘IndexIQ’’).

The Fund will primarily take long and short positions in exchange-traded funds (‘‘ETFs’’), exchange-traded notes (‘‘ETNs’’) and exchange-traded vehicles (‘‘ETVs’’). ETFs issue shares representing proportionate and undivided interests in a portfolio of securities. ETNs and ETV shares are issued by financial institutions and other entities and provide returns related to the aggregate performance of a portfolio of securities, commodities, currencies or other financial instruments. Because of its strategy of tracking the Index, the Fund does not follow traditional methods of active investment management, which involve buying and selling securities based on analysis of economic and market factors. Instead, the Fund will invest in securities and other financial instruments that provide exposure to the components of the Index in approximately the order of their Index weighting.

In addition to investing in ETFs, ETNs and ETVs, the Fund may make other investments in pursuit of its investment objective when liquidity, pricing or other factors warrant. For example, the Fund may hold the underlying portfolio constituents of one or more of the ETFs, ETNs or ETVs composing the Index, or a representative sample thereof. In addition, the Fund may, for instance, use total return swaps on the indexes on which the ETFs, ETNs or ETVs are based or on their underlying securities or other constituents to achieve exposures to asset classes that are similar to the exposures in the Index. The Fund may also make other portfolio investments where such portfolio investments neither are components of the Index nor replicate those components but provide asset class exposures similar to those of the Index.

Collectively, these other portfolio investments may include:

•	exchange-listed equity securities including foreign securities;

•	short-term U.S. government bonds having maturities of less than 397 days (‘‘short-term government bonds’’);

•	U.S. Treasury inflation protection bonds (‘‘TIPs’’);

•	U.S. corporate bonds (both investment grade and high yield);

•	international sovereign government bonds;

•	foreign currencies;

•	total return swaps; and

•	futures on securities, securities indexes, commodities and currencies.

Further, the Fund will use total return swaps as a principal investment strategy to increase the overall exposure of the Fund. The exposure of the Fund will vary but in any event will be less than 200% of net assets.

The Fund will rebalance the weights of its underlying securities on a monthly basis, consistent with the rebalance cycle of the Index. As Fund cash flows permit between rebalancings, the Sub-Advisor may use cash flows to adjust the weights of the Fund’s underlying securities in an effort to minimize any differences in weights between the Fund and the Index.

The components of the Index are ETFs, ETNs and ETVs (the ‘‘Index Components’’) spanning broad asset classes that include U.S. and international equities, U.S. and international government fixed income securities, U.S. corporate credit and high yield bonds, currencies, real estate (as represented by investment in the equity securities of real estate investment trusts (‘‘REITs’’)) and commodities. To the extent that the Index concentrates in any particular industry or industries, the Fund may also be so concentrated.

The Fund may invest directly, or indirectly through ETFs, in foreign companies, including companies in emerging markets, to the extent that the components of the Index directly or indirectly include such companies. Similarly, the Fund may also invest directly, or indirectly through ETFs, in small- and mid-capitalization companies to the extent the Index is exposed to them.

The Fund does not invest in hedge funds, and the Index does not include hedge fund securities as Index Components. The Fund is not a fund of hedge funds.

MORE INFORMATION ABOUT THE FUND’S BENCHMARK

The Index is based in part on the premise that hedge fund returns, when aggregated within the similar hedge fund investment styles, display over time significant exposures to a set of common asset classes. By creating an Index that has similar exposures to the same asset classes, IndexIQ is able to replicate the risk-adjusted return characteristics of the collective hedge funds within a given hedge fund investment style. By attempting to replicate ‘‘risk adjusted return characteristics,’’ IndexIQ is trying to generate substantially similar total return and volatility results of a Hedge Fund Index over an extended period of time and not on a daily basis. The Index takes this notion of replication one step further by using a rules-based optimization and leverage process in a attempt to provide superior returns relative to the S&P 500 Index with lower volatility than the S&P 500 Index and correlation to the S&P 500 Index that is similar to the correlation between hedge funds (as measured by broad-based hedge fund indexes) and the S&P 500 Index. Thus, Index construction occurs in essentially two broad phases – the hedge fund investment style replication segment and the alpha-generation segment.

Index Construction—Phase 1

In the first phase of construction, IndexIQ, using a rules-based methodology, replicates the total returns of six hedge fund indexes (the ‘‘Hedge Fund Indexes’’) published by Credit Suisse/Tremont (‘‘CS’’), an unaffiliated provider of hedge fund performance data. This first phase of development includes the following three steps:

•	Annually, IndexIQ identifies the relevant asset classes and investment strategies for each Hedge Fund Index;

•	Annually, IndexIQ uses statistical analysis to select the Index Components that serve as proxies for the asset classes and investment strategies for each Hedge Fund Index; and

•	Monthly, IndexIQ creates six sub-indexes (each an ‘‘Underlying Strategy’’ and collectively the ‘‘Underlying Strategies’’) by estimating Index Component exposures that would best replicate the risk-adjusted return characteristics of each Hedge Fund Index.

Index Construction—Phase 2

In the second phase of construction, IndexIQ, using a rules-based methodology, combines the Index Components of the six Underlying Strategies into the Index in a way that seeks to achieve the Index’s objectives. Specifically, this second phase of development includes the following two steps:

•	Monthly, IndexIQ applies its rules-based methodology to determine the optimal relative weights of each Underlying Strategy within the Index to achieve the desired Index objectives; and

•	Monthly, IndexIQ calculates the weight of each Index Component within the Index by summing the product of the Index Component exposures within each Underlying Strategy and the weight of each Underlying Strategy.

The Index is calculated daily by Standard and Poor’s (the ‘‘Calculation Agent’’) under contract to IndexIQ.

IndexIQ is solely responsible for maintaining the Index. The Investment Advisor and the Sub-Advisor are not involved in any way with the maintenance of the Index. As is necessary or appropriate to manage the Fund, the Investment Advisor will enter into an information sharing agreement with IndexIQ to obtain certain proprietary information concerning the Index Components and the relative weightings of such components. However, some details concerning the Index’s methodology are likely to remain confidential such that none of the Investment Advisor, the Sub-Advisor or the Fund’s shareholders will have access to all available information outlining, among other things, how the Index components may vary over time. For further information about the Index, see ‘‘Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index—The Benchmark Index.’’

Principal Risks of the Fund

Loss of money is a risk of investing in the Fund. An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Fund and may result in a loss of your investment. The Fund is not intended to provide a complete investment program and should be considered a speculative investment. There can be no assurance that the Fund will achieve its investment objective. For further explanation of the risks of investing in the Fund, see ‘‘Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index.’’

•	Tracking Error/Index Risk—The Fund’s performance may not match the Index during any period of time. Although the Fund attempts to track the performance of the Index, the Fund may not be able to duplicate its exact composition or return for any number of reasons, including but not limited to management risk, liquidity risk, new fund risk and short selling risk, as well as Fund expenses, which the Index does not incur.

The Index is a new index with limited historical performance data that is not predictive of future results. The Underlying Strategies of the Index may not be successful in replicating the performance of the hedge fund industry as represented by the Hedge Fund Indexes. There is a risk that hedge fund return data provided by CS may be inaccurate or may not accurately reflect hedge fund returns due to survivorship bias, self-reporting bias or other biases. In constructing the Underlying Strategies of the Index, IndexIQ may not be successful in replicating the returns of the Hedge Fund Indexes. In addition, the Index may not achieve its objective of producing superior returns to the S&P 500 Index with lower volatility than the S&P 500 Index and a correlation to the S&P 500 Index that is similar to the correlation between the performance of hedge funds (as measured by broad-based hedge fund indexes) and the S&P 500 Index.

•	Derivatives Risk—Derivatives are subject to a number of risks based on the structure of the underlying instrument and the counterparty to the derivatives transaction. These risks include leveraging risk, liquidity risk, interest rate risk, market risk, credit risk, counterparty risk and management risk.

•	Management Risk—The risk that a strategy used by the Investment Advisor to match the performance of the Index may fail to produce the intended results.

•	Liquidity Risk—The Fund’s investments in illiquid securities may reduce the returns of the Fund because it may be unable to sell the illiquid securities at an advantage time or price.

•	Market Risk—The market price of securities owned by the Fund may go up or down, sometimes rapidly or unpredictably. Securities may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets.

•	Interest Rate Risk—The risk that when interest rates increase, fixed-income securities held by the Fund will decline in value.

•	Commodity Risk—Exposure to the commodities markets may subject the Fund to greater volatility than investments in traditional securities markets.

•	Exchange Traded Vehicle Risk—Unlike an investment in a mutual fund, the value of the Fund’s investment in ETFs, ETVs and ETNs is based on stock market prices and the Fund could lose money due to stock market developments, the failure of an active trading market to develop or exchange trading halts or delistings. Federal law prohibits the Fund from acquiring investment company shares, including shares of ETFs, in excess of specific thresholds unless exempted by rule, regulation or exemptive order. These prohibitions may prevent the Fund from allocating its investments to ETFs in an optimal manner.

•	Foreign Risk—The risk that when the Fund invests in foreign markets, it will be subject to risk of loss not typically associated with domestic markets. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. The

Fund will also be subject to the risk of negative foreign currency rate fluctuations. Foreign risks will normally be greater when the Fund invests in emerging markets. Foreign currency transactions, in addition to counterparty risk, are subject to the risk that currency exchange rates may fluctuate significantly, for a variety of reasons, over short periods of time causing the Fund’s Net Asset Value (‘‘NAV’’) to fluctuate as well.

•	Counterparty Risk—Many of the protections afforded to participants on some organized exchanges, such as the performance guarantee of an exchange clearing house, are not available in connection with over-the-counter (‘‘OTC’’) derivatives transactions. In those instances, the Fund will be subject to the risk that its direct counterparty will not perform its obligations under the transactions and that the Fund will sustain losses.

•	Short Selling Risk—In attempting to match the total return of the Index, which may include short expenses, the Fund may engage in short selling. Short selling involves leverage of the Fund’s assets and presents various risks. In order to establish a short position in a financial instrument, the Fund must first borrow the instrument from a lender, such as a broker or other institution. The Fund may not always be able to borrow the instrument at a particular time or at an acceptable price due to market and other conditions. Thus, there is risk that the Fund may be unable to implement its investment strategy due to the lack of available financial instruments or for other reasons.

•	Credit/Default Risk—The risk that an issuer or guarantor of fixed-income securities (including ETNs) held by the Fund may default on its obligation to pay interest and repay principal. Lower rated securities typically present greater risk of default with high yield or ‘‘junk’’ bonds presenting the greatest risk.

•	Leverage Risk—Leverage, including borrowing, may cause the Fund to be more volatile than if the Fund had not been leveraged. The use of leverage may cause the Fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements.

•	Non-Diversification Risk—The Fund is non-diversified and may be susceptible to greater losses if a single portfolio investment declines than would a diversified mutual fund.

•	Industry Concentration Risk—To the extent the Index concentrates in an industry, the Fund may also be concentrated in that industry. This concentration subjects the Fund to greater risk of loss due to developments in that industry than if it had not been so concentrated.

•	Risk of Investing in Small- or Mid-Cap Companies—The Fund may invest in small- or mid-cap companies. The securities of these companies often have greater price volatility and less liquidity than large-cap companies which could cause the Fund losses.

•	Risk of Investing in Real Estate Instruments—The Fund may invest in REITS or ETFs tracking REIT performance. These instruments expose the Fund to real estate investment risks and to risks created by poor REIT management, adverse tax consequences and limited diversification among type and geographic location of properties.

•	Tax Risk—The tax treatment of derivatives is unclear for purposes of determining the Fund’s tax status. In addition, the Fund’s transactions in derivatives may result in the Fund realizing more short-term capital gains and ordinary income that are subject to higher ordinary income tax rates than if it did not engage in such transactions.

•	New Fund Risk—As a new fund, there can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Fund may experience greater tracking error to the Index than it otherwise would at higher asset levels or the Fund may ultimately liquidate.

Fund Performance

How The Fund Has Performed

As the Fund had not yet commenced investment operations as of the date of this Prospectus, there is no performance information quoted for the Fund.

Fees And Expenses Of The Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.    The Fund imposes no sales charges, redemption fees (other than a 2% fee for redeeming within 7 days of investing), exchange fees, or account fees, although other institutions may charge you a fee for shares you buy through them. Annual Fund operating expenses are paid out of Fund assets, and are reflected in the share price.

SHAREHOLDERS FEES

(Fees Paid Directly From Your Investment)

	Investor Class Shares	Institutional Class Shares
Redemption Fees[1]	2.00%	2.00%

ANNUAL FUND OPERATING EXPENSES2

(Fees & Expenses Deducted From Fund Assets)	Investor Class Shares		Institutional Class Shares
Management Fees	0.98%		0.98%
Distribution and/or Service (12b-1) Fees	0.[ ]	%	None
Other Expenses[3]	0.[ ]	%	0.[ ]	%
Acquired Fund Fees and Expenses[4]	0.[ ]	%	0.[ ]	%
Total Annual Fund Operating Expenses	0.[ ]	%	0.[ ]	%
Fee Waiver and/or Expense Reimbursement	(0.[ ]	)%[5]	(0.[ ]	)%[5]
Net Expenses	0.[ ]	%	0.[ ]	%
[1]	In order to discourage market timing and other abusive practices, shares that are held less than 7 days are subject to a 2% redemption fee. The Trust may waive this fee under certain circumstances.
[2]	Since the Fund is newly organized, expenses are estimates only for the current fiscal year.
[3]	’’Other Expenses’’ includes interest expenses related to borrowings and dividends paid on short sales.
[4]	Amount represents the Fund’s pro rata share of fees and expenses of investing in other funds, including ETFs and money market funds. Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
[5]	The Investment Advisor has contractually agreed to reduce its Management Fees and to reimburse other expenses to the extent ‘‘Total Annual Fund Operating Expenses’’ (excluding interest, taxes, brokerage fees and commissions, Acquired Fund Fees and Expenses, extraordinary expenses, and Distribution and or Service (12b-1) Fees, if any), as a percentage of average daily net assets, exceed 0.[ ]% for the Investor Class Shares and 0.[ ]% for the Institutional Class Shares, through April 30, 2009. After such date, the expense limitation may be renewed, terminated or revised. Amounts waived or reimbursed in a particular fiscal year may be recouped by the Investment Advisor within three years of the waiver or reimbursement to the extent that recoupment will not cause the expenses of any class of shares to exceed any expense limitation in place at that time.

Example

The following Example is intended to help you compare the cost of investing in the Fund (without the expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Investor Class Shares and $10,000 in Institutional Class Shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Investor Class Shares	$	$
Institutional Class Shares	$	$

Institutions that invest in Investor Class or Institutional Class Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your institution for information regarding such charges. Such fees, if any, may affect the return customers realize with respect to their investments.

Certain institutions that invest in Investor Class Shares may receive other compensation in connection with the sale and distribution of Investor Class Shares or for services to their customers’ accounts and/or the Fund. For additional information regarding such compensation, see ‘‘Shareholder Guide’’ in the Prospectus and ‘‘Distribution of Trust Shares—Additional Information About Investor Class and Institutional Class Shares’’ in the SAI.

Service Providers

INVESTMENT ADVISOR

The Investment Advisor has been registered as an Investment Advisor with the Securities and Exchange Commission (the ‘‘SEC’’) since August 2007, has limited experience as a investment advisor and is a wholly-owned indirect subsidiary of Financial Development HoldCo, LLC, d/b/a IndexIQ (‘‘IndexIQ’’). The Investment Advisor’s principal office is at 800 Westchester Avenue, Rye Brook, NY 10573.

The Investment Advisor has overall responsibility for the general management and administration of the Trust. The Investment Advisor provides an investment program for the Fund and it does not manage any other investment companies. The Investment Advisor has arranged for sub-advisory, transfer agency, custody, fund administration, and all other non-distribution related services necessary for the Fund to operate.

The Investment Advisor serves as advisor to the Fund, pursuant to an Investment Advisory Agreement (‘‘Advisory Agreement’’). The Advisory Agreement was approved by the Independent Trustees of the Trust at its annual meeting. The basis for the Trustees’ approval of the Advisory Agreement will be available in the Trust’s Semi-Annual Report for the period ended September 30, 2008.

Management Fee

As compensation for its services and its assumption of certain expenses, the Fund pays the Investment Advisor a management fee equal to 0.98% of the Fund’s average daily net assets that is calculated daily and paid monthly. The Investment Advisor may voluntarily waive any portion of its advisory fee from time to time, and may discontinue or modify any such voluntary limitations in the future at its discretion.

THE SUB-ADVISOR

Mellon Capital Management Corporation, which is unaffiliated with the Investment Advisor, acts as the Fund’s investment sub-advisor pursuant to a sub-advisory agreement with the Investment Advisor (the ‘‘Sub-Advisory Agreement’’). The Sub-Advisor is a subsidiary of The Bank of New York Mellon Corporation, a Delaware corporation, with its principal offices located at 50 Fremont Street, Suite 3900, San Francisco, California 94105. As of            , 2008 the Sub-Advisor and its affiliates had approximately $[            ] in assets under management. Pursuant to the Sub-Advisory Agreement, the Sub-Advisor manages the investment and reinvestment of the Fund’s assets on an ongoing basis under the supervision of the Investment Adviser.

Pursuant to the Sub-Advisory Agreement, the Investment Adviser pays the Sub-Advisor on a monthly basis a portion of the net advisory fees it receives from the Fund, at the annual rate of 0.12% of the Fund’s average daily net assets up to $100 million and 0.07% of average daily net assets over $100 million.

PORTFOLIO MANAGEMENT

The Sub-Advisor provides the Fund’s portfolio management. The portfolio manager(s) of the Fund [is/are] set forth below.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History

For more information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund, see the SAI.

Other Expenses

In addition to the 12b-1 fees applicable to Investor Class Shares (as further described in ‘‘Shareholder Guide—Distribution (12b-1) Fees’’) and the investment advisory fees, the Fund pays all expenses not assumed by the Investment Advisor, including, without limitation, the following: the fees and expenses of its independent accountants and of its legal counsel; the costs of printing and mailing to shareholders annual and semi-annual reports, proxy statements, prospectuses, statements of additional information and supplements thereto; the costs of printing registration statements; Administrator’s fees; Transfer Agent’s fees; bank transaction charges and Custodian’s fees; any proxy solicitors’ fees and expenses; filing fees; any federal, state or local income or other taxes; any interest; any membership fees of the Investment Company Institute and similar organizations; fidelity bond and Trustees’ liability insurance premiums; and any extraordinary expenses, such as indemnification payments or damages awarded in litigation or settlements made.

Expense Limitation Agreement

The Investment Advisor has entered into an Expense Limitation Agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits ‘‘Total Annual Fund Operating Expenses’’ (exclusive of interest, taxes, brokerage fees and commissions, acquired fund fees and expenses, extraordinary expenses, and payments, if any, under the Rule 12b-1 Plan) to not more than 0.[ ]% of the average daily net assets for the Investor Class Shares and 0.[   ] of the average daily net assets of the Institutional Class Shares of the Fund for the fiscal year ending April 30, 2009. The Investment Advisor currently expects that the contractual agreement will continue from fiscal year-to-fiscal year provided such continuance is approved by the Board. The Trust may terminate either Expense Limitation Agreement at any time. The Investment Advisor may also terminate either Expense Limitation Agreement at the end of the then-current term upon not less than 90 days’ notice to the Trust as set forth in the Expense Limitation Agreement. The terms of the Expense Limitation Agreement may be revised upon renewal. The Investment Advisor is permitted to recoup from the Fund previously waived fees or reimbursed expenses for three years from the fiscal year in which fees were waived or expenses reimbursed as long as such recoupment does not cause Fund operating expenses to exceed the then applicable expense cap.

BOARD OF TRUSTEES

The Fund is a series of the IndexIQ Trust, an open-end management investment company organized as a Delaware statutory trust (the ‘‘Trust’’). The Board of Trustees of the Trust (the ‘‘Board’’) supervises the operations of the Fund according to applicable state and federal law and are responsible for the overall management of the Fund’s business affairs.

The basis for the Board’s approval of the Advisory Agreement and the Sub-Advisory Agreement will be available in the Trust’s Semi-Annual Report for the period ended September 30, 2008.

Other Service Providers

INDEX PROVIDER

Financial Development HoldCo LLC (‘‘IndexIQ’’) is the index provider for the Fund. IndexIQ was formed as a Delaware limited liability company on June 15, 2007 and is in the business of developing and maintaining financial indexes, including the Index. Presently, IndexIQ has developed and is maintaining a number of indexes in addition to the Index, of which none are currently being used by registered investment companies. IndexIQ has entered into an index licensing agreement (‘‘Licensing Agreement’’) with the Investment Advisor to allow the Investment Advisor’s use of the Index for the operation of the Fund. The Investment Advisor pays licensing fees to IndexIQ from the Investment Advisor’s management fees or other resources. The Investment Advisor has, in turn, entered into a sub-licensing agreement (‘‘Sub-Licensing Agreement’’) with the Trust to allow the Fund to utilize the Index. The Fund pays no fees to IndexIQ or the Investment Advisor under the Sub-Licensing Agreement.

FUND ADMINISTRATOR, CUSTODIAN AND ACCOUNTING AGENT

Bank of New York Mellon serves as the Fund’s Administrator, Custodian and Accounting Agent and is an affiliate of the Sub-Advisor.

DISTRIBUTOR AND TRANSFER AGENT

PFPC Distributors, Inc. serves as the Fund’s Distributor and Transfer Agent.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[                            ] serves as independent registered public accounting firm for the Fund.

LEGAL COUNSEL

Katten Muchin Rosenman LLP serves as legal counsel to the Trust and the Fund.

Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index

This section provides additional information about the principal investments and related risks of the Fund described under ‘‘Investment Objective and Strategies—Principal Investment Strategies’’ and ‘‘—Principal Risks of the Fund’’ above. It also describes characteristics and risks of additional securities and investment techniques that may be used by the Fund from time to time. This prospectus does not attempt to disclose all of the various types of securities and investment techniques that may be used by the Fund. In addition, this section provides additional information about the Fund’s benchmark index described under ‘‘Investment Objective and Strategies—More Information About the Fund’s Benchmark Index.’’ Please see ‘‘Investment Objectives and Policies’’ in the Statement of Additional Information (‘‘SAI’’) for additional information about some of the securities and investment techniques described in this section and about other strategies and techniques that may be used by the Fund. Among other things, the SAI describes certain fundamental investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment objectives and all investment policies not specifically designated as fundamental are non-fundamental, and may be changed without shareholder approval. If there is a change in the Fund’s investment objective, you should consider whether the Fund remains an appropriate investment in light of your then current financial position and needs.

Principal Investment Techniques and Related Risks:

A. Portfolio Risks

Tracking Error/Index Risk.    The Fund’s return may not match the return of the Index for a number of reasons. For example, the Fund incurs a number of operating expenses not applicable to the Index, and incurs costs in buying and selling securities, especially when rebalancing the Fund’s securities holdings to reflect changes in the composition of the Index. The Fund may not be fully invested at times, either as a result of cash flows into the Fund or reserves of cash held by the Fund to meet redemptions and pay expenses. Since the Fund may gain exposure to the Index Components of the Index through investments in swaps, futures or other derivative positions, the Fund’s return may not necessarily correlate to the return of the Index, as would be the case if a Fund were able to invest directly in the ETFs, ETNs and ETVs that serve as the Index Components of the Index.

In addition, there is no assurance that the Underlying Strategies that comprise the Index will track hedge fund returns, which, in turn, may adversely affect the Index’s ability to meets its objectives. While the Underlying Strategies consist of multiple liquid Index Components, hedge funds may invest in a much broader range of more geographically diverse and less liquid assets. The Index may be exposed to more or less risk than hedge funds as an asset class. In addition, the Index’s objective to obtain returns with lower volatility than that of the S&P 500 Index may not be achieved and the actual volatility of the Index may be substantially higher or lower than its stated objective. To the extent the Fund tracks the Index, these risks could also apply to an investment in the Fund.

Currently, the Index has limited historical performance data that is not predictive of future results. As the Index is new and limited actual historical performance data exists, an investment in the Fund may involve greater risk than the investment linked to an index with a proven track record. The Underlying Strategies and the Index are based entirely on mathematical analysis of historical data related to volatility and returns. To the extent that historical data turns out not to be predictive of future events, the return of the Underlying Strategies may deviate from the returns of the Hedge Fund Indexes.

IndexIQ does not receive hedge fund holding information but rather uses the monthly returns of the Hedge Fund Indexes as the basis for estimating the asset class exposures of hedge funds as a group. There is a risk that hedge fund return data provided by CS may be inaccurate or may not accurately reflect hedge fund returns due to survivorship bias, self reporting selection bias, or other biases.

Hedge funds often adjust their investments rapidly in view of market, political, financial or other factors, whereas the composition of the Underlying Strategies and the Index is adjusted only on a monthly basis. The potential lag between hedge fund strategy changes and Underlying Strategy changes may cause the returns of the Underlying Strategies to deviate from the returns of the Hedge Fund Indexes.

In addition, the Index may not achieve its objective of producing superior returns to the S&P 500 Index with lower volatility than the S&P 500 Index and a correlation to the S&P 500 Index that is similar to the correlation between the performance of hedge funds (as measured by broad-based hedge fund indexes) and the S&P 500 Index.

Risks of Derivative Investments.    The Fund may invest in derivative securities, including assets in margin requirements for futures contracts on stock indexes, a variety of swap agreements, options on futures contracts and other financial instruments, such as options on securities and stock index options. These are financial instruments that derive their performance from the performance of an underlying asset, index, interest rate or currency exchange rate. Derivatives can be volatile and involve various types and degrees of risks, depending upon the characteristics of a particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in a derivative could have a large potential impact on the performance of the Fund. The Fund could experience a loss if derivatives do not perform as anticipated, or if the Fund is unable to liquidate a position because of an illiquid secondary market. The Fund will invest in derivative instruments for non-hedging purposes (such as to seek to increase the Fund’s exposure to one or more of the Index Components of the Index). Investing for non-hedging purposes may be considered a speculative practice and presents even greater risk of loss.

Management Risk.    The Investment Advisor’s and the Sub-Advisor’s strategies to match the performance of the Index may fail. The risks of such failure increase when the Fund is unable to invest in the actual ETF, ETN and ETV Index Components and must resort to replicating such investment by purchasing the portfolio holding of such investments or a sampling of such portfolio holdings or utilizing derivatives. This risk is further heightened when the Fund invests in securities and other financial instruments that are neither Index Components nor replicating the performance of such Index Components.

Risks of Illiquid Securities.    The Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

•	Both domestic and foreign securities that are not readily marketable;

•	Repurchase agreements and time deposits with a notice or demand period of more than seven days;

•	Certain over-the-counter options;

•	Certain swap transactions; and

•	Certain restricted securities.

Liquidity risk may also refer to the risk that the Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Since the Fund invests for exposure to the Index Components of the Index, the Fund will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all investments within a particular Index Component, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions, whether or not accurate. Additionally, in the absence of an established securities market, the Fund may have to estimate the value of illiquid securities it holds, which adds a subjective element to valuing the Fund.

Market Risk.    The risk that the value of the securities or other financial instruments in which the Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors or governments and/or general economic developments or conditions. Price changes may be temporary or last for extended periods. The Fund’s investments may be overweighted from time to time in one or more market sectors, which will increase the Fund’s exposure to risk of loss from adverse developments affecting those sectors.

Interest Rate Risk.    As nominal interest rates rise, the value of fixed income securities held by the Fund is likely to decrease. The duration of the portfolio is a measure of the portfolio’s sensitivity to changes in interest rates, with higher duration portfolios indicating greater sensitivity to changes in interest rates. As with portfolio duration, fixed-income securities with longer durations, all else being equal, tend to be more sensitive to changes in interest rates and, consequently, more volatile than securities with shorter durations. A nominal interest rate can be described as the sum of a real interest rate and an expected inflation rate. Inflation-indexed securities, including TIPs, decline in value when real interest rates rise. In certain interest rate environments, such as when real interest rates are rising faster than nominal interest rates, inflation-indexed securities may experience greater losses than other fixed income securities with similar durations.

Commodity Risk.    Exposure to the commodities markets may subject the Fund to greater volatility than investments in traditional securities markets. The value of commodity-based ETNs or ETVs and other commodity linked derivative instruments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or sectors affecting a particular industry or commodity, such as drought, floods and economic, political and regulatory developments.

Exchange Traded Vehicle Risk.    The Fund may purchase shares in an ETF or ETV and may purchase the notes of an ETN. An investment in an ETF generally presents the same primary risks as an investment in a conventional mutual fund (i.e., one that is not exchange traded) that has the same investment objective, strategies and policies. The price of an ETF, ETN or ETV can fluctuate within a wide range, and the Fund could lose money investing in an ETF, ETN or ETV if the prices of the securities or other assets owned by the ETF, ETN or ETV decrease. In addition, ETFs, ETNs and ETVs are subject to the following risks that do not apply to conventional mutual funds: (1) the market price of the ETF’s or ETV’s shares may trade at a discount to their net asset value; (2) an active trading market for an ETF’s or ETV’s shares or ETN’s notes may not develop or be maintained; or (3) trading of an ETF’s or ETV’s shares or ETN’s notes may be halted if the listing exchange’s officials deem such action appropriate, the shares or notes are de-listed from the exchange or the activation of market-wide ‘‘circuit breakers’’ (which are tied to large decreases in stock prices) halts stock trading generally. In addition, ETNs are general obligations of their issuer and their trading price may be negatively impacted in the decline or perceived decline of their issuer’s creditworthiness.

Risks of Foreign Investments.    The risk that when the Fund invests in foreign markets, it will be subject to risk of loss not typically associated with domestic markets. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. The Fund will also be subject to the risk of negative foreign currency rate fluctuations. Foreign risks will normally be greater when the Fund invests in emerging markets.

Risks of Emerging Countries.    Securities of issuers based in countries with developing economies (emerging countries) may present market, credit, currency, liquidity, legal, political and other risks different from, or greater than, the risks of investing in developed foreign countries.

Foreign Currency Transaction Risk.    The Fund may engage in foreign currency transactions in pursuing its investment objectives by purchasing or selling foreign currencies on a cash basis, through forward or futures contracts or investing in ETNs or ETVs tracking foreign currencies. Currency exchange rates may fluctuate significantly over short periods of time causing the Fund’s NAV to fluctuate. Currency exchange rates can also be affected unpredictably by government or central bank actions or political developments. Forward foreign currency exchange OTC contracts are also subject to counterparty risk and the absence of regulation.

Short Sales Risks.    In attempting to match the total return of the Index, which may include short exposures, the Fund may engage in short selling. Short selling involves leverage of the Fund’s assets and presents various risks. In order to establish a short position in a financial instrument, the Fund must first borrow the instrument from a lender, such as a broker or other institution. The Fund may not always be able to borrow the instrument at a particular time or at an acceptable price. Thus, there is risk that the Fund may be unable to implement its investment strategy due to the lack of available financial instruments or for other reasons.

After selling the borrowed financial instrument, the Fund is then obligated to ‘‘cover’’ the short sale by purchasing and returning the instrument to the lender on a later date. The Fund cannot guarantee that the financial instrument necessary to cover a short position will be available for purchase at the time the Fund wishes to close a short position or, if available, that the instrument will be available at an acceptable price. If the borrowed instrument has appreciated in value, the Fund will be required to pay more for the replacement instrument than the amount it received for selling the instrument short. Moreover, purchasing a financial instrument to cover a short position can itself cause the price of the instrument to rise further, thereby exacerbating the loss. The potential loss on a short sale is unlimited because the loss increases as the price of the instrument sold short increases and the price may rise indefinitely. If the price of a borrowed financial instrument declines before the short position is covered, the Fund may realize a gain. The Fund’s gain on a short sale, before transaction and other costs, is generally limited to the difference between the price at which it sold the borrowed instrument and the price it paid to purchase the instrument to return to the lender.

While the Fund has an open short position, it is subject to the risk that the financial instrument’s lender will terminate the loan at a time when the Fund is unable to borrow the same instrument from another lender. If this happens, the Fund may be required to buy the replacement instrument immediately at the instrument’s then current market price or ‘‘buy in’’ by paying the lender an amount equal to the cost of purchasing the instrument to close out the short position.

Short sales also involve other costs. The Fund must normally repay to the lender an amount equal to any dividends or interest that accrues while the loan is outstanding. In addition, to borrow the financial instrument, the Fund may be required to pay a premium. The Fund also will incur transaction costs in effecting short sales. The amount of any ultimate gain for the Fund resulting from a short sale will be decreased, and the amount of any ultimate loss will be increased, by the amount of premiums, dividends, interest or expenses the Fund may be required to pay in connection with the short sale.

Until the Fund replaces a borrowed instrument, the Fund will be required to maintain assets with the lending broker as collateral. Thus, short sales involve credit exposure to the broker that executes the short sales. In addition, the Fund is required to designate, on its books or the books of its custodian, liquid assets (less any additional collateral held by the broker) to cover the short sale obligation, marked-to-market daily. The requirement to segregate assets limits the Fund’s leveraging of its investments and the related risk of losses from leveraging. However, such segregation may also limit the Fund’s investment flexibility, as well as its ability to meet redemption requests or other current obligations.

Credit/Default Risks.    Debt securities purchased by the Fund may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign governments, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the SAI.

Debt securities rated BBB or higher by Standard & Poor’s Rating Group (‘‘Standard & Poor’s’’), or Baa or higher by Moody’s Investors Service, Inc. (‘‘Moody’s’’) or having a comparable rating by another nationally recognized statistical rating organization (‘‘NRSRO’’) are considered ‘‘investment grade.’’ Securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers’ capacity to pay interest and repay principal. If a security is downgraded subsequent to purchase, the Fund will not be required to dispose of the security.

The Fund may invest in fixed-income securities rated BB or Ba or below (or comparable unrated securities) which are commonly referred to as ‘‘junk bonds.’’ Junk bonds are considered speculative and may be questionable as to principal and interest payments. To the extent that the rating assigned to a security in the Fund’s portfolio is downgraded by a rating organization, the market price and liquidity of such security may be adversely affected.

Leverage Risk.    A derivative contract will obligate or entitle the Fund to deliver or receive an asset or cash payment based on the change in value of one or more securities or indices. To the extent that the Fund invests in derivatives, even a small investment can have a big impact on the Fund’s market exposure. Although the Fund intends to segregate cash or highly liquid securities to cover its economic exposure on derivative contracts, its use of derivatives can disproportionately increase losses and reduce opportunities for gains when stock prices are changing. The Fund may not fully benefit from or may lose money on derivatives if changes in their value do not correspond as anticipated to changes in the value of the Index Components or asset classes of the Index. The other parties to certain derivative contracts present the same type of default risk as issuers of fixed income securities. Derivatives may also make the Fund’s portfolio less liquid and difficult to value, especially in declining markets, and the counterparty may fail to honor contract terms. Derivatives may also not be available on terms that make economic sense (e.g., they may be too costly).

Non-Diversification Risk.    The Fund is non-diversified, meaning that the Fund is permitted to invest more of its assets in fewer issuers than ‘‘diversified’’ mutual funds. Thus, the Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

Industry Concentration Risk.    The Fund will not invest 25% or more of the value of the Fund’s total assets in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries; except that, to the extent that the Index is concentrated in a particular industry, the Fund also may be concentrated in that industry. The risk of concentrating Fund investments in a limited number of issuers conducting business in the same industry or group of industries will subject the Fund to a greater risk of loss as a result of adverse economic, business or other developments than if its investments were diversified across different industry sectors.

Risk of Investing in Small- and Mid-Cap Companies.    The Fund may invest in small- or mid-cap companies. If it does so, it may be subject to certain risks associated with small- or mid-cap companies. These companies are often subject to less analyst coverage and may be in early and less predictable periods of their corporate existences. In addition, these companies often have greater price volatility, lower trading volume and less liquidity than larger, more established companies. These companies tend to have smaller revenues, narrower product lines, less management depth and experience, smaller shares of their product or service markets, fewer financial resources and less competitive strength than larger companies.

Risk of Investing In Real Estate Instruments.    Real estate instruments are subject to risks similar to those associated with direct ownership of real estate, including changes in local and general economic conditions, vacancy rates, interest rates, zoning laws, rental income, property taxes, operating expenses and losses from casualty or condemnation. An investment in a REIT is subject to additional risks, including poor performance by the manager of the REIT, adverse tax consequences, and limited diversification resulting from being invested in a limited number or type of properties or a narrow geographic area.

Tax Risk.    Fund’s transactions in derivative securities, including, but not limited to, options, futures contracts, hedging transactions, forward contracts and swap contracts, will be subject to special tax rules (including mark-to-market, constructive sale, wash sale and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses. These rules could, therefore, affect the amount, timing and character of distributions to the Fund’s shareholders. The Fund’s use of such transactions may result in the Fund realizing more short-term capital gains (subject to tax at ordinary income tax rates) and ordinary income subject to tax at ordinary income tax rates than it would if it did not engage in such transactions. In addition, the tax treatment of derivatives is unclear for purposes of determining whether the Fund qualifies as a ‘‘regulated investment company’’ for federal income tax purposes.

New Fund Risk.    There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Fund may experience greater tracking error to the Index than it otherwise would at higher asset levels or ultimately the Board or the Investment Advisor may determine to liquidate the Fund. A liquidation can be initiated by the Board without a shareholder vote and, while shareholder interests will be the paramount consideration, the timing of any liquidation may not be favorable to certain individual shareholders.

B. Additional Risk Information

The following are additional risks of investing in the Fund:

Changes in Investment Objective and Strategies.    The investment objective, strategies and policies described under ‘‘Fund Investment Objectives and Strategies—Investment Objective’’ and ‘‘—Principal Investment Strategies’’ above may be changed without the approval of the Fund’s shareholders upon 30 days’ written notice to shareholders.

Portfolio Turnover Risk.    Portfolio turnover may involve paying brokerage commissions and other transaction costs. High rates of portfolio turnover could lower performance of the Fund due to increased costs and may also result in the realization of capital gains. The Investment Advisor anticipates that the Fund will have an annual turnover rate of approximately 150%.

Temporary Investment Risks.    The Fund may, for temporary defensive purposes or when investments in the Index Components do not comprise 100% of the Fund’s assets, invest a certain percentage of its total assets in cash and cash equivalents. Cash equivalents include investments in money-market funds, U.S. government securities, commercial paper rated at least A-2 by Standard & Poor’s, P-2 by Moody’s or having a comparable rating by another NRSRO, certificates of deposit, bankers’ acceptances, repurchase agreements and non-convertible preferred stocks and non-convertible corporate bonds with a remaining maturity of less than one year. When the Fund’s assets are invested in such instruments, the Fund may not be achieving its investment objective.

C. Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Fund, including their associated risks.

The Fund may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund’s investment objective and policies. Further information is provided in the SAI, which is available upon request.

Exchange Traded Funds.    The Fund may invest in securities of other investment companies, including ETFs, subject to statutory limitations prescribed by the Investment Company Act. Many ETFs, however, have obtained exemptive relief from the SEC to permit unaffiliated funds to invest in the ETFs’ shares beyond these statutory limitations, subject to certain conditions and pursuant to a contractual arrangement between the ETFs and the investing funds. The Fund may rely on these exemptive orders to invest in unaffiliated ETFs. The Investment Company Act limitations on the Fund’s investment in investment companies and various conditions imposed by the SEC on exemptive relief granted to ETFs may prevent the Fund from allocating its investments to ETFs in an optimal manner.

The use of ETFs is intended to help the Fund match the total return of the Index, although that may not be the result. An ETF may fail to accurately track the market segment or index that underlies its investment objective. The price of an ETF can fluctuate, and the Fund could lose money investing in an ETF. Moreover, ETFs are subject to exchange traded vehicle risks.

The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by other investment companies in which it invests. Consequently, an investment in the Fund will incur higher expenses than a direct investment in the ETFs, ETNs, ETVs and money market funds utilized from time to time by the Fund.

U.S. Government Securities.    The Fund may invest in U.S. Government Securities. U.S. Government Securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. Government Securities may be supported by (i) the full faith and credit of the U.S. Treasury; (ii) the right of the issuer to borrow from the U.S. Treasury; (iii) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (iv) only the credit of the issuer. U.S. Government Securities also include Treasury receipts, zero coupon bonds and other stripped U.S. Government Securities, where the interest and principal components of stripped U.S. Government Securities are traded independently. U.S. Government Securities may also include TIPs whose principal value is periodically adjusted according to the rate of inflation.

Total Return Swaps.    Total return swaps give the Fund the right to receive the appreciation in the value of a specified security, index or other instrument in return for a fee paid to the counterparty, which will typically be an agreed upon interest rate. Total return swaps can also be used to replicate an exposure to a short position in an asset class where the Fund has the right to receive the depreciation in value of a specified security, index or other instrument (‘‘inverse swaps’’). If the underlying asset in a total return swap declines in value (or increases in value, if an inverse swap) over the term of the swap, the Fund may also be required to pay the dollar value of that decline (or increase, if an inverse swap) to the counterparty. The Fund intends to use total return swaps in several ways to replicate the performance of the Index. Consequently, the performance of the Fund’s total return swaps will be a significant component of the Fund’s performance.

Principally, the Fund will use total return swaps to increase the exposure of the Fund to any Index Component or other portfolio investment beyond 100% of the Fund’s net asset investment in such Index Component or other portfolio investment. The exposure of the Fund will vary but in any event will be less than 200% of its net assets. The use of swaps in this way should be considered speculative and will create volatility within the Fund’s portfolio.

The Fund may also use total return swaps to replicate an Index Component’s performance. These total return swaps would reference the performance of an ETF, ETN or ETV (each an ‘‘exchange traded issuer’’) that is an Index Component, an index on which such an exchange traded issuer is based, or one or more of the portfolio constituents of such exchange traded issuer.

Total return swaps are considered illiquid by the Fund. Consequently, the Fund will segregate liquid assets, which may include securities, cash or cash equivalents, to cover the Fund’s daily marked-to-market net obligations under outstanding swap agreements. This segregation of assets, together with the Fund’s 15% of net asset limitation on investment in illiquid securities, will have the effect of limiting the Fund’s leveraging of its investments and the related risk of losses from leveraging. However, such segregation may also limit the Fund’s investment flexibility, as well as its ability to meet redemption requests or other current obligations.

All counterparties to total return swaps of the Fund are subject to pre-approval by the Board. The Board’s pre-approval is based on the creditworthiness of each potential swap counterparty, and the creditworthiness of such counterparties will be reviewed by the Board on at least a quarterly basis. In addition, the Investment Advisor will monitor and manage the counterparty risk posed by the Fund’s swap counterparties and take actions as necessary to decrease counterparty risk to the Fund by, among other things, reducing swap exposures to certain counterparties and/or seeking alternate or additional counterparties. All Fund total return swap counterparties are expected to be, or affiliated with, large publicly-held financial institutions that have received investment grade ratings of AAA or AA from at least one NRSRO.

The number of Fund total return swap counterparties may vary over time. During periods of credit market turmoil or when the aggregate swap notional amount needed by the Fund is relatively small given the level of the Fund’s net assets, the Fund may have only one or a few counterparties. In such circumstances, the Fund will be exposed to greater counterparty risk. Moreover, the Fund may be unable to enter into any total return swap on terms that make economic sense (e.g., they may be too costly). To the extent that the Fund is unable to enter into any total return swaps, it may not be able to meet its investment objective. If the Fund is unable to enter into total return swaps, it may engage in other types of derivative transactions, although the added costs, higher asset segregation requirements and lower correlation to Index Component performance of these other derivatives may adversely affect the Fund’s ability to meet its investment objective.

Index Swaps and Options on Swaps.    Index swaps involve the exchange by the Fund with another party of the respective amounts payable with respect to a notional principal amount at interest rates equal to two specified indices. The Fund may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions. A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms.

Equity Swaps.    The Fund may invest in equity swaps. Equity swaps allow the parties to a swap agreement to exchange the dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment. For example, in a typical equity index swap, the Fund may receive the appreciation (or depreciation) of an index from a counterparty in exchange for the payment of a fee or a different component of return.

An equity swap may be used by the Fund to get exposure to one or more Index Components. Equity swaps are derivatives and their value can be very volatile. To the extent that the Investment Advisor does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, the Fund may suffer a loss, which may be substantial. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, the Fund may suffer a loss if the counterparty defaults. Because equity swaps are normally illiquid, the Fund may be unable to terminate its obligations when desired.

Options, Futures Contracts and Options on Futures Contracts.    Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices.

The Fund may engage in futures transactions on both U.S. and foreign exchanges in an effort to gain exposure to the Index Components of the Index. The Fund may also enter into closing purchase and sale transactions with respect to such contracts and options.

Futures contracts and related options present the following risks:

•	While the Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.

•	Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and the Fund may be exposed to additional risk of loss.

•	The loss incurred by the Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.

•	Futures markets are highly volatile and the use of futures may increase the volatility of the Fund’s NAV.

•	As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to the Fund.

•	Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.

•	Foreign exchanges may not provide the same protection as U.S. exchanges.

Commodity-Linked Securities.    The Fund may seek to provide exposure to the investment returns of real assets that trade in the commodity markets through investments in commodity-linked ETNs and ETVs and other commodity-linked derivatives, which are designed to provide this exposure without direct investment in physical commodities or commodities futures contracts. Real assets are assets such as oil, gas, industrial and precious metals, livestock, and agricultural or meat products, or other items that have tangible properties, as compared to stocks or bonds, which are financial instruments. In choosing investments, the Investment Advisor and the Sub-Advisor seek to provide exposure to various commodities and commodity sectors as dictated by the composition of the Index. The value of commodity-linked derivative securities may be affected by a variety of factors, including, but not limited to, overall market movements and other factors affecting the value of particular industries or commodities, such as weather, disease, embargoes, acts of war or terrorism, or political and regulatory developments. The prices of commodity-linked derivative securities may move in different directions than investments in traditional equity and debt securities when the value of those traditional securities is declining due to adverse economic conditions.

Corporate Debt Obligations.    Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal. The Fund may invest in corporate debt obligations issued by U.S. and certain non-U.S. issuers which issue securities denominated in the U.S. dollar (including Yankee and Euro obligations). In addition to obligations of corporations, corporate debt obligations include securities issued by banks and other financial institutions and supranational entities (i.e., the World Bank, the International Monetary Fund, etc.).

The Benchmark Index:

The Index is constructed in basically a two-step process. First, using a rules-based methodology, IndexIQ attempts to replicate the risk-adjusted return characteristics of the Hedge Fund Indexes in creating the six Underlying Strategies. IndexIQ then uses a proprietary rules-based methodology that optimizes the weighting of each Underlying Strategy and introduces leverage within the Index in an attempt to reproduce the Index’s objectives, which include alpha returns superior to the S&P 500 Index.

The Index is based in part on the premise that hedge fund returns, when aggregated within similar hedge fund investment styles, display significant exposures to a set of common asset classes. By properly identifying the asset classes, estimating the aggregate hedge fund strategy exposures to the asset classes, and matching the Index Component exposures to the hedge fund strategy asset class exposures, IndexIQ seeks to replicate the risk adjusted return characteristics of various hedge fund strategies. IndexIQ uses this technique to develop and maintain the Underlying Strategies to approximate the risk adjusted returns of six Hedge Fund Indexes published by CS. The following are CS’ descriptions of the six Hedge Fund Indexes that IndexIQ seeks to replicate in its Underlying Strategies:

–	Emerging Markets – Emerging Markets hedge funds invest in currencies, debt instruments, equities and other instruments of countries with ‘‘emerging’’ or developing markets (typically measured by GDP per capita). Such countries are considered to be in a transitional phase between developing and developed status.

–	Fixed Income Arbitrage – Fixed Income Arbitrage hedge funds attempt to generate profits by exploiting inefficiencies and price anomalies between related fixed income securities. Funds limit volatility by hedging out exposure to the market and interest rate risk. Strategies include leveraging long and short positions in similar fixed income securities that are related either mathematically or economically.

–	Global Macro – Global Macro hedge funds focus on identifying extreme price valuations and leverage is often applied on the anticipated price movements in equity, currency, interest rate and commodity markets. Managers typically employ a top-down global approach to concentrate on forecasting how political trends and global macroeconomic events affect the valuation of financial instruments.

–	Long Short Equity – Long/Short Equity hedge funds invest on both long and short sides of equity markets, generally focusing on diversifying or hedging across particular sectors, regions or market capitalizations.

–	Equity Market Neutral – Equity Market Neutral hedge funds take both long and short positions in stocks while minimizing exposure to the systematic risk of the market (i.e., no returns due to varying exposure to different market sectors (a ‘‘beta’’ of zero) is desired). Funds seek to exploit investment opportunities unique to a specific group of stocks, while maintaining a neutral exposure to broad groups of stocks defined for example by sector, industry, market capitalization, country, or region.

–	Event Driven Multi Strategy – Multi-Strategy Event Driven hedge funds typically invest in a combination of event driven equities and credit. Within the equity spaces, sub-strategies include risk arbitrage, holding company arbitrage, equity special situations, and value equities with a hard or soft catalyst. Within the credit-orientated portion, sub-strategies include long/short high yield credit (sub-investment grade corporate bonds), leveraged loans (bank debt, mezzanine, or self-originated loans), capital structure arbitrage (debt vs. debt or debt vs. equity), and distressed debt (workout situations or bankruptcies) including post-reorganization equity. Multi Strategy Event Driven managers have the flexibility to pursue event investing across different asset classes and take advantage of shifts in economic cycles.

Each Underlying Strategy consists of a basket of ETFs, ETNs and ETVs that IndexIQ has determined best represent the risk and return characteristics of the Hedge Fund Indexes. These ETFs, ETNs and ETVs are proxies for the asset classes in which hedge funds invest (e.g., emerging market equities) or strategies that hedge funds employ (e.g., a ‘‘carry trade’’ whereby one invests long in currencies of countries with high interest rates and short in currencies of countries with low interest rates).

IndexIQ combines all six of the Underlying Strategies into one composite index, the Index, by using a proprietary optimization methodology. Unlike the Underlying Strategies, the investment objective of the Index is not to replicate a particular hedge fund index but rather to attempt to provide alpha returns relative to the S&P 500 Index with lower volatility than the S&P 500 Index and correlation to the S&P 500 Index that is similar to the correlation between the performance of hedge funds (as measured by broad-based hedge fund indexes) and the S&P 500 Index. At any given time, the Index is expected to be comprised of ten or more Index Components representing multiple asset classes and investment strategies.

The construction of the Index occurs in the following steps:

Annual selection and review of Index Components:    Annually, IndexIQ reviews the basket of Index Components of each Underlying Strategy to ensure that the basket best represents the Hedge Fund Indexes’ asset class exposures and principal investment strategies and may add or delete Index Components based on statistical analysis conducted by IndexIQ. The review process examines the risk and return characteristics (e.g. total return and volatility) of all or nearly all available ETFs, ETNs and ETVs to determine if new or existing ETFs, ETNs and ETVs are representative of the Hedge Fund Indexes’ asset class exposures and principal investment strategies and thus should be incorporated into the Underlying Strategy’s basket to enhance its replication capability. Any Index Components additions or deletions become effective on the first rebalance day of the second quarter.

Monthly rebalance of the Underlying Strategies:    Monthly, IndexIQ recalculates the weightings of the asset classes for each Underlying Strategy. The proprietary statistical analysis employed uses the most recently available hedge fund and ETF, ETN and ETV performance data to estimate the exposures of the Hedge Fund Indexes to the asset classes. IndexIQ’s methodology then selects the Index Components in such a way as to replicate as closely as possible the exposures within the Hedge Fund Indexes.

Monthly rebalance of the Index:    Once the monthly Index Component weights are set for each of the six Underlying Strategies, IndexIQ’s methodology determines the weights of each Underlying Strategy within the Index. Next, the resulting weight assigned to each of the Underlying Strategies is multiplied by the weights assigned to the Index Components within the Underlying Strategies to arrive at the Index Component weights for the Index.

The weight of an Index Component of the Index may be positive or negative. In the case of a negative weighting, the Fund will invest in instruments that provide a short exposure to such component. Accordingly, the Fund’s investments may not reflect a long position in each component of the Index and the Fund’s NAV per share may decline from month to month, even if the value of any or all of the components increase during that time. To amplify the Index’s returns, the Index increases its exposure to Index Components by up to 100% of the value of the Index Components. The monthly rebalancing of the composite Index occurs contemporaneously with the monthly rebalancing of the Underlying Strategies.

The Index is comprised of Index Components covering a wide array of asset classes, many of which individually have lower volatility than the S&P 500 Index. Also, the asset classes are diversified relative to each other, which tends to lower the volatility of the overall portfolio. Combining the Index Components in an optimization process that explicitly seeks to minimize volatility, allows the Index to achieve lower volatility than the S&P 500 Index. When the notional exposure is increased beyond 100% through the use of hypothetical total return swaps, the volatility of the Index rises but is still expected to be lower than the volatility of the S&P 500 Index, again due to the lower individual volatilities of some Index Components and the lower overall volatility resulting from diversification.

In selecting the Index Components for the Index, IndexIQ relies on Hedge Fund Index performance information from CS and ETFs, ETNs and ETVs returns from Factset Research Systems (‘‘FRS’’). IndexIQ makes no representation as to the correctness of the information considered and takes no responsibility for the accuracy or completeness of the CS or FRS data or the impact of such data on asset class selection, Underlying Strategies, Index Components or the Index.

The Index is the exclusive property of IndexIQ. IndexIQ has contracted with the Calculation Agent to calculate the Index on a daily basis.

As of March 17th, 2008, the Index was comprised of 13 ETFs, ETNs and ETVs representing exchange-listed equity securities (both US and international including emerging markets), fixed income (both US and international, including short-term government bonds, investment grade and high yield government and corporate bonds, and emerging markets), currencies, commodities, and real estate asset classes. No single ETF, ETN or ETV accounted for more than 30% of the total Index Components of the Index.

PORTFOLIO HOLDINGS DISCLOSURE:

A description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available in the Fund’s SAI.

The Fund publishes on its website (http://www.[                ].com) the complete portfolio holdings for the Fund as of the end of each calendar quarter subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. In addition, the Fund publishes on its website month-end top ten holdings subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. This information will be available on the website until the date on which the Fund files its next quarterly portfolio holdings report on Form N-CSR or Form N-Q with the SEC.

Shareholder Guide

DISTRIBUTION (12B-1) FEES

The Trust has adopted a Distribution Plan for the Investor Class Shares of the Fund. The Distribution Plan has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (‘‘1940 Act’’).

The Distribution Plan allows the Fund to use its Investor Class assets to reimburse financial intermediaries that provide services relating to Investor Class Shares. The Distribution Plan permits reimbursement for expenses in connection with the distribution and marketing of Investor Class Shares and/or the provision of shareholder services to Investor Class shareholders.

The Distribution Plan permits the Fund to make total reimbursements at an annual rate of up to 0.[    ]% of the Fund’s average daily net assets attributable to its Investor Class Shares. Because these fees are paid out of the Fund’s Investor Class assets on an ongoing basis, over time they will increase the cost of an investment in Investor Class Shares, and Distribution Plan fees may cost an investor more than other types of sales charges.

ARRANGEMENTS WITH SERVICE AGENTS

Investor Class Shares and Institutional Class Shares of the Fund are offered through certain brokers and financial intermediaries (‘‘service agents’’) that have established a shareholder servicing relationship with the Trust on behalf of their customers. The Trust pays no compensation to such entities other than service and/or distribution fees paid with respect to Investor Class Shares. Service agents may impose additional or different conditions than the Trust on purchases, redemptions or exchanges of Fund shares by their customers. Service agents may also independently establish and charge their customers transaction fees, account fees and other amounts in connection with purchases, sales and redemptions of Fund shares in addition to any fees charged by the Trust. These additional fees may vary over time and would increase the cost of the customer’s investment and lower investment returns. Each service agent is responsible for transmitting to its customers a schedule of any such fees and information regarding any additional or different conditions regarding purchases, redemptions and exchanges. Shareholders who are customers of service agents should consult their service agents for information regarding these fees and conditions.

PRICING SHARES

The net asset value (‘‘NAV’’) of the Fund’s Investor Class and Institutional Class Shares (each a ‘‘Class’’) is determined by dividing the total value of the Fund’s portfolio investments and other assets attributable to that Class, less any liabilities, by the total number of shares outstanding of that Class.

For purposes of calculating the NAV, portfolio securities and other assets for which market quotes are readily available are stated at market value. Market value is generally determined on the basis of the last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services. Certain securities or investments for which daily market quotations are not readily available may be valued, pursuant to guidelines established by the Board of Trustees, with reference to other securities or indices. Short-term investments having a maturity of 60 days or less are generally valued at amortized cost. Exchange traded options, futures and options on futures are valued at the settlement price determined by the exchange. Other securities for which market quotes are not readily available are valued at fair value as determined in good faith by the Board of Trustees or persons acting at their direction.

Investments initially valued in currencies other than the U.S. dollar are converted to U.S. dollars using exchange rates obtained from pricing services. As a result, the NAV of a Fund’s shares may be affected by changes in the value of currencies in relation to the U.S. dollar. The value of securities traded in markets outside the United States or denominated in currencies other than the U.S. dollar may be affected significantly on a day that the New York Stock Exchange (‘‘NYSE’’) is closed and an investor is not able to purchase, redeem or exchange shares.

The price at which all purchases and redemptions of a Fund’s shares are effected is based on the next calculation of NAV after the order is placed. Fund shares are valued as of the close of regular trading (normally 4:00 pm, Eastern time) (the ‘‘NYSE Close’’) on each day that the NYSE is open. Fund shares will not be priced on the days on which the NYSE is closed for trading. For purposes of calculating the NAV, the Fund normally use pricing data for securities available on the NYSE shortly after the NYSE Close and do not normally take into account trading, clearances or settlements that take place after the NYSE Close. Domestic fixed income and foreign securities are normally priced using data reflecting the earlier closing of the principal markets for those securities. Information that becomes known to the Fund or its agents after the NAV has been calculated on a particular day will not generally be used to retroactively adjust the price of a security or the NAV already determined.

When reliable market quotations are not readily available or do not otherwise accurately reflect the fair value of a security held by the Fund, such security will be valued by another method that the Sub-Advisor believes will better reflect fair value in accordance with the Trust’s valuation policies and procedures approved by the Board of Trustees. A security’s fair value price is the price a security’s owner might reasonably expect to receive upon its sale. When fair-value pricing is employed, the prices of securities used by the Fund to calculate its NAV may differ from quoted or published prices for the same securities.

The Fund may use fair value pricing in a variety of circumstances, including but not limited to, situations when the value of a security in the Fund’s portfolio has been materially affected by events occurring after the close of the market on which the security is principally traded (such as a corporate action or other news that may materially affect the price of a security) or trading in a security has been suspended or halted. Fair-value pricing also may be used for securities if, for example, (1) trading in a security is halted and does not resume before the Fund’s NAV calculation time or if a security does not trade in the course of a day, or (2) market quotations are not readily available for a security and the Fund holds enough of the security that its price could materially affect the Fund’s NAV. Acquired Funds may also use fair value pricing under the circumstances, and with the possible effects, disclosed in the prospectuses for such funds.

To prevent ‘‘market timing’’ strategies or for other reasons, the Board of Trustees may elect to update a Fund’s NAV during a period when the NYSE is closed, or when certain securities markets outside the United States are closed. As a further deterrent to excessive trading, many foreign equity securities held by the Fund are priced by an independent pricing service using fair valuation. The use of fair value pricing by the Fund indicates that a market price is generally unavailable, and in such situations the Board of Trustees (or a person acting at the Board’s direction) will estimate the value of such security using available information. In such situations, the values assigned to such securities may not necessarily represent amounts which might be realized.

HOW TO PURCHASE SHARES

Investors may purchase Investor Class Shares and Institutional Class Shares of the Fund at their NAV, based on the next calculation of NAV after the order is placed. Neither the Fund nor the Distributor charges a sales charge, front-end load, or other transaction fee to purchase shares, although other institutions may impose transaction fees on shares purchased through them.

Investor Class Shares and Institutional Class Shares are only offered through broker-dealers and other financial intermediaries, and the Fund pays service fees and/or distribution fees to those intermediaries for services they provide to Investor Class shareholders.

The minimum initial investment for shares of the Investor Class is generally $2,500 with a minimum subsequent investment is $100. The minimum initial investment for shares of the Institutional Class is generally $250,000 with no minimum subsequent investment requirement. The Trust may waive the minimum requirements for initial investments or for subsequent investments.

Financial intermediaries purchasing shares for investors may purchase shares of the Fund through the Distributor or through other investment representatives, which may charge additional fees and may require higher minimum investments or impose other limitations on buying and selling shares. Since you purchase shares through an investment representative, that party is responsible for transmitting orders by close of business and may have an earlier cut-off time for transactions. The Transfer Agent will purchase

Fund shares for your financial intermediary’s account at the NAV determined after receipt of your financial intermediary’s wire of your funds.

Generally, the Fund will not accept payment by check. For details on the availability of Fund shares and application forms, call 1-800-      -    or write to: IndexIQ Funds, P.O. Box [    ].

Verification Of Identity

To help the federal government combat the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person that opens a new account, and to determine whether such person’s name appears on government lists of known or suspected terrorists and terrorist organizations. As a result, a Fund must obtain the following information for each person that opens a new account:

1.	Name

2.	Date of birth (for individuals)

3.	Residential or business street address

4.	Social security number, taxpayer identification number, or other identifying number

Federal law prohibits the Fund and other financial institutions from opening a new account unless they receive the minimum identifying information listed above.

Individuals may also be asked for a copy of their driver’s license, passport or other identifying document in order to verify their identity. In addition, it may be necessary to verify an individual’s identity by cross-referencing the identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities, including personal information about the authorized signatories for those corporations and entities.

After an account is opened, a Fund may restrict your ability to purchase additional shares until your identity is verified. A Fund also may close your account and redeem your shares or take other appropriate action if it is unable to verify your identity within a reasonable time.

Avoid Tax Withholding

Each Fund is required to withhold 28% of taxable dividends, capital gains distributions and redemptions paid to individuals who have not provided the Fund with their taxpayer identification number and any required certifications in compliance with IRS rules. Investors must provide their Social Security Number, Employer Identification Number, or other Taxpayer Identification Number on their account application.

Instructions For Opening Or Adding To An Account

Carefully read and complete the Account Opening application. With an electronic purchase or sale, the transaction is made through the Automated Clearing House (ACH). ACH transactions usually clear within 2 to 3 days, but may take up to eight. The Fund does not charge a fee for such transactions, but your bank or financial intermediary might charge a wire transfer fee.

Please phone the Fund at 1-800-      -    for instructions on opening an account or purchasing additional shares.

Reinvestment Of Dividends And Capital Gains

All dividends and capital gains will be automatically reinvested unless you request otherwise. You can receive them in cash or by electronic funds transfer to your bank account. There are no sales charges for reinvested distributions. Capital gains, if distributed, are distributed at least annually.

Distributions are made on a per-share basis regardless of how long you have owned your shares. Therefore, if you invest shortly before the distribution date, some of your investment will be returned to you in the form of a taxable distribution. The Fund reserves the right to change or eliminate these privileges at any time with 30 days notice.

Policy On Late Trading

‘‘Late trading’’ is a term commonly used for the practice of executing customer instructions to buy or sell mutual fund shares after the daily deadline (typically 4:00 p.m. New York time) described in this Prospectus.

Under no circumstances will the Fund, the Distributor or their affiliates accept a customer order for the Fund in violation of the terms stated in the Prospectus, nor will they knowingly permit any of their agents to do so. Orders received after 4:00 p.m. will not be executed on the date they are received, rather they will be executed the following business day and at the following day’s NAV. No individual employee of the Investment Advisor or its agents may waive this policy.

Submitting instructions to purchase Fund shares constitutes consent to this policy.

How To Redeem Shares

You may place orders to redeem shares by telephoning 1-800-      -    or by emailing [    ].com.

Redemption requests should describe the Fund from which shares will be redeemed, the Class (Investor or Institutional) of shares to be redeemed, the number of shares (or dollar-amount) to be redeemed, and your account number. The Administrator and the Transfer Agent will take reasonable care to confirm that instructions are genuine. The Fund, the Investment Advisor, and their affiliated agents will not be liable for any loss, cost, or expense for acting upon telephone or email instructions that are reasonably believed to be genuine. You may also redeem shares by sending a written request to: IndexIQ Funds, PO Box [                ].

Your sales price will be the next NAV calculated after the Fund, its Transfer Agent, or your investment representative receives your sell order. If a redemption request is received on a business day prior to 4:00 pm (Eastern time), proceeds will normally be wired to the shareholder within three business days, provided that the Fund’s Custodian is also open for business. Payment may be made up to seven calendar days after receiving a redemption request, if in the Investment Advisor’s opinion, an earlier payment would be detrimental to a Fund. The Fund does not charge for wiring redemption payments.

The Fund may postpone payment for shares at times when the NYSE is closed or under any emergency circumstances as determined by the SEC. If you experience difficulty making a telephone redemption during periods of drastic economic or market change, you can send the Fund your request by regular or express mail.

REDEMPTION IN KIND

The Fund does not intend, under normal circumstances, to redeem their shares by payment in kind. It is possible, however, that conditions may arise in the future, which would, in the opinion of the Board, make it undesirable for the Fund to pay for all redemptions in cash. In such case, the Board may authorize payment to be made in readily marketable portfolio securities of the Fund. Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the Fund’s net asset value per share. Shareholders receiving them would incur brokerage costs when these securities are sold. An irrevocable election has been filed under Rule 18f-1 of the 1940 Act, wherein the Fund committed itself to pay redemptions in cash, rather than in kind, to any shareholder of record of the Fund who redeems during any ninety-day period, the lesser of (a) $250,000 or (b) one percent (1%) of the Fund’s net asset value at the beginning of such period.

RESTRICTIONS ON EXCESSIVE TRADING PRACTICES

Policies and Procedures on Excessive Trading Practices.    In accordance with the policy adopted by the Board, the Trust discourages frequent purchases and redemptions of Fund shares and does not permit market-timing or other excessive trading practices. Purchases and exchanges should be made with a view to longer-term investment purposes only that are consistent with the investment policies and practices of the Fund. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies, increase brokerage and administrative costs, harm Fund performance and result in dilution in the value of Fund shares held by longer-term shareholders. The Trust and the Investment Advisor reserve the right to reject or restrict purchase or exchange requests from any investor. The Trust and the Investment Advisor will not be liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust and its shareholders (or the Investment Advisor), the Trust (or the Investment Advisor) will exercise these rights if, in the Trust’s (or the Investment Advisor’s) judgment, an investor has a history of excessive trading or if an investor’s trading, in the judgment of the Trust (or the Investment Advisor), has been or may be disruptive to the Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together to the extent they can be identified. No waivers of the provisions of the policy established to detect and deter market-timing and other excessive trading activity are permitted that would harm the Trust or its shareholders or would subordinate the interest of the Trust or its shareholders to those of the Investment Advisor or any affiliated person or associated person of the Investment Advisor.

To deter excessive shareholder trading, the Fund imposes a 2% redemption fee on redemptions made within seven calendar days of purchase subject to certain exceptions. As a further deterrent to excessive trading, many foreign equity securities held by the Fund are priced by an independent pricing service using fair valuation. For more information on fair valuation, please see ‘‘—Pricing Shares.’’

Pursuant to the policy adopted by the Board of Trustees of the Trust, the Investment Advisor has developed criteria that it uses to identify trading activity that may be excessive. The Investment Advisor reviews on a regular, periodic basis available information relating to the trading activity in the Fund in order to assess the likelihood that the Fund may be the target of excessive trading. As part of its excessive trading surveillance process, the Investment Advisor, on a periodic basis, examines transactions that exceed certain monetary thresholds or numerical limits within a period of time. Consistent with the standards described above, if, in its judgment, the Investment Advisor detects excessive, short term trading, the Investment Advisor is authorized to reject or restrict a purchase or exchange request and may further seek to close an investor’s account with the Fund. The Investment Advisor may modify its surveillance procedures and criteria from time to time without prior notice regarding the detection of excessive trading or to address specific circumstances. The Investment Advisor will apply the criteria in a manner that, in the Investment Advisor’s judgment, will be uniform.

Fund shares may be held through omnibus arrangements maintained by intermediaries such as broker-dealers, investment advisers, transfer agents, administrators and insurance companies. In addition, Fund shares may be held in omnibus 401(k) plans, employee benefit plans and other group accounts. Omnibus accounts include multiple investors and such accounts typically provide the Fund with a net purchase or redemption request on any given day where the purchases and redemptions of Fund shares by the investors are netted against one another. The identity of individual investors whose purchase and redemption orders are aggregated are not known by the Fund. A number of these financial intermediaries may not have the capability or may not be willing to apply the Fund’s market timing policies or any applicable redemption fee. While the Investment Advisor may monitor share turnover at the omnibus account level, the Fund’s ability to monitor and detect market timing by shareholders or apply any applicable redemption fee in these omnibus accounts is limited. The netting effect makes it more difficult to identify, locate and eliminate market timing activities. In addition, those investors who engage in market timing and other excessive trading activities may employ a variety of techniques to avoid detection. There can be no assurance that the Fund and the Investment Advisor will be able to identify all those who trade excessively or employ a market timing strategy, and curtail their trading in every instance. If necessary, the Trust may prohibit additional purchases of Fund shares by a financial intermediary or by certain of the financial intermediary’s customers. Financial intermediaries may also monitor their customers’ trading activities in the Fund. The criteria used by financial intermediaries to monitor for excessive trading may differ from the criteria used by the Fund. If a financial intermediary fails to cooperate in the implementation or enforcement of the Trust’s excessive trading policies, the Trust may take certain actions including terminating the relationship.

Fund Dividends, Distributions & Taxes

Dividends And Distributions

The Fund distributes all or substantially all of its net investment income to shareholders in the form of dividends. A shareholder begins earning dividends on Fund shares the day after the Trust receives the shareholder’s purchase payment. Dividends paid by the Fund with respect to all classes of shares are calculated in the same manner and at the same time, but dividends on Investor Class Shares may be lower than dividends on future classes of Fund shares as a result of the service and/or distribution fees applicable to Investor Class Shares.

Net realized long-term and short-term capital gains will be distributed by the Fund at least annually. Net short-term gains may be paid more frequently. A Fund’s dividend and capital gain distributions with respect to a particular class of shares will automatically be reinvested in additional shares of the same class of the Fund at the NAV unless the shareholder elects to have the distributions paid in cash. A shareholder may elect to have distributions paid in cash on the account application or by submitting a written request, signed by the appropriate signatories, indicating the account number, Fund name and wiring instructions. Shareholders do not pay any sales charges on shares received through the reinvestment of Fund distributions.

Distributions are made on a per share basis regardless of how long shares have been owned. Therefore, if you invest shortly before a distribution date, some of your investment may be returned to you in the form of a distribution, which may be taxable to you.

If a purchase order for shares is received prior to 12:00 noon, Eastern time, and payment in federal funds is received by the Transfer Agent by the close of the federal funds wire on the day the purchase order is received, dividends will accrue starting that day. If a purchase order is received after 12:00 noon, Eastern time, and payment in federal funds is received by the Transfer Agent by the close of the federal funds wire on the day the purchase order is received, or as otherwise agreed to by the Trust, the order will be effected at that day’s NAV, but dividends will not begin to accrue until the following business day.

The Fund reserves the right to change or eliminate these privileges at any time with 60 days’ notice.

Taxes

In general, redeeming shares, exchanging shares and receiving dividends and distributions (whether in cash or additional shares) are all taxable events. The following table summarizes the tax status to you of certain transactions relating to the Fund:

Transaction	Federal tax status
Redemption of shares	Usually capital gain or loss; long-term capital gain only if shares owned more than one year
Long-term capital gain distributions	Long-term capital gain
Dividends	Ordinary income

Dividends and long-term capital gain distributions are taxable whether paid in cash or reinvested in Fund shares.

Dividends are taxable as ordinary income. Dividends paid by the Fund generally are not expected to qualify for taxation at preferential federal income tax rates (for non-corporate shareholders) or for the dividends-received deduction (for corporate shareholders). Long-term capital gain distributions are taxable to you as long-term capital gains regardless of how long you have owned your shares. You may want to avoid buying shares when the Fund is about to declare a capital gain distribution or a dividend, because it will be taxable to you even though it may represent a return of a portion of your investment.

After the end of each year, the applicable Fund will provide you with information about the distributions and dividends you received and any redemptions of shares during the previous year. If you do not provide the Fund with your correct taxpayer identification number and any required certifications, you may be subject to back-up withholding on your distributions, dividends and redemption proceeds.

Because each shareholder’s circumstances are different, you should consult your tax adviser about your investment in the Fund.

Financial Highlights

Because the IQ Alpha Hedge Strategy Fund is new, there is no financial or performance information included in this Prospectus for the Fund. You may request this information, when it becomes available, at no charge by calling the Fund at 1-800-            -            . Please note that certain financial information about the Fund is included under the caption ‘‘Financial Statements’’ in the Statement of Additional Information.

Privacy Policy

The following notice does not constitute part of the Prospectus, nor is it incorporated into the Prospectus.

The Fund, its affiliates or agents may, in the course of conducting business, obtain nonpublic information about you from several sources. These sources may include, but are not limited to:

–	Information received about you on account applications or other forms

–	Information you give verbally

–	Transactions with the Fund

The Fund and its affiliates will not disclose any nonpublic information about an investor without the investor’s prior authorization, except as permitted by law or if compelled to do so by a government agency. The Board of Trustees or the Fund limit access to account information to those agents of the Fund who need to know that information in order to provide service to our investors. The Board of Trustees or the Fund, and their agents and affiliates may also disclose information to third parties, including, but not limited to, custodians and transfer agents, to facilitate their providing their services.

IQ Alpha Hedge Strategy Fund Prospectus (Investor Class & Institutional Class Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Fund’s investments is available in the Fund’s annual and semi-annual reports to shareholders. In the Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during the last fiscal year. Before the date of this Prospectus the IQ Alpha Hedge Strategy Fund had not commenced operations. The annual report for the fiscal year ended [        ] will become available to shareholders in [                ].

Statement of Additional Information

Additional information about the Fund and its policies is also available in the Fund’s SAI. The SAI is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Fund’s annual and semi-annual reports (when available) and the SAI are available free upon request by calling IndexIQ at 1-800-[toll free number]. You can also access and download the annual and semi-annual reports and the SAI at the Fund’s website: http://www.[                                ].

To obtain other information and for shareholder inquiries:

By telephone:	1-800-[ ]

By mail:	IndexIQ Trust [ ] [ ]

On the Internet:	SEC Edgar database: http://www.sec.gov ; or www.[ ].com

You may review and obtain copies of Fund documents (including the SAI) by visiting the SEC’s public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC’s Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

IndexIQ® is a registered service mark of IndexIQ.HedgeIQ™ is a trademark of IndexIQ.

The Fund’s investment company registration number is 811-22185.

PRELIMINARY STATEMENT OF ADDITIONAL INFORMATION
DATED            , 2008
SUBJECT TO COMPLETION

The information in this statement of additional information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This statement of additional information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PART B
STATEMENT OF ADDITIONAL INFORMATION
DATED                2008

IQ ALPHA HEDGE STRATEGY FUND
INVESTOR CLASS AND INSTITUTIONAL CLASS SHARES

INDEXIQ TRUST
800 Westchester Avenue, Suite N611
Rye Brook, NY 10573

This Statement of Additional Information (the ‘‘Additional Statement’’ or ‘‘SAI’’) is not a Prospectus. This Additional Statement should be read in conjunction with the Prospectuses for the Investor Class Shares and Institutional Class Shares of IQ Alpha Hedge Strategy Fund dated         , 2008 (the ‘‘Prospectus’’), as it may be further amended and/or supplemented from time to time, which may be obtained without charge from IndexIQ Advisors LLC (the ‘‘Investment Advisor’’) by calling the telephone number, or writing to one of the addresses, listed below or from institutions (‘‘Service Organizations’’) acting on behalf of their customers.

The Fund’s annual report (when available) may be obtained upon request and without charge by calling the Investment Advisor toll free at 800-[                        ].

IndexIQ® is a registered service mark of IndexIQ. HedgeIQ™ is a trademark of IndexIQ.

INTRODUCTION

IndexIQ Trust (the ‘‘Trust’’) was organized as a Delaware statutory trust on February 20, 2008. The following series of the Trust is described in this Additional Statement: IQ Alpha Hedge Strategy Fund (the ‘‘Fund’’). The Fund is a non-diversified, open-end, management investment company, as defined by the Investment Company Act of 1940, as amended (the ‘‘Act’’).

The Trustees of the Trust have authority under the Declaration of Trust to create and classify shares into separate series and to classify and reclassify any series or portfolio of shares into one or more classes without further action by shareholders. Pursuant thereto, the Trustees have created the Fund. Additional series may be added in the future from time to time. The Fund currently offers two classes of shares: Investor Class Shares and Institutional Class Shares. See ‘‘Distribution of Trust Shares’’ and ‘‘Other Information.’’

IndexIQ Advisors LLC (the ‘‘Investment Advisor’’) serves as the investment advisor to the Fund. The Investment Advisor has been registered as an investment adviser with the Securities and Exchange Commission (‘‘SEC’’) since August 9, 2007. Mellon Capital Management Corporation (the ‘‘Sub-Advisor’’), a subsidiary of The Bank of New York Mellon Corporation and unaffiliated with the Investment Advisor, serves as the sub-advisor of the Fund.

The following information relates to and supplements the description of the Fund’s investment policies contained in the Prospectus. See the Prospectus for a more complete description of the Fund’s investment objective and policies. Investing in the Fund entails certain risks and there is no assurance that the Fund will achieve its objective. Capitalized terms used but not defined herein have the same meaning as in the Prospectus.

INVESTMENT OBJECTIVES AND POLICIES

The Fund has a distinct investment objective and policies. There can be no assurance that the Fund’s objective will be achieved. The investment objective and policies of the Fund, and the associated risks of the Fund, are discussed in the Fund’s Prospectus, which should be read carefully before an investment is made. All investment objectives and investment policies not specifically designated as fundamental may be changed without shareholder approval. Additional information about the Fund, its policies, and the investment instruments it may hold, is provided below.

The Fund’s share price will fluctuate with market, economic and, to the extent applicable, foreign exchange conditions, so that an investment in the Fund may be worth more or less when redeemed than when purchased. The Fund should not be relied upon as a complete investment program.

The following discussion supplements the information in the Fund’s Prospectus.

General Information Regarding The Fund

The Fund seeks to achieve investment results that correspond to the total return of the HedgeIQ™ Leveraged Composite Index (the ‘‘Index’’).

The following is further discussion concerning particular instruments in which the Fund may invest and investment strategies that the Fund may use.

Other Investment Companies

Within the Act’s statutory restrictions applicable to the Fund’s; investments in other investment companies, the Fund reserves the right to invest up to 10% of its total assets, calculated at the time of purchase, in the securities of other investment companies (including exchange-traded funds (‘‘ETFs’’)), but may neither invest more than 5% of its total assets in the securities of any one investment company nor acquire more than 3% of the voting securities of any other investment company. Many ETFs, however, have obtained exemptive relief from the SEC to permit unaffiliated funds to invest in the ETFs’ shares beyond these statutory limitations, subject to certain conditions and pursuant to a contractual arrangement between the ETF and the investing funds. The Fund may rely on these exemptive orders to invest in unaffiliated ETFs. Upon meeting certain conditions, the Fund may also invest in money market funds beyond the statutory limits described above. The Fund’s investment in ETFs is a principal investment strategy.

The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests in addition to the management fees (and other expenses) paid by the Fund. Although the Fund does not expect to do so in the foreseeable future, the Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund.

ETFs are unaffiliated investment companies issuing shares which are traded like traditional equity securities on a national stock exchange. Typically, the Fund would purchase ETF shares in order to obtain exposure to the components of the Index (‘‘Index Components’’) while maintaining flexibility to meet liquidity needs of the Fund. When used in this fashion, ETF shares may enjoy several advantages over futures and other investment alternatives. For example, depending on market conditions, the holding period, and other factors, ETF shares can be less costly. In addition, ETF shares generally can be purchased for smaller sums than corresponding contracts and offer exposure to market sectors and styles for which there is no suitable or liquid futures contract. An investment in an ETF generally presents the same primary risks as an investment in a conventional fund (i.e., one that is not exchange traded) that has the same investment objectives, strategies, and policies. In addition, an ETF may fail to accurately track the market segment or index that underlies its investment objective. The price of an ETF can fluctuate, and the Fund could lose money investing in an ETF. In addition, ETFs are subject to the following risks that do not apply to conventional funds: (i) the market price of the ETF’s shares may trade at a premium or discount to their net asset value; (ii) an active trading market for an ETF’s shares may not develop or be maintained; or (iii) trading of an ETF’s shares may be halted if the listing exchange’s officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide ‘‘circuit breakers’’ (which are tied to large decreases in stock prices) halts stock trading generally.

U.S. Government Securities

As a principal strategy, the Fund may invest in U.S. Government Securities having maturities of less than 397 days (‘‘short-term government bonds’’). Some U.S. Government Securities (such as Treasury bills, notes and bonds, which differ only in their interest rates, maturities and times of issuance) are supported by the full faith and credit of the United States. Others, such as obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises, are supported either by (i) the right of the issuer to borrow from the U.S. Treasury, (ii) the discretionary authority of the U.S. government to purchase certain obligations of the issuer or (iii) only the credit of the issuer. The U.S. government is under no legal obligation, in general, to purchase the obligations of its agencies, instrumentalities or sponsored enterprises. No assurance can be given that the U.S. government will provide financial support to the U.S. government agencies, instrumentalities or sponsored enterprises in the future.

U.S. Government Securities include (to the extent consistent with the Act) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government, or its agencies, instrumentalities or sponsored enterprises. U.S. Government Securities may also include (to the extent consistent with the Act) participations in loans made to foreign governments or their agencies that are guaranteed as to principal and interest by the U.S. government or its agencies, instrumentalities or sponsored enterprises. The secondary market for certain of these participations is extremely limited. In the absence of a suitable secondary market, such participations are regarded as illiquid.

The Fund may also purchase U.S. Government Securities that are not short-term government bonds and may also invest in separately traded principal and interest components of securities guaranteed or issued by the U.S. Treasury that are traded independently under the separate trading of registered interest and principal of securities program (‘‘STRIPS’’). The Fund may also invest in zero coupon U.S. Treasury

Securities and in zero coupon securities issued by financial institutions which represent a proportionate interest in underlying U.S. Treasury Securities. A zero coupon security pays no interest to its holder during its life and its value consists of the difference between its face value at maturity and its cost. The market prices of zero coupon securities generally are more volatile than the market prices of securities that pay interest periodically.

Total Return Swaps, Options on Swaps, Index Swaps, Currency Swaps and Interest Rate Swaps, Caps, Floors and Collars

The Fund may enter into total return, index and interest rate swaps and other interest rate swap arrangements such as rate caps, floors and collars in an attempt to match the returns one or more of the Index Components that comprise the Index. For the same purposes, the Fund may also enter into currency swaps. Currency swaps involve the exchange by the Fund with another party of their respective rights to make or receive payments in specified currencies. Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed rate payments for floating rate payments. Index swaps involve the exchange by the Fund with another party of the respective amounts payable with respect to a notional principal amount at interest rates equal to two specified indices. Total return swaps are contracts that obligate a party to pay or receive interest in exchange for the payment by the other party of the total return generated by a security, a basket of securities, an index or an index component. A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms. Total return swaps, index swaps and swaptions are a part of the Fund’s principal investment strategies. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payment of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling the interest rate floor. An interest rate collar is the combination of a cap and a floor that preserves a certain return within a predetermined range of interest rates. The use of currency swaps and interest rate swaps, caps, floors and collars are not principal investment strategies of the Fund.

A great deal of flexibility is possible in the way swap transactions are structured. However, generally the Fund will enter into interest rate, total return, credit, mortgage and index swaps on a net basis, which means that the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. Interest rate, total return and index swaps do not normally involve the delivery of securities, other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate, total return and index swaps is normally limited to the net amount of interest payments that the Fund is contractually obligated to make. If the other party to an interest rate, total return or index swap defaults, the Fund’s risk of loss consists of the net amount of interest payments that the Fund is contractually entitled to receive. In contrast, currency swaps usually involve the delivery of a gross payment stream in one designated currency in exchange for the gross payment stream in another designated currency. Therefore, the entire payment stream under a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. To the extent that the Fund’s exposure in a transaction involving a swap, a swaption or an interest rate floor, cap or collar is covered by the segregation of cash or liquid assets or otherwise, the Fund and the Investment Advisor believe that swaps do not constitute senior securities under the Act and, accordingly, will not treat them as being subject to the Fund’s borrowing restrictions.

The Fund will not enter into transactions involving swaps, caps, floors or collars unless the unsecured commercial paper, senior debt or claims paying ability of the other party thereto is considered to be investment grade by the Investment Advisor.

The use of swaps, swaptions and interest rate caps, floors and collars is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Advisor or Sub-Advisor is incorrect in its forecasts of market values, credit quality, interest rates and currency exchange rates, the investment performance of the Fund would be less favorable than it would have been if this investment technique were not used. The Investment Advisor and Sub-Advisor, under the supervision of the Board of Trustees, are responsible for determining and monitoring the liquidity of the Fund’s transactions in swaps, swaptions, caps, floors and collars.

By way of example involving the Fund employing 100% leverage through a total return index swap, if the Fund owned $1 million of the shares of an ETF replicating the performance of the Standard & Poor’s 500® Composite Stock Index (the ‘‘S&P 500 Index’’), the Fund would also enter into a $1 million notional amount total return swap with a financial institution counterparty based on the S&P 500 Index. Under this swap, the Fund would have the right to receive payments of any appreciation in the S&P 500 Index as if it had invested $1 million in the index on the first day of the swap. If the value of the S&P 500 Index declines during the swap term, the Fund is obligated to make payments to the swap counterparty on the decline in value of the notional amount. The swap counterparty would also receive fee payments equal to interest at a stated rate, the London Inter-Bank Offered Rate (‘‘LIBOR’’) plus 0.50% for example, on the notional amount. The swaps entered into by the Fund will have re-set provisions so that its value would be re-set to zero if the value of the swap increases or decreases by a fixed percentage of the notional amount. In essence, the Fund gains exposure to $2 million of the S&P 500 Index even though it has only $1 million invested in a S&P 500 Index ETF. In addition, the Fund may use inverse total return swaps under which the Fund would pay amounts representing appreciation of a referenced index, security or other asset and receive payments representing depreciation of same. Inverse swaps will allow the Fund to gain short exposures to asset classes. The Fund may also use total return swaps if it is unable to make investments in securities representing asset classes. Where there are liquidity, pricing or other trading issues attendant to the Fund’s use of ETFs, exchange trade notes (‘‘ETNs’’) or other exchange traded vehicles (‘‘ETVs’’), or their underlying components, the Fund may use total return swaps on the indexes upon which the ETFs, ETNs or ETVs are based to achieve exposures to asset classes that are similar to the exposures in the Index.

Equity Swaps

As a part of its principal investment strategy, the Fund may enter into equity swaps in an attempt to match the returns of the Index Components that comprise the Index. The counterparty to an equity swap contract will typically be a bank, investment banking firm or broker/dealer. Equity swap contracts may be structured in different ways. For example, a counterparty may agree to pay the Fund the amount, if any, by which the notional amount of the equity swap contract would have increased in value had it been invested in particular stocks (or an index of stocks), plus the dividends that would have been received on those stocks. In these cases, the Fund may agree to pay to the counterparty a floating rate of interest on the notional amount of the equity swap contract plus the amount, if any, by which that notional amount would have decreased in value had it been invested in such stocks. Therefore, the return to the Fund on the equity swap contract should be the gain or loss on the notional amount plus dividends on the stocks less the interest paid by the Fund on the notional amount. In other cases, the counterparty and the Fund may each agree to pay the other the difference between the relative investment performances that would have been achieved if the notional amount of the equity swap contract had been invested in different stocks (or indices of stocks).

The Fund will generally enter into equity swaps on a net basis, which means that the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. Payments may be made at the conclusion of an equity swap contract or periodically during its term. Equity swaps normally do not involve the delivery of securities or other underlying assets. Accordingly, the risk of loss with respect to equity swaps is normally limited to the net amount of payments that the Fund is contractually obligated to make. If the other party to an equity swap defaults, the Fund’s risk of loss consists of the net amount of payments that the Fund is contractually entitled to receive, if any. Inasmuch as these transactions are entered into for hedging purposes or are offset by segregated cash or liquid assets to cover the Fund’s exposure, the Fund and its Investment Advisor believes that transactions do not constitute senior securities under the Act and, accordingly, will not treat them as being subject to the Fund’s borrowing restrictions.

The Fund will not enter into swap transactions unless the unsecured commercial paper, senior debt or claims paying ability of the other party thereto is considered to be investment grade by the Investment Advisor. The Fund’s ability to enter into certain swap transactions may be limited by tax considerations.

Short Sales

The Fund may engage in short sales as a part of its principal investment strategy, including short sales against the box. In a short sale, the seller sells a borrowed financial instrument and has a corresponding obligation to the lender to return the identical instrument. The seller does not immediately deliver the financial instruments sold and is said to have a short position in those instruments until delivery occurs. While a short sale is made by selling an instruments the seller does not own, a short sale is ‘‘against the box’’ to the extent that the seller contemporaneously owns or has the right to obtain, at no added cost, instruments identical to those sold short. It may be entered into by the Fund, for example, to lock in a sales price for an instrument the Fund does not wish to sell immediately. If the Fund sells financial instruments securities short against the box, it may protect itself from loss if the price of the instruments declines in the future, but will lose the opportunity to profit on such instruments if the price rises.

If the Fund effects a short sale of financial instruments at a time when it has an unrealized gain on the instruments, it may be required to recognize that gain as if it had actually sold the instruments (as a ‘‘constructive sale’’) on the date it effects the short sale. However, such constructive sale treatment may not apply if the Fund closes out the short sale with instruments other than the appreciated instruments held at the time of the short sale and if certain other conditions are satisfied. Uncertainty regarding the tax consequences of effecting short sales may limit the extent to which the Fund may effect short sales.

Futures Contracts and Options on Futures Contracts

As a part of its principal investment strategy, the Fund may purchase and sell futures contracts and may also purchase and write call and put options on futures contracts. The Fund may purchase and sell futures contracts based on various securities, securities indices, foreign currencies and other financial instruments and indices. The Fund may engage in futures and related option transactions in an attempt to match the returns of the Index Components and the total return of the Index. The Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. The Trust, on behalf of the Fund, has claimed an exclusion from the definition of the term ‘‘commodity pool operator’’ under the Commodity Exchange Act and, therefore, is not subject to registration or regulation as a pool operator under that Act with respect to the Fund.

Futures contracts entered into by the Fund have historically been traded on U.S. exchanges or boards of trade that are licensed and regulated by the Commodity Futures Trading Commission (the ‘‘CFTC’’) or with respect to certain funds, on foreign exchanges. More recently, certain futures may also be traded either over-the-counter or on trading facilities such as derivatives transaction execution facilities, exempt boards of trade or electronic trading facilities that are licensed and/or regulated to varying degrees by the CFTC. Also, certain single stock futures and narrow based security index futures may be traded either over-the-counter or on trading facilities such as contract markets, derivatives transaction execution facilities and electronic trading facilities that are licensed and/or regulated to varying degrees by both the CFTC and the SEC, or on foreign exchanges.

Neither the CFTC, National Futures Association, SEC nor any domestic exchange regulates activities of any foreign exchange or boards of trade, including the execution, delivery and clearing of transactions, or has the power to compel enforcement of the rules of a foreign exchange or board of trade or any applicable foreign law. This is true even if the exchange is formally linked to a domestic market so that a position taken on the market may be liquidated by a transaction on another market. Moreover, such laws or regulations will vary depending on the foreign country in which the foreign futures or foreign options transaction occurs. For these reasons, the Fund’s investments in foreign futures or foreign options transactions may not be provided the same protections in respect of transactions on United States exchanges. In particular, persons who trade foreign futures or foreign options contracts may not be afforded certain of the protective measures provided by the Commodity Exchange Act, the CFTC’s regulations and the rules of the National Futures Association and any domestic exchange, including the right to use reparations proceedings before the CFTC and arbitration proceedings provided by the National Futures Association or any domestic futures exchange. Similarly, those persons may not have the protection of the United States securities laws.

Futures Contracts.    A futures contract may generally be described as an agreement between two parties to buy and sell particular financial instruments for an agreed price during a designated month (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract).

Positions taken in the futures market are not normally held to maturity, but are instead liquidated through offsetting transactions which may result in a profit or a loss. While the Fund will usually liquidate futures contracts on securities or currency in this manner, the Fund may instead make or take delivery of the underlying securities or currency whenever it appears economically advantageous for the Fund to do so. A clearing corporation associated with the exchange on which futures are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

Hedging Strategies.    Hedging, by use of futures contracts, seeks to establish with more certainty than would otherwise be possible the effective price, rate of return or currency exchange rate on portfolio securities or securities that the Fund owns or proposes to acquire. The Fund may, for example, take a ‘‘short’’ position in the futures market by selling futures contracts to seek to hedge against an anticipated rise in interest rates or a decline in market prices or foreign currency rates that would adversely affect the dollar value of the Fund’s portfolio securities. Similarly, the Fund may sell futures contracts on a currency in which its portfolio securities are quoted or denominated, or sell futures contracts on one currency to seek to hedge against fluctuations in the value of securities quoted or denominated in a different currency if there is an established historical pattern of correlation between the two currencies. When hedging of this character is successful, any depreciation in the value of portfolio securities will be substantially offset by appreciation in the value of the futures position. On the other hand, any unanticipated appreciation in the value of the Fund’s portfolio securities would be substantially offset by a decline in the value of the futures position.

Options on Futures Contracts.    The acquisition of put and call options on futures contracts will give the Fund the right (but not the obligation), for a specified price, to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, the Fund obtains the benefit of the futures position if prices move in a favorable direction but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value of the Fund’s assets. By writing a call option, the Fund becomes obligated, in exchange for the premium, to sell a futures contract if the option is exercised, which may have a value higher than the exercise price. The writing of a put option on a futures contract generates a premium, which may partially offset an increase in the price of securities that the Fund intends to purchase. However, the Fund becomes obligated (upon the exercise of the option) to purchase a futures contract if the option is exercised, which may have a value lower than the exercise price. Thus, the loss incurred by the Fund in writing options on futures is potentially unlimited and may exceed the amount of the premium received. The Fund will incur transaction costs in connection with the writing of options on futures.

The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option on the same financial instrument. There is no guarantee that such closing transactions can be effected. The Fund’s ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

Other Considerations.    The Fund will engage in transactions in futures contracts and related options transactions only to the extent such transactions are consistent with the requirements of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’) for maintaining its qualification as a regulated investment company for federal income tax purposes. Transactions in futures contracts and options on futures involve brokerage costs, require margin deposits and, in certain cases, require the Fund to segregate cash or liquid assets. The Fund may cover its transactions in futures contracts and related options through the segregation of cash or liquid assets or by other means, in any manner permitted by applicable law.

While transactions in futures contracts and options on futures may reduce certain risks, such transactions themselves entail certain other risks. Thus, unanticipated changes in interest rates, securities prices or currency exchange rates may result in a poorer overall performance for the Fund than if it had not entered into any futures contracts or options transactions. When futures contracts and options are used for hedging purposes, perfect correlation between the Fund’s futures positions and portfolio positions will be impossible to achieve. In the event of an imperfect correlation between a futures position and a portfolio position which is intended to be protected, the desired protection may not be obtained and the Fund may be exposed to risk of loss.

Perfect correlation between the Fund’s futures positions and portfolio positions will be difficult to achieve, particularly where futures contracts based on individual equity or corporate fixed-income securities are currently not available. In addition, it is not possible for the Fund to hedge fully or perfectly against currency fluctuations affecting the value of securities quoted or denominated in foreign currencies because the value of such securities is likely to fluctuate as a result of independent factors unrelated to currency fluctuations. The profitability of the Fund’s trading in futures depends upon the ability of the Investment Advisor to analyze correctly the futures markets.

Foreign Securities

The Fund may make foreign investments. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (e.g., currency blockage). A decline in the exchange rate of the currency (i.e., weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security.

Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United States. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States and the legal remedies for investors may be more limited than the remedies available in the United States.

Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Under normal circumstances, the Fund will invest in foreign securities as may be necessary in order to achieve exposure to the Index Components. Investments in foreign securities may offer potential benefits not available from investments solely in U.S. dollar-denominated or quoted securities of domestic issuers. Such benefits may include the opportunity to invest in foreign issuers that appear to offer the opportunity for potential long-term growth of capital and income, the opportunity to invest in foreign countries with economic policies or business cycles different from those of the United States and the opportunity to take advantage of foreign stock markets that do not necessarily move in a manner parallel to U.S. markets.

Investing in foreign securities involves certain special risks, including those discussed in the Fund’s Prospectuses and those set forth below, which are not typically associated with investing in U.S. dollar-denominated or quoted securities of U.S. issuers. Investments in foreign securities usually involve currencies of foreign countries. Accordingly, the Fund may be affected favorably or unfavorably by changes in currency rates and in exchange control regulations and may incur costs in connection with conversions between various currencies. The Fund may be subject to currency exposure independent of their securities positions. To the extent that the Fund is fully invested in foreign securities while also maintaining currency positions, it may be exposed to greater combined risk.

Currency exchange rates may fluctuate significantly over short periods of time. They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or anticipated changes in interest rates and other complex factors, as seen from an international perspective. Currency exchange rates also can be affected unpredictably by intervention by U.S. or foreign governments or central banks or the failure to intervene or by currency controls or political developments in the United States or abroad.

Since foreign issuers generally are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies, there may be less publicly available information about a foreign company than about a U.S. company. Volume and liquidity in most foreign securities markets are less than in the United States and securities of many foreign companies are less liquid and more volatile than securities of comparable U.S. companies. The securities of foreign issuers may be listed on foreign securities exchanges or traded in foreign over-the-counter markets. Fixed commissions on foreign securities exchanges are generally higher than negotiated commissions on U.S. exchanges, although the Fund endeavors to achieve the most favorable net results on its portfolio transactions. There is generally less government supervision and regulation of foreign securities exchanges, brokers, dealers and listed and unlisted companies than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States.

As described more fully below, the Fund may invest in countries with emerging economies or securities markets. Political and economic structures in many of such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristic of more developed countries. Certain of such countries have in the past failed to recognize private property rights and have at times nationalized or expropriated the assets of private companies. As a result, the risks described above, including the risks of nationalization or expropriation of assets, may be heightened. See ‘‘Investing in Emerging Markets,’’ below.

Investing in Emerging Countries.    The Fund may invest in securities of issuers located in emerging countries. The risks of foreign investment are heightened when the issuer is located in an emerging country. Emerging countries are generally located in the Asia and Pacific regions, the Middle East, Eastern Europe, Central and South America and Africa.

The securities markets of emerging countries are less liquid, are especially subject to greater price volatility, have smaller market capitalizations, have less government regulation and are not subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries. Further, investment in certain emerging countries involves risk of loss resulting from problems in share registration and custody and substantial economic and political disruptions. These risks are not normally associated with investment in more developed countries.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees which may limit investment in such countries or increase the administrative costs of such investments.

Many emerging countries have experienced currency devaluations and substantial (and, in some cases, extremely high) rates of inflation. Other emerging countries have experienced economic recessions. These circumstances have had a negative effect on the economies and securities markets of such emerging countries.

Many emerging countries are subject to a substantial degree of economic, political and social instability. Investing in emerging countries involves greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested.

The Fund’s investment in emerging countries may also be subject to withholding or other taxes, which may be significant and may reduce the return from an investment in such countries to the Fund.

The small size and inexperience of the securities markets in certain emerging countries and the limited volume of trading in securities in those countries may make the Fund’s investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the United States, Japan and most Western European countries). Because of the lack of sufficient market liquidity, the Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Investments in emerging countries may be more difficult to price precisely because of the characteristics discussed above and lower trading volumes.

The Fund’s use of foreign currency management techniques in emerging countries may be limited. The Investment Advisor anticipates that a significant portion of the Fund’s currency exposure in emerging countries may not be covered by these techniques.

The securities markets of emerging countries are less liquid and subject to greater price volatility, and have a smaller market capitalization, than the U.S. securities markets. In certain countries, there may be fewer publicly traded securities and the market may be dominated by a few issues or sectors. Issuers and securities markets in such countries are not subject to as extensive and frequent accounting, financial and other reporting requirements or as comprehensive government regulations as are issuers and securities markets in the U.S. Substantially less information may be publicly available about emerging country issuers than is available about issuers in the United States.

Emerging country securities markets are typically marked by a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of ownership of such securities by a limited number of investors. The markets for securities in certain emerging countries are in the earliest stages of their development. Even the markets for relatively widely traded securities in emerging countries may not be able to absorb, without price disruptions, a significant increase in trading volume or trades of a size customarily undertaken by institutional investors in the securities markets of developed countries. The limited size of many of these securities markets can cause prices to be erratic for reasons apart from factors that affect the soundness and competitiveness of the securities issuers. For example, prices may be unduly influenced by traders who control large positions in these markets. Additionally, market making and arbitrage activities are generally less extensive in such markets, which may contribute to increased volatility and reduced liquidity of such markets. The limited liquidity of emerging country securities may also affect the Fund’s ability to accurately value its portfolio securities or to acquire or dispose of securities at the price and time it wishes to do so or in order to meet redemption requests.

Transaction costs, including brokerage commissions or dealer mark-ups, in emerging countries may be higher than in the United States and other developed securities markets. In addition, existing laws and regulations are often inconsistently applied. As legal systems in emerging countries develop, foreign investors may be adversely affected by new or amended laws and regulations. In circumstances where adequate laws exist, it may not be possible to obtain swift and equitable enforcement of the law.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees. These restrictions may limit the Fund’s investment in certain emerging countries and may increase the expenses of the Fund.

Emerging countries may be subject to a substantially greater degree of economic, political and social instability and disruption than is the case in the United States, Japan and most Western European countries. This instability may result from, among other things, the following: (i) authoritarian governments or military involvement in political and economic decision making, including changes or attempted changes in governments through extra-constitutional means; (ii) popular unrest associated with demands for improved political, economic or social conditions; (iii) internal insurgencies; (iv) hostile relations with neighboring countries; (v) ethnic, religious and racial disaffection or conflict; and (vi) the absence of developed legal structures governing foreign private investments and private property. Such economic, political and social instability could disrupt the principal financial markets in which the Fund may invest and adversely affect the value of the Fund’s assets. The Fund’s investments can also be adversely affected by any increase in taxes or by political, economic or diplomatic developments.

The economies of emerging countries may differ unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payments. Many emerging countries have experienced in the past, and continue to experience, high rates of inflation. In certain countries inflation has at times accelerated rapidly to hyperinflationary levels, creating a negative interest rate environment and sharply eroding the value of outstanding financial assets in those countries. Other emerging countries, on the other hand, have recently experienced deflationary pressures and are in economic recessions. The economies of many emerging countries are heavily dependent upon international trade and are accordingly affected by protective trade barriers and the economic conditions of their trading partners. In addition, the economies of some emerging countries are vulnerable to weakness in world prices for their commodity exports.

The Fund’s income and, in some cases, capital gains from foreign stocks and securities will be subject to applicable taxation in certain of the countries in which it invests, and treaties between the U.S. and such countries may not be available in some cases to reduce the otherwise applicable tax rates. See ‘‘Taxation.’’

Forward Foreign Currency Exchange Contracts.    The Fund may enter into foreign currency transactions to seek a closer correlation between the Fund’s overall currency exposures and the currency exposures of the Index as a part of its principal investment strategy. The Fund may, for example, enter into forward foreign currency exchange contracts for hedging purposes, to seek to protect against anticipated changes in future foreign currency exchange rates. A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are traded in the interbank market between currency traders (usually large commercial banks) and their customers. A forward contract generally has no deposit requirement, and no commissions are generally charged at any stage for trades.

At the maturity of a forward contract the Fund may either accept or make delivery of the currency specified in the contract or, at or prior to maturity, enter into a closing transaction involving the purchase or sale of an offsetting contract. Closing transactions with respect to forward contracts are often, but not always, effected with the currency trader who is a party to the original forward contract.

The Fund may also enter into forward contracts to seek to increase total return. Unless otherwise covered in accordance with applicable regulations, cash or liquid assets of the Fund will be segregated in an amount equal to the value of the Fund’s total assets committed to the consummation of forward foreign currency exchange contracts. If the value of the segregated assets declines, additional cash or liquid assets will be segregated so that the value of the assets will equal the amount of the Fund’s commitments with respect to such contracts.

While the Fund may enter into forward contracts to reduce currency exchange rate risks, transactions in such contracts involve certain other risks. Thus, while the Fund may benefit from such transactions, unanticipated changes in currency prices may result in a poorer overall performance for the Fund than if it had not engaged in any such transactions. Moreover, there may be imperfect correlation between the Fund’s portfolio holdings of securities quoted or denominated in a particular currency and forward contracts entered into by the Fund. Such imperfect correlation may cause the Fund to sustain losses which will prevent the Fund from achieving a complete hedge or expose the Fund to risk of foreign exchange loss.

Markets for trading foreign forward currency contracts offer less protection against defaults than is available when trading in currency instruments on an exchange. Forward contracts are subject to the risk that the counterparty to such contract will default on its obligations. Since a forward foreign currency exchange contract is not guaranteed by an exchange or clearinghouse, a default on the contract would deprive the Fund of unrealized profits, transaction costs or the benefits of a currency hedge or force the Fund to cover its purchase or sale commitments, if any, at the current market price. In addition, the institutions that deal in forward currency contracts are not required to continue to make markets in the currencies they trade and these markets can experience periods of illiquidity. The Fund will not enter into forward foreign currency exchange contracts, currency swaps or other privately negotiated currency instruments unless the credit quality of the unsecured senior debt or the claims-paying ability of the counterparty is considered to be investment grade by the Investment Advisor. To the extent that a substantial portion of the Fund’s total assets, adjusted to reflect the Fund’s net position after giving effect to currency transactions, is denominated or quoted in the currencies of foreign countries, the Fund will be more susceptible to the risk of adverse economic and political developments within those countries.

Commodity-Linked Securities

In an attempt to match the returns of the Index, the Fund may seek to provide exposure to the investment returns of real assets that trade in the commodity markets through investments in commodity-based ETNs and ETVs and other commodity-linked derivative securities, which are designed to provide this exposure without direct investment in physical commodities or commodities futures contracts. Real assets are assets such as oil, gas, industrial and precious metals, livestock, and agricultural or meat products, or other items that have tangible properties, as compared to stocks or bonds, which are financial instruments. In choosing investments, the Investment Advisor seeks to provide exposure to various commodities and commodity sectors. The value of commodity-linked derivative securities may be affected by a variety of factors, including, but not limited to, overall market movements and other factors affecting the value of particular industries or commodities, such as weather, disease, embargoes, acts of war or terrorism, or political and regulatory developments.

The prices of commodity-linked derivative securities may move in different directions than investments in traditional equity and debt securities when the value of those traditional securities is declining due to adverse economic conditions. As an example, during periods of rising inflation, debt securities have historically tended to decline in value due to the general increase in prevailing interest rates. Conversely, during those same periods of rising inflation, the prices of certain commodities, such as oil and metals, have historically tended to increase. Of course, there cannot be any guarantee that these investments will perform in that manner in the future, and at certain times the price movements of commodity-linked instruments have been parallel to those of debt and equity securities. Commodities have historically tended to increase and decrease in value during different parts of the business cycle than financial assets. Nevertheless, at various times, commodities prices may move in tandem with the prices of financial assets and thus may not provide overall portfolio diversification benefits. Under favorable economic conditions, the Fund’s investments may be expected to underperform an investment in traditional securities. Over the long term, the returns on the Fund’s investments are expected to exhibit low or negative correlation with stocks and bonds.

Corporate Debt Obligations

The Fund may, under normal market conditions, invest in corporate debt obligations, including obligations of industrial, utility and financial issuers. Corporate debt obligations include bonds, notes, debentures and other obligations of corporations to pay interest and repay principal. Corporate debt obligations are subject to the risk of an issuer’s inability to meet principal and interest payments on the obligations and may also be subject to price volatility due to such factors as market interest rates, market perception of the creditworthiness of the issuer and general market liquidity.

An economic downturn could severely affect the ability of highly leveraged issuers of junk bond securities to service their debt obligations or to repay their obligations upon maturity. The Fund will not invest in junk bond securities. To the extent any debt obligation held in the Fund’s portfolio is downgraded by a rating organization to below an investment grade rating, factors having an adverse impact on the market value of junk bonds will have an adverse effect on the Fund’s net asset value and the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings.

The secondary market for junk bonds, which is concentrated in relatively few market makers, may not be as liquid as the secondary market for more highly rated securities. This reduced liquidity may have an adverse effect on the ability of the Fund to dispose of a particular security when necessary to meet its redemption requests or other liquidity needs. Under adverse market or economic conditions, the secondary market for junk bonds could contract further, independent of any specific adverse changes in the condition of a particular issuer. As a result, the Investment Advisor could find it difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded. Prices realized upon the sale of such lower rated or unrated securities, under such circumstances, may be less than the prices used in calculating the Fund’s net asset value.

Since investors generally perceive that there are greater risks associated with the medium to lower rated securities of the type in which the Fund may invest, the yields and prices of such securities may tend to fluctuate more than those for higher rated securities. In the lower quality segments of the fixed-income securities market, changes in perceptions of issuers’ creditworthiness tend to occur more frequently and in a more pronounced manner than do changes in higher quality segments of the fixed-income securities market, resulting in greater yield and price volatility.

Another factor which causes fluctuations in the prices of fixed-income securities is the supply and demand for similarly rated securities. In addition, the prices of fixed-income securities fluctuate in response to the general level of interest rates. Fluctuations in the prices of portfolio securities subsequent to their acquisition will not affect cash income from such securities but will be reflected in the Fund’s net asset value.

Medium to lower rated and comparable non-rated securities tend to offer higher yields than higher rated securities with the same maturities because the historical financial condition of the issuers of such securities may not have been as strong as that of other issuers. Since medium to lower rated securities generally involve greater risks of loss of income and principal than higher rated securities, investors should consider carefully the relative risks associated with investment in securities which carry medium to lower ratings and in comparable unrated securities. In addition to the risk of default, there are the related costs of recovery on defaulted issues. The Investment Advisor will attempt to reduce these risks through portfolio diversification and by analysis of each issuer and its ability to make timely payments of income and principal, as well as broad economic trends and corporate developments.

The Investment Advisor may employ its own credit research and analysis, which may include a study of existing debt, capital structure, ability to service debt and to pay dividends, the issuer’s sensitivity to economic conditions, its operating history and the current trend of earnings. The Investment Advisor continually monitors the investments in the Fund’s portfolio and from time to time may evaluate whether to dispose of or to retain corporate debt obligations whose credit ratings or credit quality may have changed.

Commercial Paper and Other Short-Term Corporate Obligations

As a non-principal investment strategy, the Fund may invest in commercial paper and other short-term obligations issued or guaranteed by U.S. corporations, non-U.S. corporations or other entities. Commercial paper represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations and finance companies.

Variable and Floating Rate Securities

The interest rates payable on certain fixed-income securities in which the Fund may invest are not fixed and may fluctuate based upon changes in market rates. A variable rate obligation has an interest rate which is adjusted at pre-designated periods in response to changes in the market rate of interest on which the interest rate is based. Variable and floating rate obligations are less effective than fixed rate instruments at locking in a particular yield. Nevertheless, such obligations may fluctuate in value in response to interest rate changes if there is a delay between changes in market interest rates and the interest reset date for the obligation, or for other reasons.

Lending of Portfolio Securities

The Fund may lend portfolio securities. Under present regulatory policies, such loans may be made to institutions, such as brokers or dealers, and are required to be secured continuously by collateral in cash, cash equivalents, letters of credit or U.S. Government Securities maintained on a current basis at an amount, marked to market daily, at least equal to the market value of the securities loaned. Cash received as collateral for securities lending transactions may be invested in short-term investments. Investing the collateral subjects it to market depreciation or appreciation, and the Fund is responsible for any loss that may result from its investment of the borrowed collateral. The Fund will have the right to terminate a loan at any time and recall the loaned securities within the normal and customary settlement time for securities transactions. For the duration of the loan, the Fund will continue to receive the equivalent of the interest or dividends paid by the issuer on the securities loaned and will also receive compensation from investment of the collateral. The Fund will not have the right to vote any securities having voting rights during the existence of the loan, but the Fund may call the loan in anticipation of an important vote to be taken by the holders of the securities or the giving or withholding of their consent on a material matter affecting the investment. As with other extensions of credit there are risks of delay in recovering, or even loss of rights in, the collateral and loaned securities should the borrower of the securities fail financially. However, the loans will be made only to firms deemed to be of good standing, and when the consideration which can be earned currently from securities loans of this type is deemed to justify the attendant risk. In determining whether to lend securities to a particular borrower, and during the period of the loan, the creditworthiness of the borrower will be considered and monitored. It is intended that the value of securities loaned by the Fund will not exceed one-third of the value of the Fund’s total assets (including the loan collateral). Loan collateral (including any investment of the collateral) is not subject to the percentage limitations stated elsewhere in this Additional Statement or the Prospectuses regarding investing in fixed-income securities and cash equivalents.

Structured Notes

The Fund may invest in structured notes as a non-principal investment strategy. In one type of structured note in which the Fund may invest, the issuer of the note will be a highly creditworthy party. The term of the note will be for a year and a day. The note will be issued at par value. The amount payable at maturity, early redemption or ‘‘knockout’’ (as defined below) of the note will depend directly on the performance of the Index. As described more precisely below, the amount payable at maturity will be computed using a formula under which the issue price paid for the note is adjusted to reflect the percentage appreciation or depreciation of the index over the term of the note in excess of a specified interest factor, and an agreed-upon multiple (the ‘‘leverage factor’’). The note will also bear interest at a floating rate that is pegged to LIBOR. The interest rate will be based generally on the issuer’s funding spread and prevailing interest rates. The interest may be payable monthly, quarterly, or at maturity. The issuer of the note will be entitled to an annual fee for issuing the note, which will be payable at maturity, and which may be netted against payments otherwise due under the note. The amount payable at maturity, early redemption or knockout of each note will be calculated by starting with an amount equal to the face amount of the note plus any remaining unpaid interest on the note and minus any accumulated fee amount, and then adding (or subtracting, in the case of a negative number) the amount equal to the product of (i) the percentage increase (or decrease) of the Index over the applicable period, less a specified interest percentage, multiplied by (ii) the face amount of the note, and by (iii) the leverage factor. The holder of the note will have a right to put the note to the issuer for redemption at any time before maturity. The note will become automatically payable (i.e., will ‘‘knockout’’) if the relevant index declines by 15%. In the event that the index has declined to the knockout level (or below) during any day, the redemption price of the note will be based on the closing index value of the next day. The issuer of the note will receive payment in full of the purchase price of the note substantially contemporaneously with the delivery of the note. The Fund while holding the note will not be required to make any payment to the issuer of the note in addition to the purchase price paid for the note, whether as margin, settlement payment, or otherwise, during the life of the note or at maturity. The issuer of the note will not be subject by the terms of the instrument to mark-to-market margining requirements of the Commodity Exchange Act, as amended (the ‘‘CEA’’). The note will not be marketed as a contract of sale of a commodity for future delivery (or option on such a contract) subject to the CEA.

With respect to a second type of structured note in which the Fund may invest, the issuer of the note will be a highly creditworthy party. The term of the note will be for six months. The note will be issued at par value. The amount payable at maturity or early redemption of the note will depend directly on the performance of a specified basket of 6-month futures contracts with respect to all of the commodities in the Index, with weightings of the different commodities similar to the weightings in the Index. As described more precisely below, the amount payable at maturity will be computed using a formula under which the issue price paid for the note is adjusted to reflect the percentage appreciation or depreciation of the value of the specified basket of commodities futures over the term of the note in excess of a specified interest factor, and the leverage factor of three, but in no event will the amount payable at maturity be less than 51% of the issue price of the note. The note will also bear interest at a floating rate that is pegged to LIBOR. The interest rate will be based generally on the issuer’s funding spread and prevailing interest rates. The interest may be payable at monthly, quarterly, or at maturity. The issuer of the note will be entitled to a fee for issuing the note, which will be payable at maturity, and which may be netted against payments otherwise due under the note. The amount payable at maturity or early redemption of each note will be the greater of (i) 51% of the issue price of the note and (ii) the amount calculated by starting with an amount equal to the face amount of the note plus any remaining unpaid interest on the note and minus any accumulated fee amount, and then adding (or subtracting, in the case of a negative number) the amount equal to the product of (A) the percentage increase (or decrease) of the specified basket of commodities futures over the applicable period, less a specified interest percentage, multiplied by (B) the face amount of the note, and by (C) the leverage factor. The holder of the note will have a right to put the note to the issuer for redemption at any time before maturity. The issuer of the note will receive payment in full of the purchase price of the note substantially contemporaneously with the delivery of the note. The Fund while holding the note will not be required to make any payment to the issuer of the note in addition to the purchase price paid for the note, whether as margin, settlement payment, or otherwise, during the life of the note or at maturity. The issuer of the note will not be subject by the terms of the instrument to mark-to-market margining requirements of the CEA. The note will not be marketed as a contract of sale of a commodity for future delivery (or option on such a contract) subject to the CEA.

Bank Obligations

As a non-principal investment strategy, the Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers’ acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulation.

Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

Zero Coupon Bonds

The Fund’s investments in fixed-income securities may include, as a non-principal investment strategy, zero coupon bonds. Zero coupon bonds are debt obligations issued or purchased at a discount from face value. The discount approximates the total amount of interest the bonds would have accrued and compounded over the period until maturity. Zero coupon bonds do not require the periodic payment of interest. Such investments benefit the issuer by mitigating its need for cash to meet debt service but also require a higher rate of return to attract investors who are willing to defer receipt of such cash. Such investments may experience greater volatility in market value than debt obligations which provide for regular payments of interest. In addition, if an issuer of zero coupon bonds held by the Fund defaults, the Fund may obtain no return at all on its investment. The Fund will accrue income on such investments for each taxable year which (net of deductible expenses, if any) is distributable to shareholders and which, because no cash is generally received at the time of accrual, may require the liquidation of other portfolio securities to obtain sufficient cash to satisfy the Fund’s distribution obligations.

When-Issued Securities and Forward Commitments

As a non-principal investment strategy, the Fund may purchase securities on a when-issued basis or purchase or sell securities on a forward commitment basis beyond the customary settlement time. These transactions involve a commitment by the Fund to purchase or sell securities at a future date. The price of the underlying securities (usually expressed in terms of yield) and the date when the securities will be delivered and paid for (the settlement date) are fixed at the time the transaction is negotiated. When-issued purchases and forward commitment transactions are negotiated directly with the other party, and such commitments are not traded on exchanges. The Fund will generally purchase securities on a when-issued basis or purchase or sell securities on a forward commitment basis only with the intention of completing the transaction and actually purchasing or selling the securities. If deemed advisable as a matter of investment strategy, however, the Fund may dispose of or negotiate a commitment after entering into it. The Fund may also sell securities it has committed to purchase before those securities are delivered to the Fund on the settlement date. The Fund may realize a capital gain or loss in connection with these transactions. For purposes of determining the Fund’s duration, the maturity of when-issued or forward commitment securities will be calculated from the commitment date. The Fund is generally required to segregate, until three days prior to the settlement date, cash and liquid assets in an amount sufficient to meet the purchase price unless the Fund’s obligations are otherwise covered. Alternatively, the Fund may enter into offsetting contracts for the forward sale of other securities that it owns. Securities purchased or sold on a when-issued or forward commitment basis involve a risk of loss if the value of the security to be purchased declines prior to the settlement date or if the value of the security to be sold increases prior to the settlement date.

Custodial Receipts and Trust Certificates

The Fund may invest, as a non-principal investment strategy, in custodial receipts and trust certificates, which may be underwritten by securities dealers or banks, representing interests in securities held by a custodian or trustee. The securities so held may include U.S. Government securities, municipal securities or other types of securities in which the Fund may invest. The custodial receipts or trust certificates are underwritten by securities dealers or banks and may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. Government or other issuer of the securities held by the custodian or trustee. As a holder of custodial receipts and trust certificates, the Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. The Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Although under the terms of a custodial receipt or trust certificate the Fund would be typically authorized to assert its rights directly against the issuer of the underlying obligation, the Fund could be required to assert through the custodian bank or trustee those rights as may exist against the underlying issuers. Thus, in the event an underlying issuer fails to pay principal and/or interest when due, the Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation of the issuer. In addition, in the event that the trust or custodial account in which the underlying securities have been deposited is determined to be an association taxable as a corporation, instead of a non-taxable entity, the yield on the underlying securities would be reduced in recognition of any taxes paid.

Certain custodial receipts and trust certificates may be synthetic or derivative instruments that have interest rates that reset inversely to changing short-term rates and/or have embedded interest rate floors and caps that require the issuer to pay an adjusted interest rate if market rates fall below or rise above a specified rate. Because some of these instruments represent relatively recent innovations, and the trading market for these instruments is less developed than the markets for traditional types of instruments, it is uncertain how these instruments will perform under different economic and interest-rate scenarios. Also, because these instruments may be leveraged, their market values may be more volatile than other types of fixed income instruments and may present greater potential for capital gain or loss. The possibility of default by an issuer or the issuer’s credit provider may be greater for these derivative instruments than for other types of instruments. In some cases, it may be difficult to determine the fair value of a derivative instrument because of a lack of reliable objective information and an established secondary market for some instruments may not exist. In many cases, the Internal Revenue Service (‘‘IRS’’) has not ruled on the tax treatment of the interest or payments received on the derivative instruments and, accordingly, purchases of such instruments are based on the opinion of counsel to the sponsors of the instruments.

Non-Diversified Status

Since the Fund is ‘‘non-diversified’’ under the Act, it is subject only to certain federal tax diversification requirements. Under federal tax laws, the Fund may, with respect to 50% of its total assets, invest up to 25% of its total assets in the securities of any issuer. With respect to the remaining 50% of the Fund’s total assets, (i) the Fund may not invest more than 5% of its total assets in the securities of any one issuer, and (ii) the Fund may not acquire more than 10% of the outstanding voting securities of any one issuer. These tests apply at the end of each quarter of the taxable year and are subject to certain conditions and limitations under the Code. These tests do not apply to United States Government Securities and regulated investment companies.

Portfolio Turnover

The Fund’s portfolio turnover may vary greatly from year to year as well as within a particular year, and may be affected by changes in the holdings of specific issuers, changes in Index Component weightings, cash requirements for redemption of shares and by requirements which enable the Fund to receive favorable tax treatment. The Fund is not restricted by policy with regard to portfolio turnover.

INVESTMENT RESTRICTIONS

The investment restrictions set forth below have been adopted by the Trust as fundamental policies that cannot be changed with respect to a Fund without the affirmative vote of the holders of a majority (as defined in the Act) of the outstanding voting securities of the Fund. The investment objective of the Fund and all other investment policies or practices of the Fund are considered by the Trust not to be fundamental and accordingly may be changed without shareholder approval. For purposes of the Act, a ‘‘majority of the outstanding voting securities’’ means the lesser of the vote of (i) 67% or more of the shares of the Trust or the Fund present at a meeting, if the holders of more than 50% of the outstanding shares of the Trust or the Fund are present or represented by proxy, or (ii) more than 50% of the shares of the Trust or the Fund.

For purposes of the following limitations, any limitation which involves a maximum percentage shall not be considered violated unless an excess over the percentage occurs immediately after, and is caused by, an acquisition or encumbrance of securities or assets of, or borrowings by, the Fund. With respect to the Fund’s fundamental investment restriction B, asset coverage of at least 300% (as defined in the Act), inclusive of any amounts borrowed, must be maintained at all times.

As a matter of fundamental policy, the Fund may not:

A.	Invest 25% of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries (excluding the U.S. Government or any of its agencies or instrumentalities). Nonetheless, to the extent the Index is concentrated in a particular industry or group of industries, the Fund’s investments may exceed this 25% limitation to the extent that it is necessary to gain exposure to Index Components to track the Index.

B.	Borrow money, except (a) the Fund may borrow from banks (as defined in the Act) or through reverse repurchase agreements in amounts up to 33-1/3% of its total assets (including the amount borrowed), (b) the Fund may, to the extent permitted by applicable law, borrow up to an additional 5% of its total assets for temporary purposes, (c) the Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of portfolio securities, (d) the Fund may purchase securities on margin to the extent permitted by applicable law, and (e) the Fund may engage in portfolio transactions, such as mortgage dollar rolls which are accounted for as financings.

C.	Make loans, except through (a) the purchase of debt obligations in accordance with the Fund’s investment objective and policies, (b) repurchase agreements with banks, brokers, dealers and other financial institutions, and (c) loans of securities as permitted by applicable law.

D.	Underwrite securities issued by others, except to the extent that the sale of portfolio securities by the Fund may be deemed to be an underwriting.

E.	Purchase, hold or deal in real estate, although the Fund may purchase and sell securities or other investments that are secured by real estate or interests therein or that reflect the return of an index of real estate values, securities of real estate investment trusts and mortgage-related securities and may hold and sell real estate acquired by the Fund as a result of the ownership of securities.

F.	Invest in commodities or commodity contracts, except that the Fund may invest in currency and financial instruments and contracts, including structured notes, futures contracts and options on such contracts, that are commodities or commodity contracts or that represent indices of commodities prices or that reflect the return of such indices.

G.	Issue senior securities to the extent such issuance would violate applicable law.

The Fund may, notwithstanding any other fundamental investment restriction or policy, invest some or all of its assets in a single ETF, open-end investment company or series thereof with substantially the same fundamental investment objective, restrictions and policies as the Fund.

In addition to the fundamental policies mentioned above, the Trustees have adopted the following non-fundamental policies which can be changed or amended by action of the Trustees without approval of shareholders. Again, for purposes of the following limitations, any limitation which involves a maximum percentage shall not be considered violated unless an excess over the percentage occurs immediately after, and is caused by, an acquisition of securities by the Fund.

The Fund may not:

1.	Invest in companies for the purpose of exercising control or management.

2.	Invest more than 15% of the Fund’s net assets in illiquid investments including illiquid repurchase agreements with a notice or demand period of more than seven days, securities which are not readily marketable and restricted securities not eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (the ‘‘1933 Act’’).

3.	Purchase additional securities if the Fund’s borrowings exceed 5% of its net assets.

For purposes of restriction (2) above, Rule 144A securities will be considered illiquid unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ‘‘4(2) commercial paper’’ or is otherwise eligible for resale pursuant to Rule 144A under the 1933 Act. If securities purchased by the Fund that are liquid at the time of purchase may subsequently become illiquid, the value of those securities may drop and the Fund’s aggregate investments in illiquid securities may exceed the 15% cap. The Fund will not purchase additional illiquid securities if the percentage of illiquid securities that it holds exceed 15% of its net assets.

TRUSTEES AND OFFICERS

The business of the Trust is managed under the direction of the Trust’s Board of Trustees. Subject to the provisions of the Trust’s Declaration of Trust, its By-Laws and Delaware law, the Trustees have all powers necessary and convenient to carry out this responsibility, including the election and removal of the Trust’s officers.

The charts below identify the Trustee, the nominee Trustees and executive officers of the Trust. Unless otherwise indicated, the address of all persons below is 800 Westchester Avenue, Suite N611, Rye Brook, New York 10573.

Name and Year of Birth	Position(s) Held with Trust	Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Independent Trustees:
Reena Aggarwal, 1958	Trustee	Since 5/2008	Deputy Dean, McDonough School of Business, Georgetown University (2005 to present); Visiting Professor of Finance, Sloan School of Management, MIT (2004-2005); Interim Dean and Professor of Finance, McDonough School of Business, Georgetown University (2000-2004); Professor of Finance, McDonough School of Business, Georgetown University (2003-2004)	1	FBR Funds

Name and Year of Birth	Position(s) Held with Trust	Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Gene Chao, 1970	Trustee	Since 5/2008	Vice President-Strategic Services, Dimension Data, Americas (2007 to present); Senior Vice President-Strategic Outsourcing, France Telecom Americas (2004-2007); Managing Director-Business Consulting, Xansa, North America (2003-2004)	1
Interested Trustees(2):
Gregory D. Bassuk, 1972	Chairman, Trustee and Secretary	Since 3/2008 Since 2/2008	Chief Operating Officer, the Investment Advisor (2007 to present); Chief Operating Officer, IndexIQ (2006 to present); Director, Time Inc. (2004 to 2006); Managing Director, McGovern Capital (2003 to 2004)	1	None
Other Officers:
Adam S. Patti, 1970	President and Principal Executive	Since 2/2008	Chief Executive Officer, the Investment Advisor (2007 to present); Chief Executive Officer, Index IQ (2006 to present); Associate Publisher, Time Inc. (2006); Executive Director, Time Inc. (2005); Director, Time Inc. (2003 to 2004)	None	None
William V. Simon, 1971	Treasurer and Principal Financial Officer	Since 4/2008	Senior Vice President, the Investment Advisor (2008 to Present); Vice President and Chief Operating Officer, Jackson National Asset Management LLC (2007 to 2008); Vice President and Assistant Treasurer, JNL Series Trust, JNL Investors Series Trust, JNL Variable Fund LLC (2006 to 2008); Assistant Vice President , Jackson National Life Insurance Co. (‘‘JNLICo.’’) (2004 to 2008); and Director, JNLICo. (2000 to 2004).	None	None
(1)	Trustees and Officers serve until their successors are duly elected and qualified.
(2)	Mr. Bassuk is an ‘‘interested person’’ of the Trust (as that term is defined in the 1940 Act) because of his affiliations with the Investment Advisor.

Standing Board Committees

The Board of Trustees has established three standing committees in connection with its governance of the Fund – Audit, Governance and Nominating, and Valuation.

The Audit Committee oversees the audit process and provides assistance to the full Board of Trustees with respect to fund accounting, tax compliance and financial statement matters. In performing its responsibilities, the Audit Committee selects and recommends annually to the entire Board of Trustees an independent registered public accounting firm to audit the books and records of the Trust for the ensuing year, and reviews with the firm the scope and results of each audit. All of the Independent Trustees serve on the Audit Committee. The Audit Committee is expected to hold two meetings and the full Board is expected to hold four meetings in the fiscal year ending April 30, 2008.

The Governance and Nominating Committee has been established to: (i) assist the Board of Trustees in matters involving mutual fund governance and industry practices; (ii) select and nominate candidates for appointment or election to serve as Trustees who are not ‘‘interested persons’’ of the Trust or its Investment Advisor or distributor (as defined by the Act); and (iii) advise the Board of Trustees on ways to improve its effectiveness. All of the Independent Trustees serve on the Governance and Nominating Committee. The Governance and Nominating Committee is expected to hold one meeting during the fiscal year ending December 31, 2008. As stated above, each Trustee holds office for an indefinite term until the occurrence of certain events. In filling Board vacancies, the Governance and Nominating Committee will consider nominees recommended by shareholders. Nominee recommendations should be submitted to the Trust at its mailing address stated in the Fund’s Prospectus and should be directed to the attention of the IndexIQ Trust Governance and Nominating Committee.

The Valuation Committee is authorized to act for the Board of Trustees in connection with the valuation of portfolio securities held by the Fund in accordance with the Trust’s Valuation Procedures. Messrs.                 ,                              and                              serve on the Valuation Committee.

Trustee Ownership of Fund Shares

Listed below for each Trustee is a dollar range of securities beneficially owned in the Trust together with the aggregate dollar range of equity securities in all registered investment companies overseen by each Trustee that are in the same family of investment companies as the Trust, as of                     , 2008.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities In All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Reena Aggarwal
Gene Chao
Gregory Bassuk

Ownership Of Fund Affiliated Entities

Set forth in the table below is information regarding each Independent Trustee’s (and his or her immediate family members’) share ownership in securities of the Investment Advisor, the Sub-Advisor, the Distributor, and any entity controlling, controlled by or under common control with the Investment Advisor, the Sub-Advisor or Distributor (not including registered investment companies), as of                     , 2008.

Name of Trustee	Name of Owners and Relationships to Trustee	Company	Title of Class	Value of Securities	Percent of Class
Reena Aggarwal
Gene Chao

Except as disclosed above, no independent Trustee or immediate family member has during the two most recently completed calendar years had: (i) any material interest, direct or indirect, in any transaction or series of similar transactions, in which the amount involved exceeds $120,000; (ii) any securities interest in the Distributor, the Sub-Advisor or the Investment Advisor or their affiliates (other than the Trust); or (iii) any direct or indirect relationship of any nature, in which the amount involved exceeds $120,000, with:

•	the Fund;

•	an officer of the Fund;

•	an investment company, or person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 1940 Act, having the same investment adviser or principal underwriter as the Fund or having an investment adviser or principal underwriter that directly or indirectly controls, is controlled by, or is under common control with the Investment Advisor, the Sub-Advisor or principal underwriter of the Fund;

•	an officer or an investment company, or a person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 1940 Act, having the same investment adviser or principal underwriter as the Fund or having an investment adviser or principal underwriter that directly or indirectly controls, is controlled by, or is under common control with the Investment Advisor, the Sub-Advisor or principal underwriter of the Fund;

•	the Investment Advisor, the Sub-Advisor or principal underwriter of the Fund;

•	an officer of the Investment Advisor, the Sub-Advisor or principal underwriter of the Fund;

•	a person directly or indirectly controlling, controlled by, or under common control with the Investment Advisor, the Sub-Advisor or principal underwriter of the Fund; or an officer of a person directly or indirectly controlling, controlled by, or under common control with the Investment Advisor, the Sub-Advisor or principal underwriter of the Fund.

Board Compensation

For each regularly scheduled in-person Board Meeting, each Independent Trustee receives $3750. For each additional in-person meeting, each Independent Trustee receives $1000 and for any phone meeting, each Independent Trustee receives $500. In addition, the Independent Trustees are reimbursed for all reasonable travel expenses relating to their attendance at the Board Meetings. The following table sets forth certain information with respect to the estimated compensation of each Trustee for the fiscal year ending April 30, 2009:

Name of Person, Position	Aggregate Compensation From The Trust	Pension or Retirement Benefits Accrued As Part of Trust Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust and Trust Complex Paid to Trustees
Reena Aggarwal, Trustee	$	None	None	$
Gene Chao, Trustee	$	None	None	$
Gregory Bassuk, Trustee & Chairman	None	None	None	None

Miscellaneous

The Trust, its Investment Advisor, Sub-Advisor and principal underwriter have adopted codes of ethics under Rule 17j-1 of the Act that permit personnel subject to their particular codes of ethics to invest in securities, including securities that may be purchased or held by the Fund.

MANAGEMENT SERVICES

INVESTMENT ADVISOR

As stated in the Fund’s Prospectus, IndexIQ Advisors LLC serves as Investment Advisor to the Fund. The Investment Advisor is also a wholly-owned subsidiary of IndexIQ. See ‘‘Service Providers’’ in the Fund’s Prospectus for a description of the Investment Advisor’s duties to the Fund.

The Investment Advisory Agreement will remain in effect until             , 2010 and will continue in effect with respect to the Fund from year to year thereafter provided such continuance is specifically approved at least annually by (i) the vote of a majority of the Fund’s outstanding voting securities or a majority of the Trustees of the Trust, and (ii) the vote of a majority of the non-interested Trustees of the Trust, cast in person at a meeting called for the purpose of voting on such approval.

The Investment Advisory Agreement will terminate automatically if assigned (as defined in the Act). The Investment Advisory Agreement is also terminable at any time without penalty by the Trustees of the Trust or by vote of a majority of the outstanding voting securities of the Fund on 60 days’ written notice to the Investment Advisor or by the Investment Advisor on 60 days’ written notice to the Trust.

Pursuant to the Investment Advisory Agreement the Investment Advisor is entitled to receive a fee, payable monthly, at the annual rates of 0.98% of the Fund’s average daily net assets.

In addition to providing advisory services, under its Investment Advisory Agreement, the Investment Advisor also: (i) supervises all non-advisory operations of the Fund; (ii) provides personnel to perform such executive, administrative and clerical services as are reasonably necessary to provide effective administration of the Fund; (iii) arranges for at the Fund’s expense: (a) the preparation of all required tax returns, (b) the preparation and submission of reports to existing shareholders, (c) the periodic updating of prospectuses and statements of additional information and (d) the preparation of reports to be filed with the SEC and other regulatory authorities; (iv) maintains the Fund’s records; and (v) provides office space and all necessary office equipment and services.

Expense Limitation Agreement

The Investment Advisor has entered into an Expense Limitation Agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits ‘‘Total Annual Fund Operating Expenses’’ (exclusive of interest, taxes, brokerage fees and commissions, the fees and expenses of investment companies that are acquired by the Fund, extraordinary expenses, and payments, if any, under the Rule 12b-1 Plan) to not more than 0.[    ]% of the average daily net assets for the Investor Class Shares and 0.[    ] of the average daily net assets of the Institutional Class Shares of the Fund for the fiscal year ending April 30, 2009. The Investment Advisor currently expects that the contractual agreement will continue from fiscal year-to-fiscal year provided such continuance is approved by the Board. The Trust may terminate the Expense Limitation Agreement at any time. The Investment Advisor may also terminate either Expense Limitation Agreement at the end of the then-current term upon not less than 90 days’ notice to the Trust as set forth in the Expense Limitation Agreement. The terms of the Expense Limitation Agreement may be revised upon renewal. The Investment Advisor is permitted to recoup from the Fund previously waived fees or reimbursed expenses for three years from the fiscal year in which fees were waived or expenses reimbursed as long as such recoupment does not cause Fund operating expenses to exceed the then applicable expense cap.

SUB-ADVISOR

Mellon Capital Management Corporation, which is unaffiliated with the Investment Advisor, acts as the Fund’s investment sub-advisor pursuant to a sub-advisory agreement with the Investment Advisor (the ‘‘Sub-Advisory Agreement’’). The Sub-Advisor is a subsidiary of The Bank of New York Mellon Corporation, a Delaware corporation, with its principal offices located at 50 Fremont Street, Suite 3900, San Francisco, California 94105. As of         , 2008 the Sub-Advisor and its affiliates had approximately $[        ] in assets under management. Pursuant to the Sub-Advisory Agreement, the Sub-Advisor manages the investment and reinvestment of the Fund’s assets on an ongoing basis under the supervision of the Investment Adviser.

Pursuant to the Sub-Advisory Agreement, the Investment Adviser pays the Sub-Advisor on a monthly basis a portion of the net advisory fees it receives from the Fund, at the annual rate of 0.12% of the Fund’s average daily net assets up to $100 million and 0.07% of average daily net assets over $100 million.

PORTFOLIO MANAGERS

Other Accounts Managed

The following tables provide additional information about other portfolios or accounts managed by the Fund’s portfolio manager primarily responsible for the day-to-day management of the Fund, as of                , 2008.

Total number of other accounts managed by Portfolio Manager(s) within each category below and the total assets in the accounts managed within each category below.

Portfolio Manager	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
	Number of Accounts	Total Assets ($mm)	Number of Accounts	Total Assets ($mm)	Number of Accounts	Total Assets ($mm)

For other accounts managed by Portfolio Manager(s) within each category below, number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account.

Portfolio Manager	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
	Number of Accounts	Total Assets ($mm)	Number of Accounts	Total Assets ($mm)	Number of Accounts	Total Assets ($mm)

Material Conflicts Of Interest.

Material conflicts of interest that may arise in connection with the portfolio manager’s management of the Fund’s investments and investments of other accounts managed include material conflicts between the investment strategy of the Fund and the investment strategy of the other accounts managed by the portfolio manager and conflicts associated with the allocation of investment opportunities between the Fund and other accounts managed by the portfolio manager.

The portfolio manager may experience certain conflicts of interest in managing the Fund’s investments, on the one hand, and the investments of other accounts, including the other IndexIQ Funds, on the other. For example, if the portfolio manager identifies a limited investment opportunity that may be suitable for more than one of the IndexIQ Funds or other accounts, the Fund may not be able to take full advantage of that opportunity due to an allocation of that investment across all eligible funds and accounts. The Sub-Advisor has policies and procedures to address potential conflicts of interest relating to the allocation of investment opportunities. The Sub-Advisor’s policies and procedures relating to the allocation of investment opportunities address these potential conflicts by limiting portfolio manager discretion and are intended to result in fair and equitable allocations among all products managed by that portfolio manager that might be eligible for a particular investment. However, there is no guarantee that such procedures will detect each and every situation where a conflict arises.

The management of multiple IndexIQ Funds and other accounts may give rise to potential conflicts of interest, particularly if the IndexIQ Funds and other accounts have different objectives, benchmarks and time horizons, as the portfolio manager must allocate his time and investment ideas across multiple accounts. For example, in certain instances, the portfolio manager may take conflicting positions in a particular security for different accounts, by selling a security for one account and continuing to hold it for another account. In addition, the management of other accounts may require the portfolio manager to devote less than all of his time to the Fund, which may constitute a conflict with the interest of the Fund. The Sub-Advisor seeks to manage such competing interests for the time and attention of portfolio managers by giving portfolio managers substantial resources to assist and support them. Accordingly, portfolio holdings, position sizes, and industry and sector exposures tend to be similar across similar portfolios, which may minimize the potential for conflicts of interest.

The Sub-Advisor does not receive a performance fee for its management of the Fund. The Sub-Advisor and/or the portfolio manager may have an incentive to allocate favorable or limited opportunity investments or structure the timing of investment to favor accounts other than the Fund – for instance, those that pay a higher advisory fee and/or a performance fee. The policies of the Sub-Advisor, however, require that portfolio managers treat all accounts they manage equitably and fairly.

The Sub-Advisor has a policy allowing it to aggregate sale and purchase orders of securities for all accounts with similar orders if, in the Sub-Advisor’s reasonable judgment, such aggregation is reasonably likely to result generally in lower transaction costs. In such event, each client may be charged or credited, as the case may be, the average transaction price of all securities purchased or sold in such transaction. As a result, however, the price may be less favorable to a client than it would be if similar transactions were not being executed concurrently for other accounts. In addition, in many instances, the purchase or sale of securities for accounts will be effected simultaneously with the purchase or sale of like securities for other accounts. Such transactions may be made at slightly different prices, due to the volume of securities purchased or sold. The Trust has also adopted policies and procedures in accordance with Rule 17a-7, Rule 17e-1 and Rule 10f-3 under the 1940 Act, in order to ensure compliance with the rules and fair and equitable treatment of the Fund and clients involved in such transactions.

The portfolio manager may also experience certain conflicts between his own personal interests and the interests of the accounts they mange, including the Fund. One potential conflict may arise if the portfolio manager were to have a larger personal investment in one portfolio than he does in another, giving the portfolio manager an incentive to allocate a particular investment opportunity to the account in which he holds a larger stake. The Sub-Advisor’s Code of Ethics addresses potential conflicts of interest that may arise in connection with a portfolio manager’s investment activities by requiring prior written approval of certain securities transactions from the Sub-Advisor’s Chief Compliance Officer.

Compensation

Compensation Program.    The elements of total compensation for portfolio managers are base salary, annual performance-based cash and equity compensation (cash and equity bonus) and other benefits. The Sub-Advisor has balanced these components of pay to provide portfolio managers with a powerful incentive to achieve consistently superior investment performance. While portfolio manager compensation levels fluctuate – both up and down – with the relative investment performance of the portfolios that they manage, their compensation is not based on a formulaic application of relative investment performance, and takes into consideration factors outside of portfolio performance, such as the overall success of the firm and their contribution to their sector’s, and the firm’s, development.

Base Salary.    Under the Sub-Advisor’s approach, like that of many asset management firms, base salaries represent a relatively small portion of a portfolio manager’s total compensation. This approach serves to enhance the motivational value of the performance-based (and therefore variable) compensation elements of the compensation program.

Performance-Based Compensation.    The Sub-Advisor believes that the best interests of investors are served by recruiting and retaining exceptional asset management talent and managing their compensation within a consistent and disciplined framework that emphasizes pay for performance in the context of an intensely competitive market for talent.

The Sub-Advisor’s portfolio manager compensation program includes: investment performance relative to appropriate competitors or benchmarks over varying performance periods and a measure of operational efficiency. Portfolio managers are compensated based on the products they manage. A smaller discretionary element of portfolio manager compensation may include consideration of: financial results, expense control, profit margins, strategic planning and implementation, quality of client service, market share, corporate reputation, capital allocation, compliance and risk control, leadership, technology and innovation. All factors are considered collectively by company management.

Cash Bonus.    Performance-based compensation is distributed to portfolio managers primarily in cash, but may include equity and other forms of deferred compensation. Typically, the cash bonus, when combined with base salary, represents more than     % of total compensation for portfolio managers.

Equity and Deferred Compensation Bonus.    A portion of the dollar value of the total annual bonus may be paid in equity and other forms of deferred compensation. Paying a portion of annual bonuses in equity puts compensation earned by a portfolio manager for a given year ‘‘at risk’’ based on the company’s ability to sustain and improve its performance over future periods.

The ultimate value of equity bonuses is dependent on the future value of the company. As such, the equity bonus aligns each portfolio manager’s financial interests with those of the company’s other equity owners and encourages a balance between short-term goals and long-term strategic objectives. This approach ensures that portfolio managers participate as shareholders in both the ‘‘downside risk’’ and

‘‘upside opportunity’’ of the company’s performance. Portfolio managers therefore have a direct incentive to protect the company’s reputation for integrity.

Other Benefits.    Portfolio managers are also eligible to participate in broad-based plans offered generally to company employees, including broad-based retirement, 401(k), health, and other employee benefit plans.

Ownership of Securities

Since the Fund is a new fund and has not issued any shares, no portfolio manager owns shares of the Fund. [to be provided]

OTHER SERVICE PROVIDERS

FUND ADMINISTRATOR

Under the Fund Administration and Accounting Agreement (the ‘‘Administration Agreement’’) dated                             , 2008, The Bank of New York Mellon (‘‘BNY Mellon’’ or ‘‘Fund Administrator’’ or ‘‘Administrator’’) serves as Administrator for the Fund. BNY Mellon’s principal address is One Wall Street, New York, New York 10286. Under the Administration Agreement, BNY Mellon provides necessary administrative, legal, tax, accounting services, and financial reporting for the maintenance and operations of the Trust and each Fund. In addition, BNY Mellon makes available the office space, equipment, personnel and facilities required to provide such services.

BNY Mellon supervises the overall administration of the Trust and Fund, including, among other responsibilities, assisting in the preparation and filing of documents required for compliance by the Fund with applicable laws and regulations and arranging for the maintenance of books and records of the Fund. BNY Mellon provides persons satisfactory to the Board to serve as officers of the Trust.

BNY Mellon is the principal operating subsidiary of The Bank of New York Mellon Corporation and is an affiliate of the Sub-Advisor. The Trust pays BNY Mellon a monthly fee for accounting and administrative services determined at an annual rate of:         % on the Fund’s average net assets. BNY Mellon is located at One Wall Street, New York, New York 10286.

TRANSFER AGENT

The Trust has entered into a Transfer Agency and Service Agreement with PFPC Distributors, Inc. (‘‘Transfer Agent’’), a Massachusetts corporation, to serve as transfer, dividend paying, and shareholder servicing agent for the Fund. The Transfer Agent will be compensated for its services based upon an annual base fee per primary class of the Fund of $    (plus $    per year for each additional class of shares), as well as a $ fee per shareholder per year. In addition, the Transfer Agent shall be entitled to reimbursement of actual out-of-pocket expenses incurred by the Transfer Agent on behalf of the Trust or the Fund. The address of the Transfer Agent is    760 Moore Road, King of Prussia, Pennsylvania 19406.

DISTRIBUTOR

The Trust will conduct a continuous offering of its securities. PFPC Distributors, Inc., a Massachusetts corporation (‘‘Distributor’’), 760 Moore Road, King of Prussia, Pennsylvania 19406, acts as the underwriter and distributor of the Fund’s shares to assist in sales of Fund shares pursuant to a Distribution Agreement (‘‘Distribution Agreement’’) approved by the Trustees. The Distributor is a broker-dealer registered with the SEC pursuant to the Securities Exchange Act of 1934 and a member in good standing of the National Association of Securities Dealers, Inc. Following its initial one-year term, the Distribution Agreement may be terminated by either party upon 60-days’ prior written notice to the other party.

CUSTODIAN AND ACCOUNTING AGENT

Under the custody agreement with the Trust, BNY Mellon (‘‘Custodian and Accounting Agent’’ or ‘‘Custodian’’) maintains in separate accounts cash, securities and other assets of the Trust and each Fund, keeps all necessary accounts and records, and provides other services. BNY Mellon is required, upon the order of the Trust, to deliver securities held by BNY Mellon and to make payments for securities purchased by the Trust for each Fund. BNY Mellon also serves as the Fund’s accounting agent. BNY Mellon as accounting agent is responsible for maintaining the books and records and calculating the daily net asset value of the Fund. Also, under a Delegation Agreement, BNY Mellon is authorized to appoint certain foreign custodians or foreign custody managers for Fund investments outside the United States. As compensation for the foregoing services, BNY Mellon receives certain out of pocket costs, transaction fees and asset-based fees which are accrued daily and paid monthly by the Trust from the Trust’s custody account with BNY Mellon.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees have selected the firm of                    ,            ,        ,             to serve as independent auditors for the Fund for the current fiscal year and to audit the annual financial statements of the Fund, prepare the Fund’s federal, state and excise tax returns, and consult with the Fund on matters of accounting and federal and state income taxation. Independent auditors will audit the financial statements of the Fund at least once each year. Shareholders will receive annual audited and semi-annual (unaudited) reports when published and written confirmation of all transactions in their account. A copy of the most recent Annual Report will accompany the SAI whenever a shareholder or a prospective investor requests it.

COUNSEL

Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, New York 10022-2585, passes upon certain legal matters in connection with the shares offered by the Trust, and also acts as counsel to the Trust.

OTHER EXPENSES

Except for the expenses paid by the Investment Advisor, the Trust bears all costs of its operations. The Fund is responsible for: (i) salaries and other compensation of any of the Trust’s executive officers and employees who are not officers, directors, stockholders, or employees of the Investment Advisor or its subsidiaries or affiliates; (ii) taxes and governmental fees; (iii) brokerage fees and commissions and other portfolio transaction expenses; (iv) costs of borrowing money, including interest expenses; (v) fees and expenses of the Trustees who are not ‘‘interested persons’’ of the Investment Advisor or the Trust, and any counsel retained exclusively for their benefit; (vi) fees and expenses of third-party service providers; (vii) extraordinary expenses, including costs of litigation and indemnification expenses; (viii) expenses, such as organizational expenses, which are capitalized in accordance with generally accepted accounting principles; and (ix) any expenses allocated or allocable to a specific class of shares (‘‘Class-specific expenses’’).

Class-specific expenses include distribution and service fees payable with respect to different classes of shares and administrative fees as described above, and may include certain other expenses as permitted by the Trust’s Multi-Class Plan adopted pursuant to Rule 18f-3 under the Act and subject to review and approval by the Trustees.

DISTRIBUTION OF TRUST SHARES

DISTRIBUTOR AND MULTI-CLASS PLAN

PFPC Distributors, Inc. (the ‘‘Distributor’’) serves as the principal underwriter of each class of the Trust’s shares pursuant to a distribution agreement (‘‘Distribution Agreement’’) with the Trust which is subject to annual approval by the Board. The Distributor, located at 760 Moore Road, King of Prussia, Pennsylvania 19406, is a broker-dealer registered with the SEC. After the initial one-year term, the Distribution Agreement may be terminated without penalty by the Fund or the Distributor on 60 days’ written notice. The Distributor is not obligated to sell any specific amount of Trust shares.

After the initial one-year term, the Distribution Agreement will continue in effect with respect to the Fund and each class of shares thereof for successive one-year periods, provided that each such continuance is specifically approved at least annually (i) by the Fund’s Board of Trustees or (ii) by a vote of a majority of the outstanding voting securities of the Fund (as defined in the Act), provided that in either event the continuance is also approved by the majority of the Trustees who are not interested persons (as defined in the Act) of any party to the Distribution Agreement by vote cast in person at a meeting called for the purpose of voting on such approval.

The Trust currently offers only two classes of shares for the Fund: the Investor Class and the Institutional Class. The Fund in the future may offer additional classes.

Investor Class and Institutional Class Shares (collectively, the ‘‘Shares’’) are offered primarily through employee benefit plans alliances, broker-dealers, and other intermediaries, and the Fund pays service or distribution fees to such entities for services they provide to Investor Class shareholders.

The Trust has adopted a Multi-Class Plan (‘‘Multi-Class Plan’’) pursuant to Rule 18f-3 under the 1940 Act. Under the Multi-Class Plan, shares of each class of the Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class has a different designation; (b) each class of shares bears any class-specific expenses allocated to it; and (c) each class has exclusive voting rights on any matter submitted to shareholders that relates solely to its distribution or service arrangements, and each class has separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

Each class of shares bears any class specific expenses allocated to such class, such as expenses related to the distribution and/or shareholder servicing of such class. In addition, each class may, at the Trustees’ discretion, also pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Trust’s assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than the other classes. All other expenses, including advisory expenses, are allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund. In addition, each class may have a differing sales charge structure, and differing exchange and conversion features.

DISTRIBUTION PLAN FOR INVESTOR CLASS SHARES

The Trust has adopted a Distribution Plan with respect to the Investor Class Shares of the Fund. The Investor Class of the Fund is anticipated to benefit from the Distribution Plan through, among other things, causing increases in Class assets which are expected to provide economies of scale with respect to Class expenses.

Under the terms of the Distribution Plan, the Trust is permitted to reimburse, out of the assets attributable to the respective Investor Class Shares of the Fund, in amounts up to (on an annual basis)     % of the respective average daily net assets of that class, financial intermediaries for costs and expenses incurred in connection with the distribution and marketing of the Investor Class Shares and/or the provision of certain shareholder services to its customers that invest in Investor Class Shares of the Fund. Such services may include, but are not limited to, the following: providing facilities to answer questions from prospective investors about the Fund; receiving and answering correspondence, including requests for Prospectuses and statements of additional information; preparing, printing and delivering Prospectuses and shareholder reports to prospective shareholders; complying with federal and state securities laws pertaining to the sale of Investor Class Shares and assisting investors in completing application forms and selecting dividend and other account options.

Fees paid pursuant to the Distribution Plan of a class may be paid for shareholder services and the maintenance of shareholder accounts, and therefore may constitute ‘‘service fees’’ for purposes of applicable rules of the Financial Industry Regulatory Authority (the successor organization to the National Association of Securities Dealers) (‘‘FINRA’’). The Distribution Plan has been adopted in accordance with the requirements of Rule 12b-1 under the 1940 Act and will be administered in accordance with the provisions of that rule.

The Distribution Plan provides that it may not be amended to materially increase the costs which Investor Class shareholders may bear under the Distribution Plan without the approval of a majority of the outstanding voting securities of the Investor Class and by vote of a majority of both (i) the Trustees of the Trust and (ii) those Trustees who are not ‘‘interested persons’’ of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the ‘‘Plan Trustees’’), cast in person at a meeting called for the purpose of voting on the Plan and any related amendments.

The Distribution Plan provides that it may not take effect until approved by vote of a majority of both (i) the Trustees of the Trust and (ii) the disinterested Trustees defined above. The Distribution Plan further provides that it may not take effect unless approved by the vote of a majority of the outstanding voting securities of the Investor Class.

The Distribution Plan provides that it shall continue in effect so long as such continuance is specifically approved at least annually by the Trustees and the Plan Trustees. The Distribution Plan provides that any person authorized to direct the disposition of monies paid or payable by a class pursuant to that Plan or any related agreement shall provide to the Trustees, and the Trustees shall review at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

The Distribution Plan is a ‘‘reimbursement plan,’’ which means that fees are payable to the relevant financial intermediary only to the extent necessary to reimburse expenses incurred pursuant to such Plan. The Distribution Plan requires that the Investor Class Shares incur no interest or carrying charges.

FINRA rules limit the amount of distribution fees that may be paid by mutual funds. ‘‘Service fees,’’ as defined by FINRA, mean fees paid for providing shareholder services or the maintenance of accounts (but not transfer agency services) and are not subject to the limits. The Trust believes that some, if not all, of the fees paid pursuant to the Distribution Plans will qualify as ‘‘service fees’’ and therefore will not be limited by FINRA rules.

No interested person of the Fund or any Trustee has a direct or indirect financial interest in the operation of either of the Distribution Plans.

ADDITIONAL INFORMATION ABOUT INVESTOR CLASS AND INSTITUTIONAL CLASS SHARES

Investor Class and Institutional Class Shares of the Trust may also be offered through brokers, other financial intermediaries and other entities, such as retirement or savings plans and their sponsors or service providers (‘‘Service Agents’’), that have established a shareholder servicing relationship with the Trust on behalf of their customers. The Trust pays no compensation to such entities other than service and/or distribution fees paid with respect to Investor Class Shares. The Investment Advisor and its affiliates may pay, out of their own assets and at no cost to the Fund, amounts to Service Agents for providing bona fide shareholder services to shareholders holding Investor Class or Institutional Class Shares through such Service Agents. Such services may include, but are not limited to, the following: processing and mailing trade confirmations, monthly statements, prospectuses, annual reports, semi-annual reports and shareholder notices and other SEC required communications; capturing and processing tax data; issuing and mailing dividend checks to shareholders who have selected cash distributions; preparing record date shareholder lists for proxy solicitations; collecting and posting distributions to shareholder accounts; and establishing and maintaining systematic withdrawals and automated investment plans and shareholder account registrations. Service Agents may impose additional or different conditions than the Trust on the purchase, redemption or exchanges of Trust shares by their customers. Service Agents may also independently establish and charge their customers transaction fees, account fees and other amounts in connection with purchases, sales and redemption of Trust shares in addition to any fees charged by the Trust. Each Service Agent is responsible for transmitting to its customers a schedule of any such fees and information regarding any additional or different conditions regarding purchases and redemptions. Shareholders who are customers of Service Agents should consult their Service Agents for information regarding these fees and conditions. In addition, the Investment Advisor and its affiliates may also make payments out of their own resources, at no cost to the Fund, to financial intermediaries for services which may be deemed to be primarily intended to result in the sale of Investor Class or Institutional Class Shares of the Fund. The payments described in this paragraph may be significant to the payors and the payees.

PURCHASES AND REDEMPTIONS

Purchases and redemptions of Investor Class or Institutional Class Shares are discussed in the Prospectuses under the headings ‘‘Shareholder Guide—How to Purchase Shares’’ and ‘‘—How to Redeem Shares,’’ and that information is incorporated here by this reference.

Certain managed account clients of the Investment Advisor may purchase shares of the Trust. To avoid the imposition of duplicative fees, the Investment Advisor may be required to make adjustments in the management fees charged separately by the Investment Advisor to these clients to offset the generally higher level of management fees and expenses resulting from a client’s investment in the Trust.

Certain clients of the Investment Advisor whose assets would be eligible for purchase by one or more of the IndexIQ Funds may purchase shares of the Trust with such assets. Assets so purchased by a fund will be valued in accordance with procedures adopted by the Board of Trustees.

Prospective investors should inquire as to whether shares of a particular Fund or class are available for offer and sale in their state of domicile or residence. Shares of the Fund may not be offered or sold in any state unless registered or qualified in that jurisdiction, unless an exemption from registration or qualification is available.

Independent financial intermediaries unaffiliated with the Investment Advisor may perform shareholder servicing functions with respect to certain of their clients whose assets may be invested in the Fund. These services, normally provided by the Administrator directly to Trust shareholders, may include the provision of ongoing information concerning the Fund and its investment performance, responding to shareholder inquiries, assisting with purchases, redemptions and exchanges of Trust shares, and other services. The Investment Advisor or the Administrator may pay fees to such entities for the provision of these services which the Administrator normally would perform, out of the Investment Advisor’s or the Administrator’s own resources.

The Trust reserves the right to postpone redemptions during any period when the NYSE is closed or an emergency, as determined by the SEC, exists, making disposal of portfolio securities or valuation of net assets of the Fund not reasonably practicable.

The Trust has committed to paying in cash all requests for redemptions by any shareholder of record of the Fund, limited in amount with respect to each shareholder during any 90-day period to the lesser of (i) $250,000, or (ii) 1% of the net asset value of the Fund at the beginning of such period. Although the Trust will normally redeem all shares for cash, it may, in unusual circumstances, redeem shares by payment in kind of securities held in the Fund’s portfolios.

The Trust has adopted procedures under which it may make redemptions-in-kind to shareholders who are affiliated persons of the Fund. Under these procedures, the Trust generally may satisfy a redemption request from an affiliated person in-kind, provided that: (1) the redemption-in-kind is effected at approximately the affiliated shareholder’s proportionate share of the distributing Fund’s current net assets, and thus does not result in the dilution of the interests of the remaining shareholders;

(2) the distributed securities are valued in the same manner as they are valued for purposes of computing the distributing Fund’s net asset value; (3) the redemption-in-kind is consistent with the Fund’s Prospectus and SAI; and (4) neither the affiliated shareholder nor any other party with the ability and the pecuniary incentive to influence the redemption-in-kind selects, or influences the selection of, the distributed securities.

The Prospectuses may set higher minimum account balances for one or more classes from time to time depending upon the Trust’s current policy.

REQUEST FOR MULTIPLE COPIES OF SHAREHOLDER DOCUMENTS

Once written consent of two or more Fund shareholders sharing an address has been received by the Trust, the Trust will cause the delivery only one copy of the Fund’s Prospectuses and each Annual and Semi-annual report to such address in order to reduce expenses. Your account application used to subscribe for Fund shares contains a form of this consent as well as a consent to receive these shareholder documents by electronic delivery. These consent forms are also available for free upon request to the Trust at [1-800-        ] or on the Trust’s website at [http://www. .com]. If, after having consented to the delivery of one copy of shareholder documents to a shared address, you wish to revoke that consent and receive individual copies of shareholder documents and your shares are held directly with the Trust, call the Trust at 1-800-      -         . Alternatively, if your shares are held through a financial institution, please contact it directly. Within 30 days after receipt of your request by the Trust or financial institution, as appropriate, such party will begin sending you individual copies.

SIGNATURE GUARANTEES

To protect your account and the Fund from fraud, signature guarantees may be required to be sure that you are the person who has authorized a change in registration or standing instructions for your account. Signature guarantees generally are required for (i) change of registration requests, (ii) requests to establish or to change exchange privileges or telephone and bank wire redemption service other than your initial account application, (iii) transactions where proceeds from redemptions, dividends or distributions are sent to an address or financial institution differing from the address or financial institution of record, and (iv) redemption requests in excess of $100,000. Signature guarantees are acceptable from a member bank of the Federal Reserve System, a savings and loan institution, credit union (if authorized under state law), registered broker-dealer, securities exchange or association clearing agency, and must appear on the written request for change of registration, establishment or change in exchange privileges or redemption request.

CERTAIN CONFLICTS OF INTEREST

IndexIQ and the Investment Advisor have established policies, procedures, systems and infrastructure to address any potential conflicts of interest that may arise because of IndexIQ, the Investment Advisor’s parent entity, serving as index provider for the Fund.

IndexIQ maintains policies and procedures designed to limit or prohibit communication between the employees of IndexIQ with ultimate responsibility for the Index (the ‘‘Index Group’’) and the employees of the Investment Advisor with respect to issues related to the maintenance, calculation and reconstitution of the Index (‘‘Policies and Procedures’’).

Changes to the constituents of the Index made by IndexIQ or the Standard & Poor’s, as the Index’s calculation agent (the ‘‘Calculation Agent’’), will be disclosed by IndexIQ and published on its website (http://www.[    ].com). Any such IndexIQ announcements or website disclosures to the public will be made in such a manner that none of the IndexIQ employees outside of the Index Group, the Investment Advisor, the Sub-Advisor, or the Fund, is notified of actions prior to the general investing public.

IndexIQ, as Index provider, has adopted Policies and Procedures prohibiting its employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the administration of the Index. Also, IndexIQ has adopted Policies and Procedures that prohibit and are designed to prevent anyone, including the members of the Index Group, from disseminating or using non-public information about pending changes to Index constituents or methodology. These policies specifically prohibit anyone, including the members of the Index Group, from sharing any non-public information about the Index with any personnel of the Investment Advisor or Sub-Advisor responsible for management of the Fund. The Investment Advisor also has adopted policies that prohibit personnel responsible for the management of the Fund from sharing any non-public information about the management of the Fund with any personnel of the Index Group, especially those persons responsible for creating, monitoring, calculating, maintaining or disseminating the Index.

In addition, IndexIQ has retained an unaffiliated third-party Calculation Agent to calculate and maintain the Index on a daily basis. The Calculation Agent will be instructed to not communicate any non-public information about the Index to anyone, and expressly not to the personnel of the Investment Advisor or any Sub-Advisor responsible for the management of the Fund.

The Index Group personnel responsible for creating and monitoring the Index, the personnel of the Calculation Agent responsible for calculating and maintaining the Index, and the portfolio managers responsible for day-to-day portfolio management of the Fund are employees of separate organizations and are located in physically separate offices. The Calculation Agent is not, and will not be, affiliated with IndexIQ, the Investment Advisor or any Sub-Advisor. The portfolio manager(s) responsible for day-to-day portfolio management of the Fund are employees of the Sub-Advisor.

Members of the Index Group will not have access to paper or electronic files used by the Investment Advisor or any Subadvisor in connection with their portfolio management activities. Neither the Investment Advisor nor any Sub-Advisor will have access to the computer systems used by the Calculation Agent nor to the computer systems used by the Index Group to monitor, calculate and rebalance the Index. The Investment Advisor has also adopted Polices and Procedures and a Code of Ethics which require, among other things, any personnel responsible for the management of a Fund and any investment account to (i) pre-clear all personal securities transactions with a designated senior employee of the Investment Advisor, and (ii) require reporting of securities transactions to such designated employee in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Sub-Advisor will be required to confirm to the Investment Advisor and the Trust that it has adopted policies and procedures and a Code of Ethics to monitor and restrict securities trading by employees with access to Fund portfolio transactions or investment recommendations pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and to provide the Trust with the certification required by Rule 17j-1 under the Act.

PORTFOLIO TRANSACTIONS AND BROKERAGE

The Investment Advisor is responsible for decisions to buy and sell securities for the Fund, the selection of brokers and dealers to effect the transactions and the negotiation of brokerage commissions, if any. Purchases and sales of securities on a securities exchange are effected through brokers who charge a negotiated commission for their services. Increasingly, securities traded over-the-counter also involve the payment of negotiated brokerage commissions.

In the over-the-counter market, most securities have historically traded on a ‘‘net’’ basis with dealers acting as principal for their own accounts without a stated commission, although the price of a security usually includes a profit to the dealer. In underwritten offerings, securities are purchased at a fixed price which includes an amount of compensation to the underwriter, generally referred to as the underwriter’s concession or discount. On occasion, certain money market instruments may be purchased directly from an issuer, in which case no commissions or discounts are paid.

In placing orders for portfolio securities of the Fund, the Investment Advisor and the Sub-Advisor are generally required to give primary consideration to obtaining the most favorable execution and net price available. This means that the Investment Advisor and the Sub-Advisor will seek to execute each transaction at a price and commission, if any, which provides the most favorable total cost or proceeds reasonably attainable in the circumstances. As permitted by Section 28(e) of the Securities Exchange Act of 1934 (‘‘Section 28(e)’’), the Fund may pay a broker which provides brokerage and research services to the Fund an amount of disclosed commission in excess of the commission which another broker would have charged for effecting that transaction. Such practice is subject to a good faith determination that such commission is reasonable in light of the services provided and to such policies as the Trustees may adopt from time to time. While the Investment Advisor and the Sub-Advisor generally seek reasonably competitive spreads or commissions, the Fund will not necessarily be paying the lowest spread or commission available. Within the framework of this policy, the Investment Advisor and the Sub-Advisor will consider research and investment services provided by brokers or dealers who effect or are parties to portfolio transactions of the Fund, the Investment Advisor and the Sub-Advisor and their affiliates, or their other clients. Such research and investment services are those which brokerage houses customarily provide to institutional investors and include research reports on particular industries and companies; economic surveys and analyses; recommendations as to specific securities; research products including quotation equipment and computer related programs; advice concerning the value of securities, the advisability of investing in, purchasing or selling securities and the availability of securities or the purchasers or sellers of securities; analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and performance of accounts; services relating to effecting securities transactions and functions incidental thereto (such as clearance and settlement); and other lawful and appropriate assistance to the Investment Advisor and the Sub-Advisor in the performance of their decision-making responsibilities.

Such services are used by the Investment Advisor and the Sub-Advisor in connection with all of their investment activities, and some of such services obtained in connection with the execution of transactions for the Fund may be used in managing other investment accounts. Conversely, brokers furnishing such services may be selected for the execution of transactions of such other accounts, whose aggregate assets may be larger than those of the Fund’s, and the services furnished by such brokers may be used by the Investment Advisor and the Sub-Advisor in providing management services for the Trust. On occasion, a broker-dealer might furnish the Investment Advisor or the Sub-Advisor with a service which has a mixed use (i.e., the service is used both for investment and brokerage activities and for other activities). Where this occurs, the Investment Advisor or the Sub-Advisor, as applicable, will reasonably allocate the cost of the service, so that the portion or specific component which assists in investment and brokerage activities is obtained using portfolio commissions from the Fund or other managed accounts, and the portion or specific component which provides other assistance (for example, administrative or non-research assistance) is paid for by the Investment Advisor or the Sub-Advisor, as applicable, from its own funds.

On occasions when the Investment Advisor or the Sub-Advisor deems the purchase or sale of a security to be in the best interest of the Fund as well as its other customers (including any other fund or other investment company or advisory account for which the Investment Advisor or the Sub-Advisor acts as investment adviser or sub-investment adviser), the Investment Advisor or the Sub-Advisor, to the extent permitted by applicable laws and regulations, may aggregate the securities to be sold or purchased for the Fund with those to be sold or purchased for such other customers in order to obtain the best net price and most favorable execution under the circumstances. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Investment Advisor or the Sub-Advisor, as applicable, in the manner it considers to be equitable and consistent with its fiduciary obligations to the Fund and such other customers. In some instances, this procedure may adversely affect the price and size of the position obtainable for the Fund.

Commission rates in the U.S. are established pursuant to negotiations with the broker based on the quality and quantity of execution services provided by the broker in the light of generally prevailing rates. The allocation of orders among brokers and the commission rates paid are reviewed periodically by the Trustees.

The Fund may participate in a commission recapture program. Under the program, participating broker-dealers rebate a percentage of commissions earned on Fund portfolio transactions to the Fund. The rebated commissions are expected to be treated as realized capital gains of the Fund.

Subject to the above considerations, the Sub-Advisor may use,        , an affiliate of the Sub-Advisor, as a broker for the Fund. In order for the Sub-Advisor’s an affiliate, acting as agent, to effect any portfolio transactions for the Fund, the commissions, fees or other remuneration received by the Sub-Advisor’s affiliate must be reasonable and fair compared to the commissions, fees or other remuneration received by other brokers in connection with comparable transactions involving similar securities or futures contracts. Furthermore, the Trustees, including a majority of the Trustees who are not ‘‘interested’’ Trustees, have adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to the Sub-Advisor’s affiliate are consistent with the foregoing standard. Brokerage transactions with the Sub-Advisor’s affiliate are also subject to such fiduciary standards as may be imposed upon the Sub-Advisor’s affiliate by applicable law.

The amount of brokerage commissions paid by the Fund may vary substantially from year to year because of differences in shareholder purchase and redemption activity, portfolio turnover rates and other factors.

Selective Disclosure of Portfolio Holdings

The Board of Trustees of the Trust and the Investment Advisor have adopted a policy on selective disclosure of portfolio holdings in accordance with regulations that seek to ensure that disclosure of information about portfolio securities is in the best interest of Fund shareholders and to address the conflicts between the interests of Fund shareholders and its service providers. The policy provides that neither the Fund nor its Investment Advisor, Sub-Advisor, Distributor or any agent, or any employee thereof (‘‘Fund Representative’’) will disclose the Fund’s portfolio holdings information to any person other than in accordance with the policy. For purposes of the policy, ‘‘portfolio holdings information’’ means the Fund’s actual portfolio holdings, as well as nonpublic information about its trading strategies or pending transactions. Under the policy, neither the Fund nor any Fund Representative may solicit or accept any compensation or other consideration in connection with the disclosure of portfolio holdings information. A Fund Representative may provide portfolio holdings information to third parties if such information has been included in the Fund’s public filings with the SEC or is disclosed on the Fund’s publicly accessible website. Information posted on the Fund’s website may be separately provided to any person commencing the day after it is first published on the Fund’s website.

Portfolio holdings information that is not filed with the SEC or posted on the publicly available website may be provided to third parties only if the third party recipients are required to keep all portfolio holdings information confidential and are prohibited from trading on the information they receive. Disclosure to such third parties must be approved in advance by the Investment Advisor’s Chief Compliance Officer. Disclosure to providers of auditing, custody, proxy voting and other similar services for the Fund, as well as rating and ranking organizations, will generally be permitted; however, information may be disclosed to other third parties (including, without limitation, individuals, institutional investors, and intermediaries that sell shares of the Fund,) only upon approval by the Fund’s Chief Compliance Officer, who must first determine that the Fund has a legitimate business purpose for doing so and check with the Fund Transfer Agent to ascertain whether the third party has been identified as an excessive trader. In general, each recipient of non-public portfolio holdings information must sign a confidentiality and non-trading agreement, although this requirement will not apply when the recipient is otherwise subject to a duty of confidentiality. In accordance with the policy, the identity of those recipients who receive non-public portfolio holdings information on an ongoing basis is as follows: the Investment Advisor, the Sub-Adviser, the Fund’s independent registered public accounting firm, the Fund’s custodian and administrator, the Fund’s legal counsel-Katten Muchin Rosenman LLP, the Fund’s financial printer-[        ], and the Fund’s proxy voting service- [    ]. These entities are obligated to keep such information confidential. Third party providers of custodial or accounting services to the Fund may release non-public portfolio holdings information of the Fund only with the permission of Fund Representatives. From time to time portfolio holdings information may be provided to broker-dealers solely in connection with the Fund seeking portfolio securities trading suggestions. In providing this information reasonable precautions, including limitations on the scope of the portfolio holdings information disclosed, are taken to avoid any potential misuse of the disclosed information. All marketing materials prepared by the Trust’s principal underwriter is reviewed by the Distributor’s compliance department for consistency with the Trust’s portfolio holdings disclosure policy.

The Fund currently intends to publish on the Trust’s website (http://www.[    ].com) complete portfolio holdings as of the end of each calendar quarter subject to a thirty calendar day lag between the date of the information and the date on which the information is disclosed. In addition, the Fund intends to publish on the Trust’s website month-end top ten holdings subject to a thirty calendar day lag between the date of the information and the date on which the information is disclosed. The Fund may publish on the website complete or top ten portfolio holdings information more frequently.

Under the policy, Fund Representatives will initially supply the Board of the Trustees with a list of third parties who receive portfolio holdings information pursuant to any ongoing arrangement. In addition, the Board is to receive information, on a quarterly basis, regarding any other disclosures of non-public portfolio holdings information that were permitted during the preceding quarter. In addition, the Board of Trustees is to approve at its meetings a list of Fund Representatives who are authorized to disclose portfolio holdings information under the policy. As of the date of this Additional Statement, only certain officers of the Trust as well as certain senior members of the compliance and legal groups of the Investment Advisor have been approved by the Board of Trustees to authorize disclosure of portfolio holdings information.

NET ASSET VALUE

In accordance with procedures adopted by the Trustees, the net asset value per share of the class of the Fund is calculated by determining the value of the net assets attributed to each class of the Fund and dividing by the number of outstanding shares of that class. All securities are valued on each Business Day as of the close of regular trading on the New York Stock Exchange (normally, but not always, 4:00 p.m. New York time) or such other time as the New York Stock Exchange or NASDAQ market may officially close. The term ‘‘Business Day’’ means any day the New York Stock Exchange is open for trading, which is Monday through Friday except for holidays. The New York Stock Exchange is closed on the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday (observed), Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas.

The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York Time. The Trust reserves the right to reprocess purchase, redemption and exchange transactions that were initially processed at a net asset value other than the Fund’s official closing net asset value that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders based on the official closing net asset value. The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC. In addition, the Fund may compute its net asset value as of any time permitted pursuant to any exemption, order or statement of the SEC or its staff.

Portfolio securities of the Fund for which accurate market quotations are available are valued as follows: (i) securities listed on any U.S. or foreign stock exchange or on the National Association of Securities Dealers Automated Quotations System (‘‘NASDAQ’’) will be valued at the last sale price or the official closing price on the exchange or system in which they are principally traded on the valuation date. If there is no sale on the valuation day, securities traded will be valued at the closing bid price, or if a closing bid price is not available, at either the exchange or system-defined close price on the exchange or system in which such securities are principally traded. If the relevant exchange or system has not closed by the above-mentioned time for determining the Fund’s net asset value, the securities will be valued at the last sale price or official closing price, or if not available at the bid price at the time the net asset value is determined; (ii) over-the-counter securities not quoted on NASDAQ will be valued at the last sale price on the valuation day or, if no sale occurs, at the last bid price at the time net asset value is determined; (iii) equity securities for which no prices are obtained under sections (i) or (ii) including those for which a pricing service supplies no exchange quotation or a quotation that is believed by the portfolio manager/trader to be inaccurate, will be valued at their fair value in accordance with procedures approved by the Board of Trustees; (iv) fixed-income securities with a remaining maturity of more than 60 days for which accurate market quotations are readily available will normally be valued according to dealer-supplied bid quotations or bid quotations from a recognized pricing service (e.g., Interactive Data Corp., Merrill Lynch, J.J. Kenny, Muller Data Corp., Bloomberg, EJV, Reuters or

Standard & Poor’s); (v) fixed-income securities for which accurate market quotations are not readily available are valued by the Sub-Advisor based on valuation models that take into account spread and daily yield changes on government securities in the appropriate market (i.e., matrix pricing); (vi) debt securities with a remaining maturity of 60 days or less are valued by the Sub-Advisor at amortized cost, which the Trustees have determined to approximate fair value; and (vii) all other instruments, including those for which a pricing service supplies no exchange quotation or a quotation that is believed by the portfolio manager/trader to be inaccurate, will be valued in accordance with the valuation procedures approved by the Board of Trustees.

The value of all assets and liabilities expressed in foreign currencies will be converted into U.S. dollar values at current exchange rates of such currencies against U.S. dollars last quoted by any major bank or pricing service. If such quotations are not available, the rate of exchange will be determined in good faith by or under procedures established by the Board of Trustees.

Generally, trading in securities on European, Asian and Far Eastern securities exchanges and on over-the-counter markets in these regions is substantially completed at various times prior to the close of business on each Business Day in New York (i.e., a day on which the New York Stock Exchange is open for trading). In addition, European, Asian or Far Eastern securities trading generally or in a particular country or countries may not take place on all Business Days in New York. Furthermore, trading takes place in various foreign markets on days which are not Business Days in New York and days on which the Fund’s net asset values are not calculated. Such calculation does not take place contemporaneously with the determination of the prices of the majority of the portfolio securities used in such calculation. ‘‘Fair value’’ prices are provided by an independent fair value service (if available) and are intended to reflect more accurately the value of certain foreign equity securities at the time the Fund’s NAV is calculated. Fair value prices are used because many foreign markets operate at times that do not coincide with those of the major U.S. markets. Events that could affect the values of foreign portfolio holdings may occur between the close of the foreign market and the time of determining the NAV, and would not otherwise be reflected in the NAV. If the independent fair value service does not provide a fair value for a particular security or if the value does not meet the established criteria for the Fund, the most recent closing price for such a security on its principal exchange will generally be its fair value on such date.

The proceeds received by the Fund and each other series of the Trust from the issue or sale of its shares, and all net investment income, realized and unrealized gain and proceeds thereof, subject only to the rights of creditors, will be specifically allocated to the Fund or particular series and constitute the underlying assets of the Fund or series. The underlying assets of the Fund will be segregated on the books of account, and will be charged with the liabilities in respect of the Fund and with a share of the general liabilities of the Trust. Expenses of the Trust with respect to the Fund and the other series of the Trust are generally allocated in proportion to the net asset values of the Fund or series except where allocations of expenses can otherwise be fairly made.

The Trust has adopted a policy to handle certain NAV-related errors occurring in the operation of the Fund, and under certain circumstances neither the Fund nor shareholders who purchase or sell shares during periods that errors accrue or occur may be recompensed in connection with the resolution of the error.

TAXATION

The following is a summary of certain additional U.S. federal income, and state and local, tax considerations regarding the purchase, ownership and disposition of Shares. This summary does not address special tax rules applicable to certain classes of investors, such as banks tax-exempt entities, insurance companies and financial institutions, and persons owning Shares other than as capital assets or as part of ‘‘straddle’’ transaction. Each prospective shareholder is urged to consult his or her own tax adviser with respect to the specific federal, state, local and foreign tax consequences of investing in the Fund. The summary is based on the laws in effect on the date of this SAI, which are subject, possibly with retroactive effect, to change.

Fund Taxation

The Fund has elected to be treated and intends to qualify for each taxable year as a regulated investment company under Subchapter M of Subtitle A, Chapter 1 of the Code. Each other series of the Trust will be treated as a taxable entity separate from the Fund and will be subject, on an independent basis, to the same tax rules (including the qualifications for the avoidance of U.S. federal income tax) as the Fund. For the purpose of the U.S. federal income tax, references to the Fund include any other series of the Trust.

There are certain tax requirements that the Fund must follow if it is to avoid U.S. federal income tax. In its efforts to adhere to these requirements, the Fund may have to limit its investment activities in some types of instruments. Qualification as a regulated investment company under the Code requires, among other things, that (1) the Fund derive at least 90% of its gross income (including tax-exempt interest) for each taxable year from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stocks or securities or foreign currencies or other income (including but not limited to gains from options, futures, and forward contracts) derived with respect to the Fund’s business of investing in such stocks, securities or currencies or net income derived from an interest in a qualified publicly traded partnership (the ‘‘90% gross income test’’); and (2) the Fund diversify its holdings so that at the close of each quarter of its taxable year, (a) at least 50% of the fair market value of the Fund’s total (gross) assets is comprised of cash, cash items, U.S. Government securities, securities of other regulated investment companies and other securities limited in respect of any one issuer to an amount not greater in value than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total (gross) assets is invested in the securities of any one issuer (other than U.S. Government securities and securities of other regulated investment companies), two or more issuers controlled by the Fund and engaged in the same, similar or related trades or businesses or certain publicly traded partnerships. The treatment of derivatives and certain other financial instruments is unclear for purpose of asset diversification test, and the Internal Revenue Service could disagree with the Fund’s treatment of such derivatives and other financial instruments.

For purposes of the 90% gross income test, income that the Fund earns from equity interests in certain entities that are not treated as corporations for U.S. tax purposes will generally have the same character for the Fund as in the hands of such an entity; consequently, the Fund may be required to limit its equity investments in such entities that earn fee income, rental income or other nonqualifying income. In addition, future Treasury regulations could provide that qualifying income under the 90% gross income test will not include gains from foreign currency transactions that are not directly related to the Fund’s principal business of investing in stock or securities or options and futures with respect to stock or securities. Using foreign currency positions or entering into foreign currency options, futures and forward or swap contracts for purposes other than hedging currency risk with respect to securities in the Fund’s portfolio or anticipated to be acquired may not qualify as ‘‘directly-related’’ under these tests.

If the Fund complies with the provisions discussed above, then in any taxable year in which the Fund distributes, in compliance with the Code’s timing and other requirements, at least 90% of its ‘‘investment company taxable income’’ (which includes dividends, taxable interest, taxable accrued original issue discount and market discount income, income from securities lending, any net short-term capital gain in excess of net long-term capital loss, certain net realized foreign exchange gains and any other taxable income other than ‘‘net capital gain,’’ as defined below, and is reduced by deductible expenses), and at least 90% of the excess of its gross tax-exempt interest income (if any) over certain disallowed deductions, the Fund (but not its shareholders) will be relieved of federal income tax on any income of the Fund, including long-term capital gains, distributed to shareholders. However, if the Fund retains any investment company taxable income or ‘‘net capital gain’’ (the excess of net long-term capital gain over net short-term capital loss), it will be subject to a tax at regular corporate rates on the amount retained. Because there are some uncertainties regarding the computation of the amounts deemed distributed to Fund shareholders for these purposes – including, in particular, uncertainties regarding the portion, if any, of amounts paid in redemption of Fund shares that should be treated as such distributions – there can be no assurance that the Fund will avoid corporate-level tax in each year.

If the Fund retains any net capital gain, the Fund may designate the retained amount as undistributed capital gains in a notice to its shareholders who (1) if subject to U.S. federal income tax on long-term capital gains, will be required to include in income for federal income tax purposes, as long-term capital gain, their shares of that undistributed amount, and (2) will be entitled to credit their proportionate shares of the tax paid by the Fund against their U.S. federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds those liabilities. For U.S. federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund will be increased by the amount of any such undistributed net capital gain included in the shareholder’s gross income and decreased by the federal income tax paid by the Fund on that amount of net capital gain. The Fund intends to distribute for each taxable year to its shareholders all or substantially all of its investment company taxable income, net capital gain and any net tax-exempt interest. Exchange control or other foreign laws, regulations or practices may restrict repatriation of investment income, capital or the proceeds of securities sales by foreign investors such as the Fund and may therefore make it more difficult for the Fund to satisfy the distribution requirements described above, as well as the excise tax distribution requirements described below. The Fund generally expects, however, to be able to obtain sufficient cash to satisfy those requirements from new investors, the sale of securities or other sources. If for any taxable year the Fund does not qualify as a regulated investment company, it will be taxed on all of its taxable income and net capital gain at corporate rates, without any deduction for dividends paid, and its distributions to shareholders will be taxable as ordinary dividends to the extent of its current and accumulated earnings and profits.

To avoid a 4% federal excise tax, the Fund must distribute (or be deemed to have distributed) by December 31 of each calendar year at least 98% of its taxable ordinary income for the calendar year, at least 98% of the excess of its capital gains over its capital losses (generally computed on the basis of the one-year period ending on October 31 of such year), and all taxable ordinary income and the excess of capital gains over capital losses for all previous years that were not distributed for those years and on which the Fund paid no federal income tax. For federal income tax purposes, dividends declared by the Fund in October, November or December to shareholders of record on a specified date in such a month and paid during January of the following year are taxable to such shareholders, and deductible by the Fund, as if paid on December 31 of the year declared. The Fund anticipates that it will generally make timely distributions of income and capital gains in compliance with these requirements so that it will generally not be required to pay the excise tax.

For federal income tax purposes, the Fund is generally permitted to carry forward a net capital loss in any year to offset its own capital gains, if any, during the eight years following the year of the loss. These amounts are available to be carried forward to offset future capital gains to the extent permitted by the Code and applicable tax regulations. The Fund does not have capital losses to carry forward because it has not commenced operations prior to the date of this Additional Statement.

Gains and losses on the sale, lapse, or other termination of options and futures contracts, options thereon and certain forward contracts (except certain foreign currency options, forward contracts and futures contracts) will generally be treated as capital gains and losses. Certain of the futures contracts, forward contracts and options held by the Fund will be required to be ‘‘marked-to-market’’ for federal income tax purposes – that is, treated as having been sold at their fair market value on the last day of the Fund’s taxable year (or, for excise tax purposes, on the last day of the relevant period). These provisions may require the Fund to recognize income or gains without a concurrent receipt of cash. Any gain or loss recognized on actual or deemed sales of these futures contracts, forward contracts, or options will (except for certain foreign currency options, forward contracts, and futures contracts) be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. As a result of certain hedging transactions entered into by the Fund, it may be required to defer the recognition of losses on futures contracts, forward contracts, and options or underlying securities or foreign currencies to the extent of any unrecognized gains on related positions held by the Fund, and the characterization of gains or losses as long-term or short-term may be changed. The tax provisions described in this paragraph may affect the amount, timing and character of the Fund’s distributions to shareholders. Application of certain requirements for qualification as a regulated investment company and/or these tax rules to certain investment practices, such as dollar rolls, or certain derivatives such as interest rate swaps, floors, caps and collars and currency, total return, mortgage or index swaps may be unclear in some respects, and the Fund may therefore be required to limit its participation in those kinds of transactions. Certain tax elections may be available to the Fund to mitigate some of the unfavorable consequences described in this paragraph.

Section 988 of the Code contains special tax rules applicable to certain foreign currency transactions and instruments which may affect the amount, timing and character of income, gain or loss recognized by the Fund. Under these rules, foreign exchange gain or loss realized with respect to foreign currencies and certain futures and options thereon, foreign currency-denominated debt instruments, foreign currency forward contracts, and foreign currency-denominated payables and receivables will generally be treated as ordinary income or loss, although in some cases elections may be available that would alter this treatment. If a net foreign exchange loss treated as ordinary loss under Section 988 of the Code were to exceed the Fund’s investment company taxable income (computed without regard to such loss) for a taxable year, the resulting loss would not be deductible by the Fund or its shareholders in future years. Net loss, if any, from certain foreign currency transactions or instruments could exceed net investment income otherwise calculated for accounting purposes, with the result being either no dividends being paid or a portion of the Fund’s dividends being treated as a return of capital for tax purposes, nontaxable to the extent of a shareholder’s tax basis in his shares and, once such basis is exhausted, generally giving rise to capital gains.

The Fund’s investment in zero coupon securities, deferred interest securities, certain structured securities or other securities bearing original issue discount or, if the Fund elects to include market discount in income currently, market discount, as well as any ‘‘marked-to-market’’ gain from certain options, futures or forward contracts, as described above, will in many cases cause it to realize income or gain before the receipt of cash payments with respect to these securities or contracts. For the Fund to obtain cash to enable the Fund to distribute any such income or gain, maintain its qualification as a regulated investment company and avoid federal income and excise taxes, the Fund may be required to liquidate portfolio investments sooner than it might otherwise have done.

Investments in lower-rated securities may present special tax issues for the Fund to the extent actual or anticipated defaults may be more likely with respect to such securities. Tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount, or market discount; when and to what extent deductions may be taken for bad debts or worthless securities; how payments received on obligations in default should be allocated between principal and income; and whether exchanges of debt obligations in a workout context are taxable. These and other issues will generally need to be addressed by the Fund, if it invests in such securities, in order to seek to eliminate or minimize any adverse tax consequences.

If the Fund acquires stock (including, under proposed regulations, an option to acquire stock such as is inherent in a convertible bond) in certain foreign corporations (‘‘passive foreign investment companies’’), that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or hold at least 50% of their assets in investments producing such passive income, the Fund could be subject to federal income tax and additional interest charges on ‘‘excess distributions’’ received from those companies or gain from the sale of stock in those companies, even if all income or gain actually received by the Fund is timely distributed to its shareholders. The Fund would not be able to pass through to its shareholders any credit or deduction for such a tax. In some cases, elections may be available that would ameliorate these adverse tax consequences, but those elections would require the Fund to include each year certain amounts as income or gain (subject to the distribution requirements described above) without a concurrent receipt of cash. The Fund may attempt to limit and/or to manage its holdings in passive foreign investment companies to minimize its tax liability or maximize its return from these investments.

Foreign Taxes

The Fund anticipates that it may be subject to foreign taxes on income (possibly including, in some cases, capital gains) from foreign securities. Tax conventions between certain countries and the United States may reduce or eliminate those foreign taxes in some cases. If, as may occur for the Fund, more than 50% of the Fund’s total assets at the close of a taxable year consists of stock or securities of foreign corporations, the Fund may file an election with the IRS pursuant to which the shareholders of the Fund will be required (1) to report as dividend income (in addition to taxable dividends actually received) their pro rata shares of foreign income taxes paid by the Fund that are treated as income taxes under U.S. tax regulations (which excludes, for example, stamp taxes, securities transaction taxes, and similar taxes) even though not actually received by those shareholders, and (2) to treat those respective pro rata shares as foreign income taxes paid by them, which they can claim either as a foreign tax credit, subject to applicable limitations, against their U.S. federal income tax liability or as an itemized deduction. (Shareholders who do not itemize deductions for federal income tax purposes will not, however, be able to deduct their pro rata portion of foreign taxes paid by the Fund, although those shareholders will be required to include their share of such taxes in gross income if the foregoing election is made by the Fund.)

If a shareholder chooses to take credit for the foreign taxes deemed paid by such shareholder as a result of any such election by the Fund, the amount of the credit that may be claimed in any year may not exceed the same proportion of the U.S. tax against which such credit is taken which the shareholder’s taxable income from foreign sources (but not in excess of the shareholder’s entire taxable income) bears to his entire taxable income. For this purpose, distributions from long-term and short-term capital gains or foreign currency gains by the Fund will generally not be treated as income from foreign sources. This foreign tax credit limitation may also be applied separately to certain specific categories of foreign-source income and the related foreign taxes. As a result of these rules, which have different effects depending upon each shareholder’s particular tax situation, certain shareholders of the Fund may not be able to claim a credit for the full amount of their proportionate share of the foreign taxes paid by the Fund even if the election is made by the Fund.

Shareholders who are not liable for U.S. federal income taxes, including retirement plans, other tax-exempt shareholders and non-U.S. shareholders, will ordinarily not benefit from the foregoing Fund election with respect to foreign taxes. Each year, if any, that the Fund files the election described above, shareholders will be notified of the amount of (1) each shareholder’s pro rata share of qualified foreign taxes paid by the Fund and (2) the portion of Fund dividends that represents income from foreign sources. If the Fund cannot or does not make this election, it may deduct its foreign taxes in computing the amount it is required to distribute.

Non-U.S. Shareholders

Shareholders who, as to the United States, are not ‘‘U.S. persons,’’ (i.e., are nonresident aliens, foreign corporations, fiduciaries of foreign trusts or estates, foreign partnerships or other non-U.S. investors) generally will be subject to U.S. federal withholding tax at the rate of 30% on distributions treated as ordinary income unless the tax is reduced or eliminated pursuant to a tax treaty or the distributions are effectively connected with a U.S. trade or business of the shareholder; but distributions of net capital gain, including amounts retained by the Fund which are designated as undistributed capital gains, to such a non-U.S. shareholder will not be subject to U.S. federal income or withholding tax unless the distributions are effectively connected with the shareholder’s trade or business in the United States or, in the case of a shareholder who is a nonresident alien individual, the shareholder is present in the United States for 183 days or more during the taxable year and certain other conditions are met. Non-U.S. shareholders may also be subject to U.S. federal withholding tax on deemed income resulting from any election by the Fund to treat qualified foreign taxes it pays as passed through to shareholders (as described above), but they may not be able to claim a U.S. tax credit or deduction with respect to such taxes.

Any capital gain realized by a non-U.S. shareholder upon a sale or redemption of shares of the Fund will not be subject to U.S. federal income or withholding tax unless the gain is effectively connected with the shareholder’s trade or business in the U.S., or in the case of a shareholder who is a nonresident alien individual, the shareholder is present in the U.S. for 183 days or more during the taxable year and certain other conditions are met.

Non-U.S. persons who fail to furnish the Fund with the proper IRS Form W-8 (i.e., W-8BEN, W-8ECI, W-8IMY or W-8EXP), or an acceptable substitute, may be subject to backup withholding at a 28% rate on dividends (including capital gain dividends) and on the proceeds of redemptions and exchanges.

Also, non-U.S. shareholders of the Fund may be subject to U.S. estate tax with respect to their Fund shares.

Each shareholder who is not a U.S. person should consult his or her tax adviser regarding the U.S. and non-U.S. tax consequences of ownership of shares of, and receipt of distributions from, the Fund.

State and Local Taxes

The Fund may be subject to state or local taxes in jurisdictions in which the Fund is deemed to be doing business. In addition, in those states or localities that impose income taxes, the treatment of the Fund and its shareholders under those jurisdictions’ tax laws may differ from the treatment under federal income tax laws, and an investment in the Fund may have tax consequences for shareholders that are different from those of a direct investment in the Fund’s portfolio securities. Shareholders should consult their own tax advisers concerning state and local tax matters.

OTHER INFORMATION

CAPITALIZATION

The Trust is a Delaware statutory trust established under a Declaration of Trust dated February 20, 2008. The capitalization of the Trust consists solely of an unlimited number of shares of beneficial interest with $0.001 par value per share. The Board of Trustees may authorize the division of shares into separate series and the division of series into separates classes of shares. The Trust currently consists of one series: IQ Alpha Hedge Strategy Fund. This series currently consists of two classes: Investor Class and Institutional Class Shares. When issued for payment as described in the Prospectus and this SAI, the shares will be fully paid, non-assessable, redeemable and freely transferable. Shares do not have preemptive rights or subscription rights. In liquidation of the Fund, each shareholder is entitled to receive his pro rata share of the net assets of that Fund.

Under Delaware law, unless otherwise provided in the Declaration of Trust, shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized under the general corporation law of the State of Delaware. The Declaration of Trust provides that all the assets of the Trust held with respect to each series shall be charged with the liabilities of the Trust with respect to such series and all expenses, costs, charges and reserves attributable to such series. Any general liabilities of the Trust which are not readily identifiable as being held in respect of a series shall be allocated and charged by the Trustees to and among any one or more series in such manner and on such basis as the Trustees in their sole discretion deem fair and equitable.

VOTING RIGHTS

The Trust is not required to hold annual meetings of shareholders and does not intend to hold such meetings. In the event that a meeting of shareholders is held, shareholders are entitled to one vote for each dollar of the net asset value of each share held and a factional vote for each fractional dollar of the net asset value of each share held. If a matter to be voted on does not affect the interests of a series (or a class of a series), then only the shareholders of the affected series (or class) will be entitled to vote on the matter. Shares have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees, and in this event, the holders of the remaining shares voting will not be able to elect any Trustees. Meetings of shareholders of the Trust, or any series or class thereof, may be called by the Trustees, certain officers or upon the written request of holders of 10% or more of the shares entitled to vote at such meetings. The Trustees will call a special meeting of shareholders for the purpose of electing Trustees, if, at any time, less than a majority of Trustees holding office at the time were elected by shareholders. The shareholders of the Trust will have voting rights only with respect to the limited number of matters specified in the Declaration of Trust and such other matters as the Trustees may determine or may be required by law. Rights of shareholders cannot be modified by less than a majority vote.

The Trustees will hold office indefinitely, except that: (1) any Trustee may resign or retire, (2) a Trustee will no longer serve if declared bankrupt or incompetent by a court of competent jurisdiction, and (3) any Trustee may be removed: (a) any time by written instrument signed by at least two-thirds of the number of Trustees prior to such removal; (b) at any meeting of shareholders of the Trust by a vote of two-thirds of the total combined net asset value of all shares of the Trust issued and outstanding; or (c) by a written declaration signed by shareholders holding not less than two-thirds of the total combined net asset value of all shares of the Trust issued and outstanding. In case a vacancy on the Board of Trustees shall for any reason exist, the vacancy shall be filled by the affirmative vote of a majority of the remaining Trustees, subject to certain restrictions under the 1940 Act. Otherwise, there will normally be no meeting of shareholders for the purpose of electing Trustees, and the Trust does not expect to have an annual meeting of shareholders.

INDEMNIFICATION; TERMINATION

The Declaration of Trust provides for indemnification of Trustees, officers, employees and agents of the Trust unless the recipient is adjudicated (i) to be liable by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office or (ii) not to have acted in good faith in the reasonable belief that such person’s actions were in the best interest of the Trust. The Declaration of Trust provides that, if any shareholder or former shareholder of any series is held personally liable solely by reason of being or having been a shareholder and not because of the shareholder’s acts or omissions or for some other reason, the shareholder or former shareholder (or the shareholder’s heirs, executors, administrators, legal representatives or general successors) shall be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, acting on behalf of any affected series, must, upon request by such shareholder, assume the defense of any claim made against such shareholder for any act or obligation of the series and satisfy any judgment thereon from the assets of the series.

The Declaration of Trust permits the termination of the Trust or of any series or class of the Trust (i) by a majority of the affected shareholders at a meeting of shareholders of the Trust, series or class; or (ii) by a majority of the Trustees without shareholder approval if the Trustees determine, in their sole discretion, that such action is in the best interest of the Trust, such series, such class or their respective shareholders. The Trustees may consider such factors as they, in their sole discretion, deem appropriate in making such determination, including (i) the inability of the Trust or any series or class to maintain its assets at an appropriate size; (ii) changes in laws or regulations governing the Trust, series, or class or affecting assets of the type in which it invests; or (iii) economic developments or trends having a significant adverse impact on the business or operations of the Trust or series.

The Declaration of Trust permits the Trustees to amend the Declaration of Trust without a shareholder vote. However, shareholders of the Trust have the right to vote on any amendment (i) that would adversely affect the voting rights of shareholders; (ii) that is required by law to be approved by shareholders; (iii) that would amend the provisions of the Declaration of Trust regarding amendments and supplements thereto; or (iv) that the Trustees determine to submit to shareholders.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

As of the date of this SAI, the Fund has not commenced operations and has only issued Institutional Class Shares to the Investment Advisor as part of the Fund’s initial capitalization.

REGISTRATION STATEMENT

This Statement of Additional Information and the Prospectus do not contain all of the information included in the Trust’s registration statement filed with the SEC under the 1933 Act with respect to the securities offered hereby, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. The registration statement, including the exhibits filed therewith, may be examined at the offices of the SEC in Washington, D.C.

Statements contained herein and in the Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

PROXY VOTING

The Trust, on behalf of the Fund, has delegated the voting of portfolio securities to the Sub-Advisor. The Sub-Advisor has adopted policies and procedures (the ‘‘Policy’’) for the voting of proxies on behalf of client accounts for which the Sub-Advisor has voting discretion, including the Fund. Under the Policy, the Sub-Advisor’s guiding principles in performing proxy voting are to make decisions that: (i) favor proposals that tend to maximize a company’s shareholder value; and (ii) are not influenced by conflicts of interest. These principles reflect the Sub-Advisor’s belief that sound corporate governance will create a framework within which a company can be managed in the interests of its shareholders.

The principles and positions reflected in the Policy are designed to guide the Sub-Advisor in voting proxies, and not necessarily in making investment decisions. Senior management of the Sub-Advisor will periodically review the Policy to ensure that it continues to be consistent with the Investment Advisor’s guiding principles.

Public Equity Investments

To implement these guiding principles for investments in publicly-traded equities, the Sub-Advisor follows proxy voting guidelines (the ‘‘Guidelines’’) developed by Institutional Shareholder Services (‘‘ISS’’), except in certain circumstances, which are generally described below. The Guidelines embody the positions and factors the Sub-Advisor generally considers important in casting proxy votes. They address a wide variety of individual topics, including, among others, shareholder voting rights, anti-takeover defenses, board structures, the election of directors, executive and director compensation, reorganizations, mergers, and various shareholder proposals. Attached as Appendix B is a summary of the Guidelines.

ISS has been retained to review proxy proposals and make voting recommendations in accordance with the Guidelines. While it is the Sub-Advisor’s policy generally to follow the Guidelines and recommendations from ISS, the Sub-Advisor’s portfolio management teams (‘‘Portfolio Management Teams’’) retain the authority on any particular proxy vote to vote differently from the Guidelines or a related ISS recommendation, in keeping with their different investment philosophies and processes. Such decisions, however, remain subject to a review and approval process, including a determination that the decision is not influenced by any conflict of interest. In forming their views on particular matters, the Portfolio Management Teams are also permitted to consider applicable regional rules and practices, including codes of conduct and other guides, regarding proxy voting, in addition to the Guidelines and recommendations from ISS.

In addition to assisting the Sub-Advisor in developing substantive proxy voting positions, ISS also updates and revises the Guidelines on a periodic basis, and the revisions are reviewed by the Sub-Advisor to determine whether they are consistent with the Sub-Advisor’s guiding principles. ISS also assists the Sub-Advisor in the proxy voting process by providing operational, recordkeeping and reporting services.

The Sub-Advisor is responsible for reviewing its relationship with ISS and for evaluating the quality and effectiveness of the various services provided by ISS. The Sub-Advisor may hire other service providers to replace or supplement ISS with respect to any of the services the Sub-Advisor currently receives from ISS.

The Sub-Advisor has implemented procedures that are intended to prevent conflicts of interest from influencing proxy voting decisions. These procedures include the Sub-Advisor’s use of ISS as an independent third party, a review and approval process for individual decisions that do not follow ISS’s recommendations, and the establishment of information barriers between the Sub-Advisor and other businesses within Sub-Advisor’s corporate chain of ownership.

Fixed Income and Private Investments.    Voting decisions with respect to fixed income securities and the securities of privately held issuers generally will be made by the Fund’s managers based on their assessment of the particular transactions or other matters at issue.

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 will become available on or through the Fund’s website at http://www.[    ].com and on the SEC’s website at http://www.sec.gov in August of the same year.

FINANCIAL STATEMENTS

A copy of the Fund’s Annual Reports (when available) may be obtained upon request and without charge by writing [Name & Address] or by calling the Fund/Investment Advisor, at the telephone number on the back cover of the Fund’s Prospectus. The Annual Report for the fiscal period ending December 31, 2008 will become available to investors in February, 2009. Attached to this SAI are financial statements reflecting the initial capitalization of the Fund.

APPENDIX A

DESCRIPTION OF SECURITIES RATINGS

Short-Term Credit Ratings

A Standard & Poor’s short-term issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation having an original maturity of no more than 365 days. The following summarizes the rating categories used by Standard & Poor’s for short-term issues:

‘‘A-1’’ – Obligations are rated in the highest category and indicate that the obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

‘‘A-2’’ – The obligor’s capacity to meet its financial commitment on the obligation is satisfactory. Obligations are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in the higher rating categories.

‘‘A-3’’ – Obligor has adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

‘‘B’’ – An obligation is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. Ratings of ‘‘B1’’, ‘‘B-2’’ and ‘‘B-3’’ may be assigned to indicate finer distinction within the ‘‘B’’ category.

‘‘C’’ – Obligations are currently vulnerable to nonpayment and are dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

‘‘D’’ – Obligations are in payment default. This rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The ‘‘D’’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Local Currency and Foreign Currency Risks – Country risk considerations are a standard part of Standard & Poor’s analysis for credit ratings on any issuer or issue. Currency of repayment is a key factor in this analysis. An obligor’s capacity to repay foreign currency obligations may be lower than its capacity to repay obligations in its local currency due to the sovereign government’s own relatively lower capacity to repay external versus domestic debt. These sovereign risk considerations are incorporated in the debt ratings assigned to specific issues. Foreign Currency issuer ratings are also distinguished from local currency issuer ratings to identify those instances where sovereign risks make them different for the same issuer.

Moody’s Investors Service (‘‘Moody’s’’) short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted.

Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

‘‘P-1’’ – Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

‘‘P-2’’ – Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

1-A

‘‘P-3’’ – Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

‘‘NP’’ – Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Fitch, Inc. / Fitch Ratings Ltd. (‘‘Fitch’’) short-term ratings scale applies to foreign currency and local currency ratings. A short-term rating has a time horizon of less than 13 months for most obligations, or up to three years for U.S. public finance, in line with industry standards, to reflect unique risk characteristics of bond, tax, and revenue anticipation notes that are commonly issued with terms up to three years. Short-term ratings thus place greater emphasis on the liquidity necessary to meet financial commitments in a timely manner. The following summarizes the rating categories used by Fitch for short-term obligations:

‘‘F1’’ – Securities possess the highest credit quality. This designation indicates the strongest capacity for timely payment of financial commitments; may have an added ‘‘+’’ to denote any exceptionally strong credit feature.

‘‘F2’’ – Securities possess good credit quality. This designation indicates a satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

‘‘F3’’ – Securities possess fair credit quality. This designation indicates that the capacity for timely payment of financial commitments is adequate; however, near term adverse changes could result in a reduction to noninvestment grade.

‘‘B’’ – Securities possess speculative credit quality. This designation indicates minimal capacity for timely payment of financial commitments, plus vulnerability to near term adverse changes in financial and economic conditions.

‘‘C’’ – Securities possess high default risk. Default is a real possibility. This designation indicates a capacity for meeting financial commitments which is solely reliant upon a sustained, favorable business and economic environment.

‘‘D’’ – Indicates an entity or sovereign that has defaulted on all of its financial obligations.

‘‘NR’’ – This designation indicates that Fitch does not publicly rate the associated issuer or issue.

‘‘WD’’ – This designation indicates that the rating has been withdrawn and is no longer maintained by Fitch.

The following summarizes the ratings used by Dominion Bond Rating Service Limited (‘‘DBRS’’) for commercial paper and short-term debt:

‘‘R-1 (high)’’ – Short-term debt rated ‘‘R-1 (high)’’ is of the highest credit quality, and indicates an entity possessing unquestioned ability to repay current liabilities as they fall due. Entities rated in this category normally maintain strong liquidity positions, conservative debt levels, and profitability that is both stable and above average. Companies achieving an ‘‘R-1 (high)’’ rating are normally leaders in structurally sound industry segments with proven track records, sustainable positive future results, and no substantial qualifying negative factors. Given the extremely tough definition DBRS has established for an ‘‘R-1 (high)’’, few entities are strong enough to achieve this rating.

‘‘R-1 (middle)’’ – Short-term debt rated ‘‘R-1 (middle)’’ is of superior credit quality and, in most cases, ratings in this category differ from ‘‘R-1 (high)’’ credits by only a small degree. Given the extremely tough definition DBRS has established for the ‘‘R-1 (high)’’ category, entities rated ‘‘R-1 (middle)’’ are also considered strong credits, and typically exemplify above average strength in key areas of consideration for the timely repayment of short-term liabilities.

‘‘R-1 (low)’’ – Short-term debt rated ‘‘R-1 (low)’’ is of satisfactory credit quality. The overall strength and outlook for key liquidity, debt and profitability ratios are not normally as favorable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors that exist are considered manageable, and the entity is normally of sufficient size to have some influence in its industry.

2-A

‘‘R-2 (high)’’ – Short-term debt rated ‘‘R-2 (high)’’ is considered to be at the upper end of adequate credit quality. The ability to repay obligations as they mature remains acceptable, although the overall strength and outlook for key liquidity, debt, and profitability ratios is not as strong as credits rated in the ‘‘R-1 (low)’’ category. Relative to the latter category, other shortcomings often include areas such as stability, financial flexibility, and the relative size and market position of the entity within its industry.

‘‘R-2 (middle)’’ – Short-term debt rated ‘‘R-2 (middle)’’ is considered to be of adequate credit quality. Relative to the ‘‘R-2 (high)’’ category, entities rated ‘‘R-2 (middle)’’ typically have some combination of higher volatility, weaker debt or liquidity positions, lower future cash flow capabilities, or are negatively impacted by a weaker industry. Ratings in this category would be more vulnerable to adverse changes in financial and economic conditions.

‘‘R-2 (low)’’ – Short-term debt rated ‘‘R-2 (low)’’ is considered to be at the lower end of adequate credit quality, typically having some combination of challenges that are not acceptable for an ‘‘R-2 (middle)’’ credit. However, ‘‘R-2 (low)’’ ratings still display a level of credit strength that allows for a higher rating than the ‘‘R-3’’ category, with this distinction often reflecting the issuer’s liquidity profile.

‘‘R-3’’ – Short-term debt rated ‘‘R-3’’ is considered to be at the lowest end of adequate credit quality, one step up from being speculative. While not yet defined as speculative, the R-3 category signifies that although repayment is still expected, the certainty of repayment could be impacted by a variety of possible adverse developments, many of which would be outside the issuer’s control. Entities in this area often have limited access to capital markets and may also have limitations in securing alternative sources of liquidity, particularly during periods of weak economic conditions.

‘‘R-4’’ – Short-term debt rated R-4 is speculative. R-4 credits tend to have weak liquidity and debt ratios, and the future trend of these ratios is also unclear. Due to its speculative nature, companies with R-4 ratings would normally have very limited access to alternative sources of liquidity. Earnings and cash flow would typically be very unstable, and the level of overall profitability of the entity is also likely to be low. The industry environment may be weak, and strong negative qualifying factors are also likely to be present.

‘‘R-5’’ – Short-tern debt rated R-5 is highly speculative. There is a reasonably high level of uncertainty as to the ability of the entity to repay the obligations on a continuing basis in the future, especially in periods of economic recession or industry adversity. In some cases, short term debt rated R-5 may have challenges that if not corrected, could lead to default.

‘‘D’’ – A security rated ‘‘D’’ implies the issuer has either not met a scheduled payment or the issuer has made it clear that it will be missing such a payment in the near future. In some cases, DBRS may not assign a ‘‘D’’ rating under a bankruptcy announcement scenario, as allowances for grace periods may exist in the underlying legal documentation. Once assigned, the ‘‘D’’ rating will continue as long as the missed payment continues to be in arrears, and until such time as the rating is suspended, discontinued, or reinstated by DBRS.

Long-Term Credit Ratings

The following summarizes the ratings used by Standard & Poor’s for long-term issues:

‘‘AAA’’ – An obligation rated ‘‘AAA’’ has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

‘‘AA’’ – An obligation rated ‘‘AA’’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

‘‘A’’ – An obligation rated ‘‘A’’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

‘‘BBB’’ – An obligation rated ‘‘BBB’’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

3-A

Obligations rated ‘‘BB,’’ ‘‘B,’’ ‘‘CCC,’’ ‘‘CC’’ and ‘‘C’’ are regarded as having significant speculative characteristics. ‘‘BB’’ indicates the least degree of speculation and ‘‘C’’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

‘‘BB’’ – An obligation rated ‘‘BB’’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

‘‘B’’ – An obligation rated ‘‘B’’ is more vulnerable to nonpayment than obligations rated ‘‘BB,’’ but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

‘‘CCC’’ – An obligation rated ‘‘CCC’’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

‘‘CC’’ – An obligation rated ‘‘CC’’ is currently highly vulnerable to nonpayment.

‘‘C’’ – A subordinated debt or preferred stock obligation rated ‘‘C’’ is currently highly vulnerable to nonpayment. The ‘‘C’’ rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A ‘‘C’’ also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

‘‘D’’ – An obligation rated ‘‘D’’ is in payment default. The ‘‘D’’ rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The ‘‘D’’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus (−) – The ratings from ‘‘AA’’ to ‘‘CCC’’ may be modified by the addition of a plus (+) or minus (−) sign to show relative standing within the major rating categories.

‘‘NR’’ – This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

Local Currency and Foreign Currency Risks – Country risk considerations are a standard part of Standard & Poor’s analysis for credit ratings on any issuer or issue. Currency of repayment is a key factor in this analysis. An obligor’s capacity to repay foreign currency obligations may be lower than its capacity to repay obligations in its local currency due to the sovereign government’s own relatively lower capacity to repay external versus domestic debt. These sovereign risk considerations are incorporated in the debt ratings assigned to specific issues. Foreign currency issuer ratings are also distinguished from local currency issuer ratings to identify those instances where sovereign risks make them different for the same issuer.

The following summarizes the ratings used by Moody’s for long-term debt:

‘‘Aaa’’ – Obligations rated ‘‘Aaa’’ are judged to be of the highest quality, with minimal credit risk.

‘‘Aa’’ – Obligations rated ‘‘Aa’’ are judged to be of high quality and are subject to very low credit risk.

‘‘A’’ – Obligations rated ‘‘A’’ are considered upper-medium grade and are subject to low credit risk.

‘‘Baa’’ – Obligations rated ‘‘Baa’’ are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

‘‘Ba’’ – Obligations rated ‘‘Ba’’ are judged to have speculative elements and are subject to substantial credit risk.

‘‘B’’ – Obligations rated ‘‘B’’ are considered speculative and are subject to high credit risk.

4-A

‘‘Caa’’ – Obligations rated ‘‘Caa’’ are judged to be of poor standing and are subject to very high credit risk.

‘‘Ca’’ – Obligations rated ‘‘Ca’’ are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

‘‘C’’ – Obligations rated ‘‘C’’ are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from ‘‘Aa’’ through ‘‘Caa.’’ The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

The following summarizes long-term ratings used by Fitch:

‘‘AAA’’ – Securities considered to be of the highest credit quality. ‘‘AAA’’ ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

‘‘AA’’ – Securities considered to be of very high credit quality. ‘‘AA’’ ratings denote expectations of very low credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

‘‘A’’ – Securities considered to be of high credit quality. ‘‘A’’ ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

‘‘BBB’’ – Securities considered to be of good credit quality. ‘‘BBB’’ ratings indicate that there is currently expectations of low credit risk. The capacity for payment of financial commitments is considered adequate but adverse changes in circumstances and economic conditions are more likely to impair this capacity. This is the lowest investment grade category.

‘‘BB’’ – Securities considered to be speculative. ‘‘BB’’ ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

‘‘B’’ – Securities considered to be highly speculative. ‘‘B’’ ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

‘‘CCC,’’ ‘‘CC’’ and ‘‘C’’ – Securities have high default risk. Default is a real possibility, and capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments. A ‘‘CC’’ rating indicates that default of some kind appears probable. ‘‘C’’ ratings signal imminent default.

‘‘RD’’ – Indicates an entity has failed to make due payments (within the applicable grace period) on some but not all material financial obligations, but continues to honor other classes of obligations.

‘‘D’’ – Indicates an entity or sovereign that has defaulted on all of its financial obligations.

Plus (+) or minus (−) may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the ‘‘AAA’’ category or to categories below ‘‘CCC’’.

‘‘NR’’ indicates that Fitch does not publicly rate the associated issue or issuer.

The following summarizes the ratings used by DBRS for long-term debt:

‘‘AAA’’ – Long-term debt rated ‘‘AAA’’ is of the highest credit quality, with exceptionally strong protection for the timely repayment of principal and interest. Earnings are considered stable, the structure

5-A

of the industry in which the entity operates is strong, and the outlook for future profitability is favorable. There are few qualifying factors present which would detract from the performance of the entity. The strength of liquidity and coverage ratios is unquestioned and the entity has established a creditable track record of superior performance. Given the extremely high standard which DBRS has set for this category, few entities are able to achieve a ‘‘AAA’’ rating.

‘‘AA’’ – Long-term debt rated ‘‘AA’’ is of superior credit quality, and protection of interest and principal is considered high. In many cases they differ from long-term debt rated ‘‘AAA’’ only to a small degree. Given the extremely restrictive definition DBRS has for the ‘‘AAA’’ category, entities rated ‘‘AA’’ are also considered to be strong credits, typically exemplifying above-average strength in key areas of consideration and unlikely to be significantly affected by reasonably foreseeable events.

‘‘A’’ – Long-term debt rated ‘‘A’’ is of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than that of ‘‘AA’’ rated entities. While ‘‘A’’ is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.

‘‘BBB’’ – Long-term debt rated ‘‘BBB’’ is of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

‘‘BB’’ – Long-term debt rated ‘‘BB’’ is defined to be speculative and non-investment grade, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. Entities in the ‘‘BB’’ range typically have limited access to capital markets and additional liquidity support. In many cases, deficiencies in critical mass, diversification, and competitive strength are additional negative considerations.

‘‘B’’ – Long-term debt rated ‘‘B’’ is highly speculative and there is a reasonably high level of uncertainty as to the ability of the entity to pay interest and principal on a continuing basis in the future, especially in periods of economic recession or industry adversity.

‘‘CCC’’, ‘‘CC’’ and ‘‘C’’ – Long-term debt rated in any of these categories is very highly speculative and is in danger of default of interest and principal. The degree of adverse elements present is more severe than long-term debt rated ‘‘B.’’ Long-term debt rated below ‘‘B’’ often have features which, if not remedied, may lead to default. In practice, there is little difference between these three categories, with ‘‘CC’’ and ‘‘C’’ normally used for lower ranking debt of companies for which the senior debt is rated in the ‘‘CCC’’ to ‘‘B’’ range.

‘‘D’’ – A security rated ‘‘D’’ implies the issuer has either not met a scheduled payment of interest or principal or that the issuer has made it clear that it will miss such a payment in the near future. In some cases, DBRS may not assign a ‘‘D’’ rating under a bankruptcy announcement scenario, as allowances for grace periods may exist in the underlying legal documentation. Once assigned, the ‘‘D’’ rating will continue as long as the missed payment continues to be in arrears, and until such time as the rating is suspended, discontinued or reinstated by DBRS.

(‘‘high’’, ‘‘low’’) – Each rating category is denoted by the subcategories ‘‘high’’ and ‘‘low’’. The absence of either a ‘‘high’’ or ‘‘low’’ designation indicates the rating is in the ‘‘middle’’ of the category. The ‘‘AAA’’ and ‘‘D’’ categories do not utilize ‘‘high’’, ‘‘middle’’, and ‘‘low’’ as differential grades.

Municipal Note Ratings

A Standard & Poor’s U.S. municipal note rating reflects the liquidity factors and market access risks unique to notes. Notes due in three years or less will likely receive a note rating. Notes maturing beyond three years will most likely receive a long-term debt rating. The following criteria will be used in making that assessment:

•	Amortization schedule-the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

•	Source of payment-the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

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Note rating symbols are as follows:

‘‘SP-1’’ – The issuers of these municipal notes exhibit a strong capacity to pay principal and interest. Those issues determined to possess a very strong capacity to pay debt service are given a plus (+) designation.

‘‘SP-2’’ – The issuers of these municipal notes exhibit a satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

‘‘SP-3’’ – The issuers of these municipal notes exhibit speculative capacity to pay principal and interest.

Moody’s uses three rating categories for short-term municipal obligations that are considered investment grade. These ratings are designated as Municipal Investment Grade (‘‘MIG’’) and are divided into three levels – ‘‘MIG-1’’ through ‘‘MIG-3’’. In addition, those short-term obligations that are of speculative quality are designated ‘‘SG’’, or speculative grade. MIG ratings expire at the maturity of the obligation. The following summarizes the ratings used by Moody’s for these short-term obligations:

‘‘MIG-1’’ – This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

‘‘MIG-2’’ – This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

‘‘MIG-3’’ – This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

‘‘SG’’ – This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

In the case of variable rate demand obligations (‘‘VRDOs’’), a two-component rating is assigned; a long- or short-term debt rating and a demand obligation rating. The first element represents Moody’s evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody’s evaluation of the degree of risk associated with the ability to receive purchase price upon demand (‘‘demand feature’’), using a variation of the MIG rating scale, the Variable Municipal Investment Grade or ‘‘VMIG’’ rating.

When either the long- or short-term aspect of a VRDO is not rated, that piece is designated ‘‘NR’’, e.g., ‘‘Aaa/NR’’ or ‘‘NR/VMIG-1’’.

VMIG rating expirations are a function of each issue’s specific structural or credit features.

‘‘VMIG-1’’ – This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

‘‘VMIG-2’’ – This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

‘‘VMIG-3’’ – This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

‘‘SG’’ – This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.

Fitch uses the same ratings for municipal securities as described above for other short-term credit ratings.

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About Credit Ratings

A Standard & Poor’s issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

Moody’s credit ratings must be construed solely as statements of opinion and not as statements of fact or recommendations to purchase, sell or hold any securities.

Fitch’s credit ratings provide an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Fitch credit ratings are used by investors as indications of the likelihood of receiving their money back in accordance with the terms on which they invested. Fitch’s credit ratings cover the global spectrum of corporate, sovereign (including supranational and sub-national), financial, bank, insurance, municipal and other public finance entities and the securities or other obligations they issue, as well as structured finance securities backed by receivables or other financial assets.

DBRS credit ratings are not buy, hold or sell recommendations, but rather the result of qualitative and quantitative analysis focusing solely on the credit quality of the issuer and its underlying obligations.

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APPENDIX B

2007 ISS INTERNATIONAL PROXY VOTING GUIDELINES SUMMARY

Operational Items

Financial Results/Director and Auditor Reports

Vote FOR approval of financial statements and director and auditor reports, unless:

•	There are concerns about the accounts presented or audit procedures used; or

•	The company is not responsive to shareholder questions about specific items that should be publicly disclosed.

Appointment of Auditors and Auditor Fees

Vote FOR the reelection of auditors and proposals authorizing the board to fix auditor fees, unless:

•	There are serious concerns about the accounts presented or the audit procedures used;

•	The auditors are being changed without explanation; or

•	Non-audit-related fees are substantial or are routinely in excess of standard annual audit-related fees.

Vote AGAINST the appointment of external auditors if they have previously served the company in an executive capacity or can otherwise be considered affiliated with the company.

Appointment of Internal Statutory Auditors

Vote FOR the appointment or reelection of statutory auditors, unless:

•	There are serious concerns about the statutory reports presented or the audit procedures used;

•	Questions exist concerning any of the statutory auditors being appointed; or

•	The auditors have previously served the company in an executive capacity or can otherwise be considered affiliated with the company.

Allocation of Income

Vote FOR approval of the allocation of income, unless:

•	The dividend payout ratio has been consistently below 30 percent without adequate explanation; or

•	The payout is excessive given the company’s financial position.

Stock (Scrip) Dividend Alternative

Vote FOR most stock (scrip) dividend proposals.

Vote AGAINST proposals that do not allow for a cash option unless management demonstrates that the cash option is harmful to shareholder value.

Amendments to Articles of Association

Vote amendments to the articles of association on a CASE-BY-CASE basis.

Change in Company Fiscal Term

Vote FOR resolutions to change a company’s fiscal term unless a company’s motivation for the change is to postpone its AGM.

Lower Disclosure Threshold for Stock Ownership

Vote AGAINST resolutions to lower the stock ownership disclosure threshold below 5 percent unless specific reasons exist to implement a lower threshold.

1-B

Amend Quorum Requirements

Vote proposals to amend quorum requirements for shareholder meetings on a CASE-BY-CASE basis.

Transact Other Business

Vote AGAINST other business when it appears as a voting item.

Board of Directors

Director Elections

Vote FOR management nominees in the election of directors, unless:

•	Adequate disclosure has not been provided in a timely manner;

•	There are clear concerns over questionable finances or restatements;

•	There have been questionable transactions with conflicts of interest;

•	There are any records of abuses against minority shareholder interests; or

•	The board fails to meet minimum corporate governance standards.

Vote FOR individual nominees unless there are specific concerns about the individual, such as criminal wrongdoing or breach of fiduciary responsibilities.

Vote AGAINST shareholder nominees unless they demonstrate a clear ability to contribute positively to board deliberations.

Vote AGAINST individual directors if repeated absences at board meetings have not been explained (in countries where this information is disclosed).

Vote AGAINST labor representatives if they sit on either the audit or compensation committee, as they are not required to be on those committees.

2007 International Classification of Directors

Executive Director

•	Employee or executive of the company;

•	Any director who is classified as a non-executive, but receives salary, fees, bonus, and/or other benefits that are in line with the highest-paid executives of the company.

Non-Independent Non-Executive Director (NED)

•	Any director who is attested by the board to be a non-independent NED;

•	Any director specifically designated as a representative of a significant shareholder of the company;

•	Any director who is also an employee or executive of a significant shareholder of the company;

•	Beneficial owner (direct or indirect) of at least 10 percent of the company’s stock, either in economic terms or in voting rights (this may be aggregated if voting power is distributed among more than one member of a defined group, e.g., members of a family that beneficially own less than 10 percent individually, but collectively own more than 10 percent), unless market best practice dictates a lower ownership and/or disclosure threshold (and in other special market-specific circumstances);

2-B

•	Government representative;

•	Currently provides (or a relative[1] provides) professional services[4]to the company, to an affiliate of the company, or to an individual officer of the company or of one of its affiliates in excess of $10,000 per year;

•	Represents customer, supplier, creditor, banker, or other entity with which company maintains transactional/commercial relationship (unless company discloses information to apply a materiality test2);

•	Any director who has conflicting or cross-directorships with executive directors or the chairman of the company;

•	Relative[1] of current employee of the company or its affiliates;

•	Relative[1] of former executive of the company or its affiliates;

•	A new appointee elected other than by a formal process through the general meeting (such as a contractual appointment by a substantial shareholder);

•	Founder/co-founder/member of founding family but not currently an employee;

•	Former executive (five-year cooling off period);

•	Years of service will NOT be a determining factor unless it is recommended best practice in a market:

–	9 years (from the date of election) in the United Kingdom and Ireland;

–	12 years in European markets.

Independent NED

•	No material[3] connection, either direct or indirect, to the company other than a board seat.

Employee Representative

•	Represents employees or employee shareholders of the company (classified as ‘‘employee representative’’ but considered a non-independent NED).

Director Compensation

Vote FOR proposals to award cash fees to non-executive directors unless the amounts are excessive relative to other companies in the country or industry.

Vote non-executive director compensation proposals that include both cash and share-based components on a CASE-BY-CASE basis.

Vote proposals that bundle compensation for both non-executive and executive directors into a single resolution on a CASE-BY-CASE basis.

Vote AGAINST proposals to introduce retirement benefits for non-executive directors.

[1]	‘‘Relative’’ follows the SEC’s proposed definition of ‘‘immediate family members’’ which covers spouses, parents, children, step-parents, stepchildren, siblings, in-laws, and any person (other than a tenant or employee) sharing the household of any director, nominee for director, executive officer, or significant shareholder of the company.
[2]	If the company makes or receives annual payments exceeding the greater of $200,000 or 5 percent of the recipient’s gross revenues. (The recipient is the party receiving the financial proceeds from the transaction.)
[3]	For purposes of ISS’ director independence classification, ‘‘material’’ will be defined as a standard of relationship (financial, personal, or otherwise) that a reasonable person might conclude could potentially influence one’s objectivity in the boardroom in a manner that would have a meaningful impact on an individual’s ability to satisfy requisite fiduciary standards on behalf of shareholders.
[4]	Professional services can be characterized as advisory in nature and generally include the following: investment banking/financial advisory services; commercial banking (beyond deposit services); investment services; insurance services; accounting/audit services; consulting services; marketing services; and legal services. The case of participation in a banking syndicate by a non-lead bank should be considered a transaction (and hence subject to the associated materiality test)rather than aprofessional relationship.

3-B

Discharge of Board and Management

Vote FOR discharge of the board and management, unless:

•	There are serious questions about actions of the board or management for the year in question; or

•	Legal action is being taken against the board by other shareholders.

Vote AGAINST proposals to remove approval of discharge of board and management from the agenda.

Director, Officer, and Auditor Indemnification and Liability Provisions

Vote proposals seeking indemnification and liability protection for directors and officers on a CASE-BY-CASE basis.

Vote AGAINST proposals to indemnify auditors.

Board Structure

Vote FOR proposals to fix board size.

Vote AGAINST the introduction of classified boards and mandatory retirement ages for directors.

Vote AGAINST proposals to alter board structure or size in the context of a fight for control of the company or the board.

Capital Structure

Share Issuance Requests

General Issuances:

Vote FOR issuance requests with preemptive rights to a maximum of 100 percent over currently issued capital.

Vote FOR issuance requests without preemptive rights to a maximum of 20 percent of currently issued capital.

Specific Issuances:

Vote on a CASE-BY-CASE basis on all requests, with or without preemptive rights.

Increases in Authorized Capital

Vote FOR non-specific proposals to increase authorized capital up to 100 percent over the current authorization unless the increase would leave the company with less than 30 percent of its new authorization outstanding.

Vote FOR specific proposals to increase authorized capital to any amount, unless:

•	The specific purpose of the increase (such as a share-based acquisition or merger) does not meet ISS guidelines for the purpose being proposed; or

•	The increase would leave the company with less than 30 percent of its new authorization outstanding after adjusting for all proposed issuances.

Vote AGAINST proposals to adopt unlimited capital authorizations.

Reduction of Capital

Vote FOR proposals to reduce capital for routine accounting purposes unless the terms are unfavorable to shareholders.

Vote proposals to reduce capital in connection with corporate restructuring on a CASE-BY-CASE basis.

4-B

Capital Structures

Vote FOR resolutions that seek to maintain or convert to a one-share, one-vote capital structure.

Vote AGAINST requests for the creation or continuation of dual-class capital structures or the creation of new or additional supervoting shares.

Preferred Stock

Vote FOR the creation of a new class of preferred stock or for issuances of preferred stock up to 50 percent of issued capital unless the terms of the preferred stock would adversely affect the rights of existing shareholders.

Vote FOR the creation/issuance of convertible preferred stock as long as the maximum number of common shares that could be issued upon conversion meets ISS’ guidelines on equity issuance requests.

Vote AGAINST the creation of a new class of preference shares that would carry superior voting rights to the common shares.

Vote AGAINST the creation of blank check preferred stock unless the board clearly states that the authorization will not be used to thwart a takeover bid.

Vote proposals to increase blank check preferred authorizations on a CASE-BY-CASE basis.

Debt Issuance Requests

Vote non-convertible debt issuance requests on a CASE-BY-CASE basis, with or without preemptive rights.

Vote FOR the creation/issuance of convertible debt instruments as long as the maximum number of common shares that could be issued upon conversion meets ISS’ guidelines on equity issuance requests.

Vote FOR proposals to restructure existing debt arrangements unless the terms of the restructuring would adversely affect the rights of shareholders.

Pledging of Assets for Debt

Vote proposals to approve the pledging of assets for debt on a CASE-BY-CASE basis.

Increase in Borrowing Powers

Vote proposals to approve increases in a company’s borrowing powers on a CASE-BY-CASE basis.

Share Repurchase Plans

Vote FOR share repurchase plans, unless:

•	Clear evidence of past abuse of the authority is available; or

•	The plan contains no safeguards against selective buybacks.

Reissuance of Shares Repurchased

Vote FOR requests to reissue any repurchased shares unless there is clear evidence of abuse of this authority in the past.

Capitalization of Reserves for Bonus Issues/Increase in Par Value

Vote FOR requests to capitalize reserves for bonus issues of shares or to increase par value.

Other

Reorganizations/Restructurings

Vote reorganizations and restructurings on a CASE-BY-CASE basis.

5-B

Mergers and Acquisitions

Vote CASE-BY-CASE on mergers and acquisitions taking into account the following:

For every M&A analysis, ISS reviews publicly available information as of the date of the report and evaluates the merits and drawbacks of the proposed transaction, balancing various and sometimes countervailing factors including:

•	Valuation – Is the value to be received by the target shareholders (or paid by the acquirer) reasonable? While the fairness opinion may provide an initial starting point for assessing valuation reasonableness, ISS places emphasis on the offer premium, market reaction, and strategic rationale.

•	Market reaction – How has the market responded to the proposed deal? A negative market reaction will cause ISS to scrutinize a deal more closely.

•	Strategic rationale – Does the deal make sense strategically? From where is the value derived? Cost and revenue synergies should not be overly aggressive or optimistic, but reasonably achievable. Management should also have a favorable track record of successful integration of historical acquisitions.

•	Conflicts of interest – Are insiders benefiting from the transaction disproportionately and inappropriately as compared to non-insider shareholders? ISS will consider whether any special interests may have influenced these directors and officers to support or recommend the merger.

•	Governance – Will the combined company have a better or worse governance profile than the current governance profiles of the respective parties to the transaction? If the governance profile is to change for the worse, the burden is on the company to prove that other issues (such as valuation) outweigh any deterioration in governance.

Vote AGAINST if the companies do not provide sufficient information upon request to make an informed voting decision.

Mandatory Takeover Bid Waivers

Vote proposals to waive mandatory takeover bid requirements on a CASE-BY-CASE basis.

Reincorporation Proposals

Vote reincorporation proposals on a CASE-BY-CASE basis.

Expansion of Business Activities

Vote FOR resolutions to expand business activities unless the new business takes the company into risky areas.

Related-Party Transactions

Vote related-party transactions on a CASE-BY-CASE basis.

Compensation Plans

Vote compensation plans on a CASE-BY-CASE basis.

Antitakeover Mechanisms

Vote AGAINST all antitakeover proposals unless they are structured in such a way that they give shareholders the ultimate decision on any proposal or offer.

Shareholder Proposals

Vote all shareholder proposals on a CASE-BY-CASE basis.

6-B

Vote FOR proposals that would improve the company’s corporate governance or business profile at a reasonable cost.

Vote AGAINST proposals that limit the company’s business activities or capabilities or result in significant costs being incurred with little or no benefit.

7-B

PART C

OTHER INFORMATION

Item 23.     Exhibits

(a)	Declaration of Trust (‘‘Trust Instrument’’) of IndexIQ Trust (‘‘Registrant’’).*

(b)	By-Laws of Registrant.*

(c)	Articles III, V, and VI of the Trust Instrument, Exhibit 23(a) hereto, defines the rights of holders of the securities being registered. (Certificates for shares are not issued.)

(d)(1)	Advisory Agreement between the Registrant and IndexIQ Advisors, LLC (‘‘Investment Advisor’’), as adviser for the IQ Alpha Hedge Strategy Fund (the ‘‘Fund’’). *

(d)(1)	Sub-Advisory Agreement between the Investment Advisor and Mellon Capital Management Corporation (the ‘‘Sub-Advisor’’), as sub-advisor for the Fund.*

(e)(1)	Distribution Agreement among the Registrant, [PFPC] Distributors, Inc. (the ‘‘Distributor’’) and the Registrant.*

(e)(2)	Form of Selling Dealer Agreement between the Distributor and dealers.*

(f)	Not applicable.

(g)	Custody Agreement between the Registrant and the Bank of New York. *

(h)(1)	Fund Administration and Accounting Agreement between the Registrant and [PFPC].*

(h)(2)	Transfer Agency and Service Agreement between the Registrant and the Bank of New York. *

(h)(3)	Sub-License Agreement among the Registrant, the Investment Advisor and Financial Development Holdco LLC (‘‘IndexIQ’’) with regard to the HedgeIQ Leveraged Composite Index.*

(h)(4)	Expense Limitation Agreement between the Registrant and the Investment Advisor with regard to the Fund.*

(i)	Opinion and Consent of Katten Muchin Rosenman LLP regarding the legality of securities registered with respect to the Registrant. *

(j)(1)	Consent of [ ] LLP, independent auditor with respect to the Fund. *

(j)(2)	Consent of Katten Muchin Rosenman LLP (included in Exhibit 23(i) hereto).

(k)	Not applicable.

(l)	Not applicable.

(m)	Not applicable.

(n)	Not applicable.

(o)	Reserved.

(p)(1)	Code of Ethics for the Registrant and the Investment Advisor. *

(p)(2)	Code of Ethics for the Sub-Advisor.*

(p)(3)	Code of Ethics for the Distributor.*

(q)	Powers of Attorney.*

*	To be filed by amendment.

Item 24.    Persons Controlled by or Under Common Control with Registrant.

Not Applicable.

Item 25.    Indemnification

Under Delaware law, Section 3817 of the Treatment of Delaware Statutory Trusts empowers Delaware business trusts to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions as may be set forth in the governing instrument of the business trust. The Registrant’s Trust Instrument contains the following provisions:

Section 2.    Indemnification and Limitation of Liability. The Trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, Investment Advisor or Principal Underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, and, as provided in Section 3 of this Article VII, the Trust out of its assets shall indemnify and hold harmless each and every Trustee and officer of the Trust from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to such Trustee’s performance of his or her duties as a Trustee or officer of the Trust; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Trust or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Section 3.    Indemnification.

(a)    Subject to the exceptions and limitations contained in Subsection (b) below:

(i)    every person who is, or has been, a Trustee or an officer, employee or agent of the Trust (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) (‘‘Covered Person’’) shall be indemnified by the Trust or the appropriate Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof; and

(ii)    as used herein, the words ‘‘claim,’’ ‘‘action,’’ ‘‘suit,’’ or ‘‘proceeding’’ shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened, and the words ‘‘liability’’ and ‘‘expenses’’ shall include, without limitation, attorneys, fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b)    No indemnification shall be provided hereunder to a Covered Person:

(i)    who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or

(ii)     in the event the matter is not adjudicated by a court or other appropriate body, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office: by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(c)    The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.

(d)    To the maximum extent permitted by applicable law, expenses incurred in defending any proceeding may be advanced by the Trust before the disposition of the proceeding upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or applicable Series if it is ultimately determined that he is not entitled to indemnification under this Section; provided, however, that either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe that such Covered Person will not be disqualified from indemnification under this Section.

(e)    Any repeal or modification of this Article VII by the Shareholders, or adoption or modification of any other provision of the Declaration or By-laws inconsistent with this Article, shall be prospective only, to the extent that such repeal, or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption.

In addition, the Registrant has entered into an Investment Advisory Agreement with its Investment Advisor and a Distribution Agreement with its Distributor. These agreements provide indemnification for those entities and their affiliates. The Investment Advisor’s and Distributor’s personnel may serve as trustees and officers of the Trust. The Investment Advisory Agreement with the Fund provides that the Investment Advisor will not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Advisor or from reckless disregard by the Investment Advisor of its obligations or duties under the Agreement. Under the Distribution Agreement, the Registrant will indemnify PFPC Distributors, Inc. against certain liabilities.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (‘‘Act’’), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust Instrument or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Trustees and officers liability policies purchased by the Registrant insure the Registrant and their respective trustees, partners, officers and employees, subject to the policies’ coverage limits and exclusions and varying deductibles, against loss resulting from claims by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Item 26.    Business and Other Connections of Investment Advisor.

The description of the Investment Advisor and the Sub-Advisor is found under the caption ‘‘Service Providers—Investment Advisor’’ and ‘‘—Sub-Advisor’’ in the Prospectus and under the caption ‘‘Management Services—Investment Advisor’’ and ‘‘—Sub-Advisor’’ in the Statement of Additional Information constituting Parts A and B, respectively, of this Registration Statement, which are incorporated by reference herein. The Investment Advisor and the Sub-Advisor provide investment advisory services to other persons or entities other than the Registrant.

Item 27.    Principal Underwriters.

(a)    The sole principal underwriter for the Fund is PFPC Distributors, Inc. (‘‘PFPC’’), which acts as distributor of the Registrant and the following other funds:

PFPC Distributed Funds

Fund Group Name	Fund Name	Advisor Name

(b)    To the best of Registrant’s knowledge, the managers, principals and officers of PFPC, the distributor for the Registrant, are as follows:

(1) Name and Principal Business Address	(2) Positions and Offices with Underwriter	(3) Positions and Offices with Registrant

Item 28.    Location of Accounts and Records.

The Declaration of Trust, By-laws and minute books of the Registrant and certain investment adviser records are in the physical possession of [                                                                    ]. All other accounts, books and other documents required to be maintained under Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are in the physical possession of [                                                        ].

Item 29.    Management Services

Not applicable.

Item 30.    Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (‘‘Securities Act’’), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on this          day of April, 2008.

INDEXIQ TRUST
By:	/s/ Adam S. Patti
Adam S. Patti President

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Title	Date
/s/ Adam S. Patti	President and Principal Executive Officer	April , 2008
Adam S. Patti

/s/ William V. Simon	Treasurer and Principal Financial Officer	April , 2008
William V. Simon

/s/ Gregory G. Bassuk	Chairman, Trustee and Secretary	April , 2008
Gregory G. Bassuk

/s/ Reena Aggarwal	Trustee	April , 2008
Reena Aggarwal

/s/ Gene Chao	Trustee	April , 2008
Gene Chao